Exhibit 2.1

Execution Version

AGREEMENT AND PLAN OF MERGER

by and among

EAST PRIVATE HOLDINGS II, LLC,

EAST MERGER SUB, INC.,

and

ELECTRONICS FOR IMAGING, INC.

Dated as of April 14, 2019

i

ii

iii

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of April 14, 2019, by and among East Private Holdings II, LLC, a Delaware limited liability company (“Parent”), East Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and Electronics for Imaging, Inc., a Delaware corporation (the “Company”). Each of Parent, Merger Sub and the Company are sometimes referred to as a “Party.” All capitalized terms that are used in this Agreement have the respective meanings given to them in Article I.

RECITALS

A.    The Parties intend that Merger Sub will be merged with and into the Company (the “Merger”), with the Company continuing as the surviving entity in the Merger as a wholly owned subsidiary of Parent in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), pursuant to which, except as otherwise provided for herein, all of the issued and outstanding shares of Company Common Shares will be cancelled and converted into the right to receive the Merger Consideration, upon the terms and subject to the conditions of this Agreement.

B.    The board of directors of the Company (the “Company Board”) has unanimously (i) determined that this Agreement and the Transactions, including the Merger, are advisable and fair to, and in the best interests of, the Company and the Company Shareholders, (ii) adopted this Agreement and the Transactions, including the Merger, (iii) directed that this Agreement be submitted to the Company Shareholders for their adoption and (iv) resolved to recommend that the Company Shareholders adopt this Agreement.

C.    The board of directors of each of Parent and Merger Sub has unanimously adopted, and Parent, in its capacity as the sole stockholder of Merger Sub has, effective immediately following the execution and delivery of this Agreement, adopted and approved, in each case, this Agreement and the Transactions, including the Merger.

D.    Concurrently with the execution and delivery of this Agreement, and as a condition and inducement to the Company’s willingness to enter into this Agreement, Siris Partners IV, L.P. and Siris Partners IV Parallel, L.P. (each, a “Guarantor”) have delivered to the Company limited guarantees (the “Limited Guarantees”) in favor of the Company with respect to certain obligations of Parent and Merger Sub pursuant to the terms of this Agreement as specified in the Limited Guarantees.

E.    The Company, Parent and Merger Sub desire to (i) make certain representations, warranties, covenants and agreements in connection with this Agreement and the Merger; and (ii) prescribe certain conditions with respect to the consummation of the Merger.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing premises and the representations, warranties, covenants and agreements set forth herein, as well as other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and accepted, and intending to be legally bound hereby, the Company, Parent and Merger Sub agree as follows:

ARTICLE I

DEFINITIONS & INTERPRETATIONS

1.1.    Certain Definitions. For all purposes of and pursuant to this Agreement, the following capitalized terms have the following respective meanings:

(a)    “2014 Indenture” means the Indenture (including Form of Notes), dated as of September 9, 2014, between the Company and U.S. Bank National Association, as trustee, as amended by the First Supplemental Indenture, dated as of November 5, 2018, between the Company and U.S. Bank National Association, as trustee.

(b)    “2019 Indenture” means the Indenture (including Form of Notes), dated as of November 30, 2018, between the Company, as issuer, and U.S. Bank National Association, as trustee.

(c)    “Acceptable Confidentiality Agreement” means an agreement with the Company that is either (i) in effect as of the execution and delivery of this Agreement; or (ii) executed, delivered and effective after the execution and delivery of this Agreement, in either case containing provisions that require any counterparty thereto (and any of its Affiliates and representatives) that receive material non-public information of, or with respect to, the Company to keep such information confidential; provided, however, that, in the case of clause (ii) only of this definition, the confidentiality and use provisions contained therein are no less favorable, and the other provisions contained therein are no less favorable in the aggregate, to the Company than the terms of the Confidentiality Agreement (it being understood that such agreement need not contain any “standstill” or similar provisions that prohibit the making of any Acquisition Proposal). An “Acceptable Confidentiality Agreement” pursuant to clause (ii) of this definition shall not include any provision (i) granting any exclusive right to negotiate with such counterparty, (ii) prohibiting the Company from satisfying its obligations hereunder or (iii) requiring the Company or its Subsidiaries to pay or reimburse the counterparty’s fees, costs or expenses.

(d)    “Acquisition Proposal” means any offer or proposal (other than an offer or proposal by Parent or Merger Sub) to engage in an Acquisition Transaction.

(e)    “Acquisition Transaction” means any transaction or series of related transactions (other than the Merger) involving:

(i)    any (A) acquisition of securities in which the Company issues securities representing 15% or more of the outstanding shares of any class of voting securities of the Company or (B) tender offer or exchange offer by any Person or “group” of Persons that, if consummated in accordance with its terms, would result in such Person or “group” of Persons beneficially owning securities representing more than 15% of the outstanding voting power of the Company or any class of equity or voting securities of the Company, in each case, after giving effect to the consummation of such tender or exchange offer;

(ii)    any direct or indirect sale, exclusive license, exchange, transfer, purchase or other disposition with or by any non-affiliated Person or “group” (as defined pursuant to Section 13(d) of the Exchange Act) of Persons with respect to more than 15% of the consolidated assets (measured by the fair market value thereof as of the date of such purchase or acquisition), including equity interests in Subsidiaries of the Company, consolidated revenues of the Company and its Subsidiaries, taken as a whole; or

(iii)    any merger, amalgamation, consolidation, business combination (including any share exchange, tender offer or exchange offer), recapitalization, reorganization, liquidation, dissolution or other similar transaction involving the Company or any Subsidiary of the Company whose assets, individually or in the aggregate, constitute 15% or more of the consolidated assets of the Company or to which 15% or more of the consolidated revenues of the Company and its Subsidiaries, taken as a whole, are attributable, which would result in any Person or group (other than the Company, any wholly owned Subsidiary of the Company or any parent entity of which the Company is a wholly owned Subsidiary), or the shareholders or equityholders of any such Person or group, beneficially owning, directly or indirectly, more than 15% of the outstanding Company Common Shares or 15% of the voting power of the surviving entity in a merger involving the Company or the resulting direct or indirect parent of the Company or such surviving entity (or any securities convertible into, or exchangeable for, securities representing such voting power).

(f)    “Affiliate” means, with respect to any Person, any other Person that, directly or indirectly, controls, is controlled by or is under common control with such Person. For purposes of this definition, the term “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of that Person, whether through the ownership of voting securities or partnership or other ownership interests, by contract or otherwise; provided, however, other than in the case of Section 6.2(e) (which, in each case, shall be limited to controlled portfolio companies), in no event shall Parent, Merger Sub or any of their respective Subsidiaries be considered an “Affiliate” of any portfolio company of Parent, Merger Sub or any of their respective Subsidiaries (as such term is customarily used in the private equity industry).

(g)    “Ancillary Agreements” means the paying agent agreement contemplated by Section 2.9(a), the Limited Guarantees, the Financing Letters, and the schedules, annexes, appendices and exhibits hereto and thereto.

(h)    “Anti-Corruption Laws” means the Foreign Corrupt Practices Act of 1977, the U.K. Bribery Act of 2010 and any other applicable U.S. or foreign anti-corruption or anti-bribery Laws.

(i)    “Antitrust Law” means the Sherman Antitrust Act, the Clayton Antitrust Act, the HSR Act, the Federal Trade Commission Act and all other Laws, including both domestic and foreign Laws, that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or significant impediments or lessening of competition or the creation or strengthening of a dominant position through merger or acquisition, in any case, that are applicable to the Merger.

(j)    “Audited Company Balance Sheet” means the consolidated balance sheet (and the notes thereto) of the Company and its consolidated Subsidiaries as of December 31, 2018 set forth in the Company’s Annual Report on Form 10-K filed by the Company with the SEC for the fiscal year ended December 31, 2018.

(k)    “Burdensome Effect” means, in connection with any Remedial Action, any condition, limitation or qualification imposed by a Governmental Authority on its grant of any consent, authorization, order, approval or exemption that a party seeks to obtain in connection with the Transactions that, individually or together with all such conditions, limitations or qualifications would or would reasonably be expected to have a material impact on the business, assets, results of operations, financial condition, properties or liabilities of (a) the Company and its Subsidiaries, taken together or (b) Parent, Merger Sub and their respective Affiliates, taken together.

(l)    “Business Day” means any day other than Saturday or Sunday or a day on which commercial banks are authorized or required by Law to be closed in New York, New York.

(m)    “Code” means the Internal Revenue Code of 1986, as amended.

(n)    “Company 2019 Annual Overachievement PSUs” means the portion of each award of performance stock units or restricted stock units, in each case, subject to one-year performance-vesting restrictions granted pursuant to the Company’s 2019 annual bonus program and the Company’s 2017 Equity Incentive Plan, that is eligible to vest only if and to the extent the target level of performance under the award is exceeded (or the entire award in the case of an award that is granted in tandem with a Company 2019 Annual Target PSU and that vests only if performance exceeds the target level under such award), provided that Company 2019 Annual Overachievement PSUs shall not include any Company 2019 Annual Target PSUs, Company LTIP Target PSUs or Company LTIP Overachievement PSUs.

(o)    “Company 2019 Annual Target PSUs” means the portion of each award of performance stock units or restricted stock units, in each case, subject to one-year performance-vesting restrictions granted pursuant to the Company’s 2019 annual bonus program and the Company’s 2017 Equity Incentive Plan that is eligible to vest in full if the target level of performance under the award is achieved (or the entire award in the case of an award that is granted in tandem with a Company 2019 Annual Overachievement PSU and that vests in full at the target level of performance under such award), provided that Company 2019 Annual Target PSUs shall not include any Company 2019 Annual Overachievement PSUs, Company LTIP Target PSUs or Company LTIP Overachievement PSUs.

(p)    “Company Common Shares” means any shares of common stock, par value $0.01 per share, of the Company.

(q)    “Company Equity Awards” mean the Company RSUs, Company LTIP Target PSUs, Company LTIP Overachievement PSUs, Company 2019 Annual Target PSUs, Company 2019 Annual Overachievement PSUs and Company Options.

(r)    “Company Equity Plans” means the Company 2017 Equity Incentive Plan, the Company 2009 Equity Incentive Award Plan, and the Company ESPP.

(s)    “Company ESPP” means the Amended and Restated 2000 Employee Stock Purchase Plan of the Company, as amended.

(t)    “Company Intellectual Property” means any Intellectual Property that is owned or purported to be owned by the Company or any of its Subsidiaries.

(u)    “Company LTIP Overachievement PSUs” means the portion of each award of performance stock units or restricted stock units, in each case, subject to performance-vesting restrictions granted pursuant to any of the Company Equity Plans, that is eligible to vest only if and to the extent the target level of performance under the award is exceeded (or the entire award in the case of an award that is granted in tandem with a Company LTIP Target PSU and vests only if performance exceeds the target level under such award), provided that Company LTIP Overachievement PSUs shall not include any Company LTIP Target PSUs, Company 2019 Annual Target PSUs or Company 2019 Annual Overachievement PSUs.

(v)    “Company LTIP Target PSUs” means the portion of each award of performance stock units or restricted stock units, in each case, subject to performance-vesting restrictions granted pursuant to any of the Company Equity Plans, that is eligible to vest in full if the target level of performance under the award is achieved (or the entire award in the case of an award that is granted in tandem with a Company LTIP Overachievement PSU and vests in full at the target level of performance), provided that Company LTIP Target PSUs shall not include any Company LTIP Overachievement PSUs, Company 2019 Annual Target PSUs or Company 2019 Annual Overachievement PSUs.

(w)    “Company Material Adverse Effect” means any change, event, occurrence, development, condition or effect (each, an “Effect”) that, individually or in the aggregate, is or would reasonably be expected to (1) be materially adverse to the business, assets, financial condition, results of operations, properties or liabilities of the Company and its Subsidiaries, taken as a whole or (2) prevent the Company from consummating the Merger or have a material adverse effect on the ability of the Company to consummate the Merger in a timely manner; provided, however, none of the following, and no Effect arising out of or resulting from the following (in each case, by itself or when aggregated) will be deemed to be or constitute a Company Material Adverse Effect or will be taken into account when determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur (subject to the limitations set forth below) in each case with respect to clause (1) above:

(i)    changes in general economic conditions, or changes in conditions in the global, international or regional economy generally;

(ii)    changes in conditions in the financial markets, credit markets or capital markets in the United States or any other country or region of the world, including (A) changes in interest rates or credit ratings; or (B) changes in exchange rates for the currencies of any country;

(iii)    changes in conditions in the industries, markets or geographical areas in which the Company and its Subsidiaries conduct business;

(iv)    changes in regulatory, legislative or political conditions in the United States or any other country or region of the world;

(v)    any geopolitical conditions, outbreak of hostilities, acts of war, sabotage, terrorism or military actions (including any escalation or general worsening of any such hostilities, acts of war, sabotage, terrorism or military actions);

(vi)    earthquakes, volcanic activity, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters, pandemics and other similar events in the United States or any other country or region of the world;

(vii)    the public announcement, execution or pendency of this Agreement or the consummation of the Transactions or the identity of Parent, Merger Sub or the Guarantors, including the impact thereof on the relationships, contractual or otherwise, of the Company and its Subsidiaries with employees, suppliers, lessors, customers, partners, vendors or any other Third Person (provided that this clause (vii) shall not apply to any representation or warranty of the Company herein to the extent that such representation or warranty is expressly intended to address the consequences resulting from the execution of this Agreement or the consummation of the Transactions, including the representations and warranties contained in Section 3.5);

(viii)    any action taken or refrained from being taken by the Company that is required to be taken or refrained from being taken by the express terms of this Agreement;

(ix)    any action taken by the Company or its Subsidiaries, which Parent, Merger Sub or their respective Affiliates has expressly approved, consented to or requested in writing following the date of this Agreement;

(x)    changes in GAAP or other accounting standards or in any applicable Laws or regulations (or the enforcement, implementation or interpretation of any of the foregoing);

(xi)    changes in the price or trading volume of the Company Common Shares or the ratings or ratings outlook of the Company, in and of itself (it being understood that any cause of such change may be taken into account when determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur);

(xii)    any failure, in and of itself, by the Company and its Subsidiaries to meet (A) any published estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period; or (B) any internal budgets, plans, projections or forecasts of its revenues, earnings or other financial performance or results of operations (it being understood that any cause of any such failure may be taken into account when determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur);

(xiii)    the availability or cost of equity, debt or other financing to Parent or Merger Sub (it being understood that any cause of any such failure arising out of or resulting from the status or performance of the business, assets, financial condition, results of operations, liabilities or properties of the Company and its Subsidiaries, taken as a whole, from and after the date of this Agreement may be taken into account when determining whether a Company Material Adverse Effect has occurred or would occur); and

(xiv)    any stockholder litigation, suit, action or proceeding, or derivative litigation, suit, action or proceeding, in respect of this Agreement or the Ancillary Agreements or the Transactions brought by any current or former Company Shareholders against the Company, any of its executive officers or other employees or any member of the Company Board;

except, in each case of clauses (i), (ii), (iii), (iv), (v), (vi) and (x), to the extent (and solely to the extent) that such Effect has had a material and disproportionate adverse impact on the Company and its Subsidiaries, taken as a whole, relative to other companies operating in the industries in which the Company and its Subsidiaries conduct business, in which case only the incremental disproportionate adverse impact may be taken into account in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur.

(x)    “Company Options” means any options to purchase Company Common Shares granted pursuant to any of the Company Equity Plans (other than the Company ESPP).

(y)    “Company Preferred Shares” means any shares of preferred stock, par value $0.01 per share, of the Company.

(z)    “Company Products” means any and all products and services that are currently marketed, offered, sold, licensed, provided or distributed by the Company or any of its Subsidiaries.

(aa)    “Company Registered Intellectual Property” means all of the Registered Intellectual Property owned by, or with respect to a pending application, filed by and in the name of, the Company or any of its Subsidiaries.

(bb)    “Company RSUs” means restricted stock units subject only to time-vesting restrictions granted pursuant to any of the Company Equity Plans. Company RSUs include any restricted stock units that were granted pursuant to the Company Equity Plans that were originally subject to time-based and performance-based vesting restrictions, but as of the Effective Time, the applicable performance period had ended and the award remained subject to only time-based vesting restrictions; provided that, for the avoidance of doubt, such awards do not constitute Company LTIP Target PSUs or Company LTIP Overachievement PSUs.

(cc)    “Company Shareholders” means the holders of Company Common Shares.

(dd)    “Company Termination Fee” means an amount equal to $59,200,000 except that in the event that this Agreement is terminated by (i) the Company pursuant to Section 8.1(h) (A) prior to the No-Shop Period Start Date or (B) prior to the date that is five (5) Business Days after the No-Shop Period Start Date (the “Excluded Party End Date”) in order to enter into a definitive Alternative Acquisition Agreement for a Superior Proposal with an Excluded Party, or (ii) by Parent pursuant to Section 8.1(f) (A) prior to the No-Shop Period Start Date (other than in connection with a Company Board Recommendation Change resulting from an Intervening Event) or (B) prior to the Excluded Party End Date in connection with a Company Board Recommendation Change resulting from a Superior Proposal with an Excluded Party, the “Company Termination Fee” means an amount equal to $25,370,000.

(ee)    “Compliant” means, with respect to any Required Information, (a) that such Required Information does not contain any untrue statement of material fact or omit to state any material fact necessary in order to make such Required Information not materially misleading, and (b) (i) the Company or its auditors shall not have announced any intention or need to restate any financial statements included in the Required Information or that any such restatement is under consideration and/or (ii) Deloitte & Touche LLP has not withdrawn or advised the Company in writing that it intends to withdraw its audit opinion with respect to any financial statements contained in or that includes the Required Information for which it has provided an opinion, in which case under this clause (b) such Required Information shall not be deemed to be Compliant unless and until (x) in the case of clause (b)(i), one (1) Business Day after the date on which such restatement has been completed and the applicable financial statements have been amended and delivered to Parent or the Company has announced that it has concluded in good faith and in its reasonable business judgment (including the basis for such conclusion) that no restatement is required in accordance with GAAP or (y) in the case of clause (b)(ii), one (1) Business Day after the date on which Deloitte & Touche LLP or another independent public accounting firm of recognized national standing reasonably acceptable to Parent has issued a new unqualified audit opinion with respect to such financial statements for the relevant period(s).

(ff)    “Continuing Employees” means each individual who is an employee of the Company or any of its Subsidiaries immediately prior to the Effective Time and continues to be an employee of Parent or one of its Subsidiaries (including the Surviving Company) immediately following the Effective Time.

(gg)    “Contract” means any legally binding contract, subcontract, note, bond, mortgage, indenture, loan, lease, sublease, license, sublicense or other similar legally binding agreement or instrument.

(hh)    “Credit Agreement” means the Credit Agreement, dated as of January 2, 2019, among the Company, and Citibank, N.A., as Administrative Agent, Citibank, N.A., as Sole Lead Arranger and Sole Bookrunner, and Bank Of The West, as Syndication Agent, and each lender from time to time party thereto.

(ii)    “Dissenting Company Shares” means Company Common Shares with respect to which the holder thereof has not voted in favor of the Merger or consented to it in writing, has demanded the appraisal of such Company Common Shares in accordance with, and has properly exercised and perfected and not subsequently waived, withdrawn or lost such holder’s demand for appraisal rights with respect to such Company Common Shares in compliance with the provisions of Section 262 of the DGCL.

(jj)    “DOJ” means the United States Department of Justice or any successor thereto.

(kk)    “Environmental Law” means any applicable Law in effect on or prior to the Closing Date relating to (i) the protection of the indoor or outdoor environment (including ambient air, surface water, groundwater or land) or pollution; (ii) the registration, production, use, storage, treatment, transportation, handling, reporting, recycling, disposal, discharge, release or other handling of any Hazardous Substances, or the investigation, monitoring, clean-up or remediation thereof; (iii) energy efficiency; (iv) the preservation, regulation or protection of waterways, groundwater, drinking water, air, wildlife, plants or other natural resources; and (v) the health and safety of Persons or property, including protection of health and safety of employees.

(ll)    “ERISA” means the Employee Retirement Income Security Act of 1974.

(mm)    “ERISA Affiliate” means any other trade or business (whether or not incorporated) that would be treated as a single employer with the Company or any of its Subsidiaries pursuant to Section 414 of the Code.

(nn)    “Ex-Im Laws” means all applicable Laws relating to export, reexport, transfer, and import controls, including the U.S. Export Administration Regulations and the customs and import Laws administered by U.S. Customs and Border Protection.

(oo)    “Exchange Act” means the Securities Exchange Act of 1934, as amended.

(pp)    “Excluded Party” shall mean any Third Person from whom the Company or any of its Representatives has received after the date hereof and prior to the No-Shop Period Start Date a written Acquisition Proposal (inclusive of any amendment or modification thereto, if delivered prior to the No-Shop Period Start Date) that the Company Board determines in good faith (such determination to be made no later than the No Shop Period Start Date), after consultation with outside legal counsel and its financial advisors, constitutes or would reasonably be expected to result in a Superior Proposal; provided that any such Third Person shall cease to be an Excluded Party at such time as such Third Person finally withdraws its Acquisition Proposal(s) or such Acquisition Proposal is abandoned; provided, further, that any amendment, supplement or modification to an Acquisition Proposal shall not constitute withdrawal of an Acquisition Proposal.

(qq)    “Existing Indentures” means the 2014 Indenture and the 2019 Indenture.

(rr)    “Existing Notes” means the 0.75% Convertible Senior Notes due 2019 issued pursuant to the 2014 Indenture (the “2019 Notes”) and the 2.25% Convertible Senior Notes due 2023 issued pursuant to the 2019 Indenture (the “2023 Notes”).

(ss)    “Financing Sources” means the Persons that have committed to provide or have otherwise entered into agreements to provide the Debt Financing, including the Lenders referred to in this Agreement, and any joinder agreements, indentures, credit agreements or other definitive agreements entered into pursuant thereto or relating thereto, and any arrangers or administrative agents in connection with the Debt Financing, together with their current and future Affiliates and their and such Affiliates’, officers, directors, employees, attorneys, partners (general or limited), controlling parties, advisors, members, managers, accountants, consultants, agents, representatives and funding sources of each of the foregoing, and their successors and assigns.

(tt)    “Fraud” means common law fraud with respect to the representations and warranties of the Company expressly set forth in Article III only that is committed with actual knowledge of falsity and with the intent to deceive or mislead another.

(uu)    “FTC” means the United States Federal Trade Commission or any successor thereto.

(vv)    “GAAP” means generally accepted accounting principles, consistently applied, in the United States.

(ww)    “Governmental Authority” means any government, political subdivision, governmental, administrative, self-regulatory or regulatory entity or body, department, commission, board, agency or instrumentality, or other legislative, executive or judicial governmental entity (to the extent that the rules, regulations or orders of such entity have the force of Law), and any court, tribunal, judicial or arbitral body of competent jurisdiction, in each case, whether federal, national, state, county, municipal or provincial, and whether local, foreign or multinational.

(xx)    “Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority.

(yy)    “Hazardous Substance” means any man made or naturally occurring substance, material or waste that is regulated by a Governmental Authority pursuant to any Environmental Law as “hazardous,” “pollutant,” “contaminant,” “toxic” or “radioactive,” or is subject to regulation or standards of care or liability under any Environmental Law, including petroleum and petroleum products, byproducts and derivatives, polychlorinated biphenyls, radon, asbestos in any form, and including mold, if such mold is present under conditions as to impair or inhibit the use of any structure or portion thereof, for its original intended purposes.

(zz)    “HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations promulgated thereunder.

(aaa)    “Indebtedness” means, with respect to any Person, any of the following liabilities or obligations (without duplication) of such Person: (i) indebtedness for borrowed money (including any principal, premium, accrued and unpaid interest, related expenses, prepayment penalties, commitment and other fees, sale or liquidity participation amounts, reimbursements, indemnities and all other amounts payable in connection therewith), except any indebtedness among such Person and its wholly-owned subsidiaries or among wholly-owned Subsidiaries of such Person; (ii) liabilities evidenced by bonds, debentures, notes or other similar instruments or debt securities; (iii) liabilities pursuant to or in connection with letters of credit or banker’s acceptances or similar items (in each case, to the extent drawn and to the extent such drawing has not been reimbursed); (iv) liabilities pursuant to leases required to be recorded as capitalized leases in accordance with GAAP; (v) liabilities arising out of interest rate, currency, commodity or other hedge or swap arrangements and any other similar arrangements designed to provide protection against fluctuations in interest rates or currency rates; (vi) indebtedness for the deferred purchase price of property or services, except trade accounts payable, accrued commercial or trade liabilities arising in the ordinary course of business (including repurchase agreements) and accrued compensation (including legal reserves, asset retirement obligations and property provisions); (vii) indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired (even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property); and (viii) indebtedness of others of the kind described in clauses (i)—(vii) above guaranteed by such Person or secured by any lien or security interest on the assets of such Person.

(bbb)    “Intellectual Property” means any rights protected by Law, throughout the world, arising from or associated with the following: (i) patents, utility models and applications therefor, including any reissues, divisionals, continuations, continuations-in-part, provisionals, renewals and extensions and counterparts thereof (collectively, “Patents”); (ii) copyrights, works of authorship, copyright registrations and applications therefor and any other rights corresponding thereto throughout the world (collectively, “Copyrights”); (iii) trademarks, service marks, logos, trade names, trade dress rights and similar designation of origin and rights therein, and registrations and applications (including intent-to-use applications) for registration thereof, together with all of the goodwill associated with any of the foregoing (collectively, “Marks”); (iv) databases and data collections (including knowledge databases, customer lists and customer databases); (v) Uniform Resource Locators, Web site addresses and domain names (collectively, “Domain Names”); (vi) trade secrets, confidential information, and know-how (collectively, “Trade Secrets”); (viii) any similar, corresponding or equivalent rights to any of the foregoing; and (ix) any registrations of or applications to register any of the foregoing.

(ccc)    “Intervening Event” means a material Effect that affects or would be reasonably likely to affect the business, assets, financial condition, results of operations, properties or liabilities of the Company and its Subsidiaries, taken as a whole, that (i) is not known (or if known, the effect of which was not reasonably foreseeable) by the Company Board as of the date of this Agreement and (ii) does not relate to any Acquisition Proposal.

(ddd)    “IRS” means the United States Internal Revenue Service or any successor thereto.

(eee)    “Knowledge” of the Company, with respect to any matter in question, means the actual knowledge of the Chief Executive Officer, the Chief Financial Officer and General Counsel of the Company in each case after reasonable inquiry of those employees of the Company and its Subsidiaries who would reasonably be expected to have actual knowledge of the matter in question.

(fff)    “Law” means any federal, national, state, county, municipal, provincial, local, foreign, multinational or other law, statute, constitution, treaty, common law, Governmental Order, ordinance, code, rule, regulation, ruling, requirements or legally binding policies published, issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Authority.

(ggg)    “Legal Proceeding” means any claim, action, charge, lawsuit, litigation, administrative action, audit, investigation, arbitration, mediation or other similarly formal legal proceeding brought by or pending before any Governmental Authority, arbitrator, mediator or other tribunal.

(hhh)    “Marketing Period” means the first period of fifteen (15) consecutive Business Days after the date of this Agreement and throughout which (i) Parent has (A) the financial statements and other information which are necessary to satisfy the conditions set forth in paragraph 7 of Exhibit D of the Debt Commitment Letter (in the case of the foregoing subclause (A), which such financial statements comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in conformity with GAAP (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as otherwise noted therein or to the extent required by GAAP) and present fairly in all material respects the consolidated financial position and the consolidated results of operations and cash flows of the Company and its Subsidiaries as of the dates or for the periods presented therein (subject, in the case of unaudited statements, to normal year-end adjustments)), (B) such other financial, business and other information regarding the Company and its Subsidiaries that is readily available to the Company or then within Company’s possession, in each case, as Parent shall reasonably request from the Company and that is necessary to allow Parent to prepare pro forma financial statements that are necessary to satisfy the conditions set forth in paragraph 7(b) of Exhibit D to the Debt Commitment Letter, (C) customary authorization letters (including customary representations with respect to accuracy of information) for inclusion in any information materials that authorize the distribution of information provided under clauses (A) and (B) above to prospective lenders (collectively, the “Required Information”) and (ii) throughout which period the Required Information is Compliant; provided, further, the required delivery of any information in accordance with paragraph 7 of Exhibit D to the Debt Commitment Letter (or any successor provision thereof) for any new fiscal period shall result in the “restart” of the Marketing Period, notwithstanding that a period of fifteen (15) consecutive Business Days shall have passed throughout which Parent has had what would otherwise have constituted the Required Information (were the Closing to have occurred prior to such required delivery of financial information for such period) and such information having been Compliant throughout such period; provided, further, that the Marketing Period shall end on any earlier date that is the date on which the Debt Financing is otherwise funded to Parent. If the Company in good faith reasonably believes that it has delivered the Required Information, it may deliver to Parent written notice to that effect (stating the date on which it believes it completed any such delivery), in which case the receipt of the Required Information shall be deemed to have occurred and the fifteen (15) consecutive Business Day period described above shall be deemed to have commenced on the date of receipt of such notice by Parent, unless Parent reasonably determines in good faith that the Company has not completed delivery of the Required Information and, within three (3) Business Days after its receipt of such notice from the Company, Parent delivers a written notice to the Company to that effect (stating with reasonable specificity of which information are required to complete the delivery of the Required Information) without prejudice to the Company’s right to assert that the Required Information was in fact delivered.

(iii)    “Maximum Company Liability” means $109,940,000.

(jjj)    “Material Contract” means any of the following Contracts to which the Company or any of its Subsidiaries is a party or bound:

(i)    any Contract that constitutes a “material contract” (as defined in Item 601(b)(10) of Regulation S-K promulgated by the SEC);

(ii)    any Contract (A) with any of the ten (10) largest customers, distributors, resellers or licensees (determined on the basis of aggregate revenues recognized by the Company and its Subsidiaries over the twelve-month period ended February 28, 2019) (“Material Customers”), (B) with any of the ten (10) largest vendors of materials, supplies, goods, services, equipment or other assets (including Intellectual Property) (determined on the basis of aggregate purchases made by the Company or its Subsidiaries over the twelve-month period ended February 28, 2019); (“Material Suppliers”) or (C) to the extent not captured by clauses (A) or (B) above, which involves expenditures or payments by the Company or any Subsidiary of the Company of more than $10,000,000 for the twelve-month period ended February 28, 2019 and in each case pursuant to clause (A), (B), or (C) that cannot be terminated on less than 90 days’ notice without payment or penalty;

(iii)    any employment Contract not terminable at will without ongoing financial liability of the Company or any of its Subsidiaries (for employees in the United States) or with notice or pay in lieu of notice (for employees outside the United States) by the Company or one of its Subsidiaries pursuant to which the Company or one of its Subsidiaries has continuing obligations as of the date of this Agreement with (A) any executive officer or other employee at the vice president level or above, (B) any individual with annual cash compensation in excess of $300,000, or (C) any member of the Company Board;

(iv)    any Contract containing any covenant (A) limiting the right of the Company or any of its Subsidiaries to engage in any material line of business, commercialize any product or service or to compete with any Person in any line of business (other than use of premises restrictions in real estate leases); (B) prohibiting the Company or any of its Subsidiaries from engaging in any business with any Person or levying a fine, charge or other payment for doing so; or (C) containing and limiting the right of the Company or any of its Subsidiaries pursuant to any “most favored nation” or “exclusivity” provisions;

(v)    any Contract relating to the disposition or acquisition of any material business or assets (whether by merger, sale of stock of sale of assets) by the Company or any of its Subsidiaries (A) entered into since December 31, 2018 or (B) that contains any outstanding “earn-out” provisions or other contingent payment obligations that could result in material payment obligations by the Company or any Subsidiary of the Company after the date of this Agreement;

(vi)    any Contracts relating to Indebtedness, in each case, with an aggregate outstanding principal amount in excess of $1,000,000, other than (A) for clarity, accounts receivables and payables in the ordinary course of business; (B) the Credit Agreement and the Existing Notes; (C) agreements between or among the Company and any wholly owned Subsidiaries of the Company; and (D) extensions of credit to customers in the ordinary course of business;

(vii)    any Lease or sublease set forth or required to be set forth in Section 3.15(a) of the Company Disclosure Letter;

(viii)    any Contract providing for the payment, increase or vesting of any material benefits or compensation in connection with the Merger (other than Contracts evidencing Company RSUs, Company LTIP PSUs, Company Annual PSUs, Company Overachievement RSUs or Company Options);

(ix)    any Contract providing for severance payments and benefits in excess of $500,000 (other than Contracts pursuant to which severance is required by applicable Law);

(x)    any Contract that involves a joint venture, partnership or other similar strategic alliance;

(xi)    any Contract between the Company or any of its Subsidiaries, on the one hand, and any director, executive officer or Affiliate (excluding the Company and its Subsidiaries) of the Company or any of its Subsidiaries, on the other hand, involving any indemnification obligations or any other material continuing liabilities or obligations of the Company or any of its Subsidiaries, excluding any Company Plans and any contracts filed with the Company SEC Reports;

(xii)    any Contract that obligates the Company or any Subsidiary of the Company to make any capital investment, capital commitment or capital expenditure (or any series of the foregoing) in excess of $1,000,000 in any twelve-month period after the date of this Agreement;

(xiii)    any Contract pursuant to which the Company or any of its Subsidiaries has been granted a license with respect to any other Person’s Intellectual Property that is material to the operation of the business (as currently conducted) of the Company or any of its Subsidiaries (other than non-exclusive licenses to commercially available off-the-shelf Software or services with aggregate annual fees less than $500,000);

(xiv)    any Contract pursuant to which the Company or any of its Subsidiaries has granted a license to any other Person to any Company Intellectual Property that is material to the operation of the business (as currently conducted) of the Company or any of its Subsidiaries (other than non-exclusive licenses entered into by the Company or any of its Subsidiaries with customers in the ordinary course in connection with the operation of the business of the Company or any of its Subsidiaries, including in connection with the provision of any Company Product by the Company or any of its Subsidiaries in the ordinary course);

(xv)    any Contract that is a settlement, conciliation or similar agreement (A) with an ongoing material obligation with or to any Governmental Authority or (B) which would require the Company or any of its Subsidiaries to pay consideration of more than $1,000,000 after the date of this Agreement for which there is not an accrual;

(xvi)    any Contract that contains any standstill or similar agreement pursuant to which the Company or any of its Subsidiaries has agreed not to acquire substantially all of the assets or securities of another Person other than the Company; and

(xvii)    any Contract that restricts payment of dividends or distributions in respect of the capital stock or other equity interests of the Company or any of its Subsidiaries.

(kkk)    “Money Laundering Laws” means any applicable Law governing financial recordkeeping and reporting requirements, including the U.S. Currency and Foreign Transaction Reporting Act of 1970 and the U.S. Money Laundering Control Act of 1986, and any other applicable anti-money laundering-related Laws, including the U.S.A. PATRIOT Act of 2001.

(lll)    “NASDAQ” means the Nasdaq Stock Market LLC and any successor stock exchange or inter-dealer quotation system operated by the Nasdaq Stock Market LLC or any successor thereto.

(mmm)    “Open Source License” means a license that is considered an “Open Source License” by the Open Source Initiative (www.opensource.org), including, without limitation, the GNU General Public License (GPL), GNU Lesser General Public License (LGPL), GNU Affero General Public License, Mozilla Public License (MPL), and any other license that requires, as a condition of distribution of the Software licensed thereunder, that any other Software incorporated into, derived from, or distributed with the Software licensed thereunder be (i) disclosed or distributed in source code form, (ii) licensed for purposes of preparing derivative works or (iii) redistributed at no charge.

(nnn)    “Organizational Documents” means the articles of incorporation, certificate of incorporation, memorandum of association, charter, bylaws, articles of formation, certificate of formation, regulations, operating agreement, certificate of limited partnership, partnership agreement, limited liability company agreement or other equivalent documents, including any amendments thereto.

(ooo)    “Permitted Liens” means any of the following: (i) liens for Taxes, assessments and governmental charges or levies either not yet delinquent or that are being contested in good faith and by appropriate proceedings and for which appropriate reserves have been established to the extent required by GAAP; (ii) mechanics’, carriers’, workmen’s, warehousemen’s, repairmen’s, materialmen’s or other liens or security interests arising in the ordinary course of business that are not yet due or that are being contested in good faith and by appropriate proceedings; (iii) liens to secure landlords, lessors, sub-lessors, licensors, sub-licensors or renters under leases, rental or other similar agreements (other than capital leases and leases underlying sale and leaseback transactions); (iv) pledges or deposits to secure obligations pursuant to workers’ compensation Laws, unemployment insurance, social security, retirement and similar Laws or similar legislation or to secure public or statutory obligations, in each case, in the ordinary course of business; (v) pledges and deposits to secure the performance of bids, trade contracts, leases, surety and appeal bonds, performance bonds and other obligations of a similar nature, in each case, in the ordinary course of business; (vi) immaterial defects, imperfections or irregularities in title, charges, easements, covenants and rights of way of record, and zoning, building and other similar codes or restrictions, in each case that do not adversely affect in any material respect the current use of the applicable property owned, leased, used or held for use by the Company or any of its Subsidiaries; (vii) liens the existence of which are disclosed in the notes to the consolidated financial statements of the Company included in the Company SEC Reports; (viii) liens pursuant to the Credit Agreement; (ix) non-exclusive licenses to Company Intellectual Property; (x) statutory, common Law or contractual liens (or other encumbrances of any type) securing payments not yet due, including liens of landlords pursuant to the terms of any lease or liens against the interests of the landlord or owner of any Leased Real Property, in each case, unless caused by the Company or any of its Subsidiaries; or (xi) liens (or other encumbrances of any type) that do not and would not reasonably be expected to materially and adversely affect the operation of the Company’s business or the use or operation of the real or personal property subject thereto.

(ppp)    “Person” means any individual, corporation (including any non-profit corporation), limited liability company, joint stock company, general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, firm, Governmental Authority or other enterprise, association, group, organization or entity.

(qqq)    “Personal Data” means information held by or in the possession of the Company or its Subsidiaries that can reasonably be used to, either directly or indirectly, identify an individual natural person, including name, street address, telephone number, email address, photograph, social security number or tax identification number, driver’s license number, passport number, credit card number, bank information, or biometric identifiers or any other piece of information, or any other information defined as “personal data,” “personally identifiable information,” “individually identifiable health information,” “protected health information” or “personal information” under any applicable privacy, data protection or security Law and that is regulated by such Law.

(rrr)    “Privacy and Security Laws” means all applicable Laws and policies of any Governmental Authority relating to privacy, data security, data protection, or the collection, storage, disclosure, disposal or other processing of Personal Data, including but not limited to: the Federal Trade Commission Act, 15 U.S.C. § 45; the Health Insurance Portability and Accountability Act of 1996 and its implementing regulations and Subtitle D of the Health Information Technology for Economic and Clinical Health Act, provisions of the American Recovery and Reinvestment Act of 2009, 42 U.S.C. §§17921-17954, and its implementing regulations (collectively, “HIPAA”); the CAN-SPAM Act of 2003, 15 U.S.C. §§ 7701 et seq.; the Telephone Consumer Protection Act, 47 U.S.C. § 227; California Online Privacy Protection Act, Cal. Bus. & Prof. Code § 22575, et seq.; amendments to and regulations promulgated by federal and state agencies in implementation of these Laws and requirements; Laws governing notification to consumers, employees or other individuals and regulatory authorities following data breaches, including without limitation Cal. Civ. Code § 1798.82, N.Y. Gen. Bus. Law § 899-aa, and Mass. Gen. Law 93H; federal, state, and local Laws governing data security, including without limitation Massachusetts Gen. Law Ch. 93H, 201 C.M.R. 17.00, and Nev. Rev. Stat. 603A; the California Shine the Light Law, Cal Civ. Code § 1798.83; and the European Union’s Directive on Privacy and Electronic Communications (2002/58/EC), General Data Protection Regulation (2016/679), and all implementing regulations and requirements.

(sss)    “Privacy Policy” means any written privacy-related, security-related or Personal Data-related policy of the Company or any of its Subsidiaries that addresses: (i) the privacy of users of any website, service or product operated by or on behalf of the Company or any Subsidiary of the Company; or (ii) the collection, use, storage, hosting, disclosure, transmission, transfer, disposal, other processing or security of any Personal Data.

(ttt)    “Registered Intellectual Property” means any rights in or to Intellectual Property that are the subject of an application, certificate, filing, registration or other document issued, filed with or recorded by any Governmental Authority.

(uuu)    “Release” means any active or passive release, spill, emission, leaking, pumping, pouring, emptying, escaping, leaching, dumping, injection, deposit, disposal, discharge, dispersal or migration into or through the environment, including indoor or outdoor air, soil, soil gas, surface water or ground water.

(vvv)    “Sanctions Laws” means all applicable Laws relating to economic or trade sanctions, including applicable Laws administered or enforced by the governments of the United States, the United Kingdom, the European Union, any EU Member State or any other relevant Governmental Authority.

(www)    “Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, as amended.

(xxx)    “SEC” means the United States Securities and Exchange Commission or any successor thereto.

(yyy)    “Securities Act” means the Securities Act of 1933, as amended.

(zzz)    “Siris Group” means (a) Siris Capital Group, LLC and its Affiliates, (b) any investment funds or investment vehicles Affiliated with, or managed or advised by, Siris Capital Group, LLC or any of its Affiliates or (c) any portfolio company (as such term is commonly understood in the private equity industry) or investment of any such investment funds or investment vehicles, in each case other than Parent or Merger Sub.

(aaaa)    “Software” shall mean any and all (i) computer programs, including any and all software implementations of algorithms, models and methodologies, whether in source code or object code form, (ii) descriptions, schematics, flow charts and other work product used to design, plan, organize and develop any of the foregoing and (iii) all documentation, user manuals and training materials, relating to any of the foregoing.

(bbbb)    “Subsidiary” of any Person means (i) a corporation more than 50% of the combined voting power of the outstanding voting stock of which is owned, directly or indirectly, by such Person or by one or more other Subsidiaries of such Person or by such Person and one or more other Subsidiaries of such Person; (ii) a partnership of which such Person or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries thereof, directly or indirectly, is the general partner and has the power to direct the policies, management and affairs of such partnership; (iii) a limited liability company of which such Person or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries of such Person, directly or indirectly, is the managing member and has the power to direct the policies, management and affairs of such company; or (iv) any other Person (other than a corporation, partnership or limited liability company) in which such Person or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries of such Person, directly or indirectly, has at least a majority ownership and the power to direct the policies, management and affairs thereof.

(cccc)    “Superior Proposal” means any bona fide written Acquisition Proposal for an Acquisition Transaction on terms that the Company Board has determined in good faith (after consultation with its financial advisor and outside legal counsel) that is more favorable, from a financial point of view, to the Company Shareholders (in their capacity as such) than the Merger (taking into account any legal, regulatory, financial, timing, financing and other aspects of such proposal (including the identity of the Person(s) making the proposal) and is reasonably likely to be consummated in accordance with its terms. For purposes of the reference to an “Acquisition Proposal” in this definition, all references to “15%” in the definition of “Acquisition Transaction” will be deemed to be references to “50%.”

(dddd)    “Tax” means any United States federal, state, local and non-United States taxes, assessments and similar governmental charges and impositions of any kind whatsoever in the nature of a tax (including taxes based upon or measured by gross receipts, income, profits, sales, use or occupation) and value added, ad valorem, transfer, stamp, franchise, withholding, payroll, employment, severance, alternative or add-on minimum, license, excise and property taxes and assessments (including documentary transfer taxes), together with all interest, penalties and additions imposed with respect to such amounts.

(eeee)    “Tax Return” means all Tax returns, declarations, statements, reports, schedules, declarations of estimated Tax, forms, elections and information returns filed or required to be filed with a Governmental Authority by the Company or any of its Subsidiaries, including any amendment thereof.

(ffff)    “Third Person” means any Person or “group” (within the meaning of Section 13(d) of the Exchange Act), other than (a) the Company or any of its controlled Affiliates or (b) Parent or any of its Affiliates or any “group” including Parent or any of its Affiliates.

(gggg)    “Transaction Litigation” means any Legal Proceeding commenced or threatened against a Party or any of its Subsidiaries, or its or its Subsidiaries’ Affiliates or Representatives, or otherwise relating to, involving or affecting such Party, any of its Subsidiaries or its or its Subsidiaries’ Affiliates or Representatives, in each case in connection with, arising from or otherwise relating to the Transactions (including the Proxy Statement), other than any Legal Proceedings among the Parties related to this Agreement, the Limited Guarantees or the Equity Commitment Letter and any appraisal demands or actions involving Dissenting Company Shares.

(hhhh)    “Transactions” means the Merger and the other transactions contemplated by this Agreement.

(iiii)    “WARN” means the United States Worker Adjustment and Retraining Notification Act.

(jjjj)    “Willful and Material Breach” means a material breach of any covenant or agreement set forth in the Agreement that is a consequence of a deliberate act or omission undertaken by the breaching Party with actual knowledge that the taking of such act, or the omission of such act, constitutes or would reasonably be expected to result in or constitute a material breach of this Agreement.

1.2.    Index of Defined Terms. The following capitalized terms have the respective meanings given to them in the respective pages of this Agreement set forth opposite each of the capitalized terms below:

2014 Indenture	1
2019 Indenture	1
2019 Notes	7
2023 Notes	7
Acceptable Confidentiality Agreement	2
Acquisition Proposal	2
Acquisition Transaction	2
Advisor	27
Affiliate	2
Agreement	1
Alternate Debt Financing	60
Alternative Acquisition Agreement	50
Ancillary Agreements	2
Anti-Corruption Laws	3
Antitrust Law	3
Assumed Company RSUs	21
Audited Company Balance Sheet	3
Burdensome Effect	3
Business Day	3
Bylaws	26
Capitalization Date	28
Certificate of Merger	19
Certificates	24
Charter	26
Chosen Courts	79
Closing	19
Closing Date	20
Code	3
Collective Bargaining Agreement	38
Company	1
Company 2019 Annual Overachievement PSU Consideration	23
Company 2019 Annual Overachievement PSUs	3

Company 2019 Annual Target PSU Consideration	22
Company 2019 Annual Target PSUs	3
Company Board	1
Company Board Recommendation	27
Company Board Recommendation Change	51
Company Common Shares	3
Company Disclosure Letter	26
Company Equity Awards	3
Company Equity Plans	3
Company ESPP	3
Company Intellectual Property	3
Company LTIP Overachievement PSU	4
Company LTIP Overachievement PSU Consideration	22
Company LTIP Target PSU Consideration	22
Company LTIP Target PSUs	4
Company Material Adverse Effect	4
Company Merger Vote Matters	27
Company Options	5
Company Plans	65
Company Preferred Shares	5
Company Products	5
Company Real Property	32
Company Registered Intellectual Property	5
Company Related Parties	75
Company RSU Consideration	21
Company RSUs	5
Company SEC Reports	30
Company Securities	29
Company Shareholder Meeting	57
Company Shareholders	6
Company Software	34
Company Termination Fee	6
Compliant	6
Computer Systems	35
Confidentiality Agreement	77
Consent	27
Continuing Employees	6
Contract	6
Copyrights	8
Credit Agreement	6
Current ESPP Offering Period	66
D&O Insurance	64
Data Room	19
Debt Commitment Letters	43
Debt Financing	43
Debt Financing Related Parties	73
Designated Jurisdiction	40
DGCL	1
Dissenting Company Shares	6
DOJ	6
Domain Names	8
DTC	25

Effect	4
Effective Time	19
Electronic Delivery	80
Employee Plans	36
Environmental Law	6
Equity Commitment Letters	43
Equity Financing	43
ERISA	6
ERISA Affiliate	7
Exchange Act	7
Excluded Party	7
Excluded Party End Date	6
Ex-Im Laws	7
Existing Agent	58
Existing D&O Insurance	65
Existing Indemnification Agreements	64
Existing Indentures	7
Existing Notes	7
Fee Letter	43
Financing	43
Financing Letters	43
Financing Source Provisions	75
Financing Sources	7
Foreign Employee Plan	38
Fraud	7
FTC	7
GAAP	7
Governmental Authority	7
Governmental Order	7
Guarantor	1
Hazardous Substance	7
HIPAA	12
HSR Act	8
Indebtedness	8
Indemnified Person	64
Indemnified Persons	64
Intellectual Property	8
Intervening Event	8
IRS	8
Knowledge	8
Law	8
Lease	32
Leased Real Property	32
Legal Proceeding	9
Legal Restraint	70
Lenders	43
Limited Guarantees	1
Marketing Period	9
Marks	8
Material Contract	9
Maximum Annual Premium	65
Merger	1

Merger Consideration	20
Merger Sub	1
Merger Sub Shareholder Approval	43
Money Laundering Laws	11
MUFG	60
NASDAQ	11
New Debt Commitment Letters	60
New Plans	66
Non-Party Affiliates	80
No-Shop Period Start Date	49
Notice Period	52
Old Plans	66
Open Source License	11
Option Consideration	23
Organizational Documents	11
Owned Company Shares	20
Owned Real Property	32
Parent	1
Parent Disclosure Letter	41
Parent Related Parties	74
Parent Termination Fee	73
Party	1
Patents	8
Paying Agent	23
Payment Fund	24
Payoff Amount	58
Payoff Letter	58
Permits	39
Permitted Liens	11
Person	12
Personal Data	12
Privacy and Security Laws	12
Privacy Policy	12
Prohibited Terms	59
Proxy Statement	56
Registered Intellectual Property	12
Reimbursement Obligations	63
Release	12
Remedial Actions	55
Representatives	49
Required Amount	44
Required Information	9
Requisite Shareholder Approval	27
Sanctions Laws	12
Sarbanes-Oxley Act	12
SEC	12
SEC Reports	26
Securities Act	12
Siris Group	12
Software	13
Subsidiary	13
Superior Proposal	13

Surviving Company	19
Takeover Laws	27
Tax	13
Tax Return	13
Termination Date	71
Third Person	13
Trade Control Laws	40
Trade Secrets	8
Transaction Litigation	13
Transactions	13
Uncertificated Shares	24
WARN	13
Willful and Material Breach	14

1.3.    Certain Interpretations.

(a)    When a reference is made in this Agreement to an Article or a Section, such reference is to an Article or a Section of this Agreement unless otherwise indicated. When a reference is made in this Agreement to a Schedule or Exhibit, such reference is to a Schedule or Exhibit to this Agreement, as applicable, unless otherwise indicated.

(b)    When used herein, (i) the words “hereof,” “herein” and “herewith” and words of similar import will, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement; and (ii) the words “include,” “includes” and “including” will be deemed in each case to be followed by the words “without limitation.”

(c)    Unless the context otherwise requires, “neither,” “nor,” “any,” “either” and “or” are not exclusive.

(d)    The word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and does not simply mean “if.”

(e)    When used in this Agreement, references to “$” or “Dollars” are references to U.S. dollars.

(f)    The meaning assigned to each capitalized term defined and used in this Agreement is equally applicable to both the singular and the plural forms of such term, and words denoting any gender include all genders. Where a word or phrase is defined in this Agreement, each of its other grammatical forms has a corresponding meaning unless the context otherwise requires.

(g)    When reference is made to any party to this Agreement or any other agreement or document, such reference includes such party’s successors and permitted assigns. References to any Person include the successors and permitted assigns of that Person.

(h)    Unless the context otherwise requires, all references in this Agreement to the Subsidiaries of a Person will be deemed to include all direct and indirect Subsidiaries of such Person.

(i)    A reference to any specific Law or to any provision of any Law includes any amendment to, and any modification, re-enactment or successor thereof, any legislative provision substituted therefor and all rules, regulations and statutory instruments issued thereunder or pursuant thereto, except that, for purposes of any representations and warranties in this Agreement that are made as of a specific date, references to any specific Law will be deemed to refer to such legislation or provision (and all rules, regulations and statutory instruments issued thereunder or pursuant thereto) as of such date. References to any agreement or Contract are to that agreement or Contract as amended, modified or supplemented as of the date of this Agreement or, thereafter from time to time in accordance with the terms of such Contract and not in violation of this Agreement.

(j)    All accounting terms used herein will be interpreted, and all accounting determinations hereunder will be made, in accordance with GAAP.

(k)    The table of contents and headings set forth in this Agreement are for convenience of reference purposes only and will not affect or be deemed to affect in any way the meaning or interpretation of this Agreement or any term or provision hereof.

(l)    The measure of a period of one month or year for purposes of this Agreement will be the date of the following month or year corresponding to the starting date. If no corresponding date exists, then the end date of such period being measured will be the next actual date of the following month or year (for example, one month following February 18 is March 18 and one month following March 31 is May 1).

(m)    The Parties agree that they have been represented by legal counsel during the negotiation and execution and delivery of this Agreement and therefore waive the application of any Law, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the Party drafting such agreement or document.

(n)    No summary of this Agreement or any Exhibit or Schedule delivered herewith prepared by or on behalf of any Party will affect the meaning or interpretation of this Agreement or such Exhibit or Schedule.

(o)    The information contained in this Agreement and in the Company Disclosure Letter is disclosed solely for purposes of this Agreement, and no information contained herein or therein will be deemed to be an admission by any Party to any Third Person of any matter whatsoever, including (i) any violation of Law or breach of contract; or (ii) that such information is material or that such information is required to be referred to or disclosed under this Agreement.

(p)    The representations and warranties in this Agreement are the product of negotiations among the Parties and are for the sole benefit of the Parties. Any inaccuracies in such representations and warranties are subject to waiver by the Parties in accordance with Section 8.5 without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the Parties of risks associated with particular matters regardless of the knowledge of any of the Parties. Consequently, Persons other than the Parties may not rely on the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

(q)    Documents or other information or materials will be deemed to have been “made available” by the Company if such documents, information or materials have been (i) posted to a virtual data room managed by the Company at www.dataroom.ansarada.com (the “Data Room”) or (ii) delivered or provided to Parent or its Affiliates or Representatives, in each case at any time prior to 11:59 p.m. on April 13, 2019.

(r)    All references to time shall refer to New York City time unless otherwise specified.

ARTICLE II

THE MERGER

2.1.    The Merger. Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the DGCL, at the Effective Time, (a) Merger Sub will be merged with and into the Company; (b) the separate corporate existence of Merger Sub will thereupon cease; and (c) the Company will continue as the surviving company of the Merger and as a wholly owned Subsidiary of Parent. The Company, as the surviving company of the Merger, is sometimes referred to herein as the “Surviving Company.” At the Effective Time, the effect of the Merger shall be as provided in this Agreement, the Certificate of Merger and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the properties, rights, privileges, immunities, powers and franchises of the Company and Merger Sub shall vest in the Surviving Company, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Company.

2.2.    The Effective Time. Upon the terms and subject to the conditions set forth in this Agreement, as soon as practicable following the fulfillment or waiver of all of the conditions set forth in Article VII, on the Closing Date, the Parties shall file the certificate of merger as contemplated by the DGCL (the “Certificate of Merger”) together with any required related certificates, filings and recordings, with the Secretary of State of the State of Delaware, in such form as required by, and executed in accordance with the relevant provisions of, the DGCL. The Merger shall become effective upon the later of (a) the date and time of the filing of the Certificate of Merger with the Secretary of State of the State of Delaware or (b) such other date and time as may be mutually agreed upon by Parent and the Company and set forth in the Certificate of Merger (the “Effective Time”).

2.3.    The Closing. Subject to the conditions set forth in this Agreement, the consummation of the Merger will take place at a closing (the “Closing”) and shall take place via the electronic exchange of signatures and documentation on (a) a date to be agreed upon by Parent, Merger Sub and the Company that is no later than the third (3rd) Business Day after the later of (i) the satisfaction or waiver (to the extent permitted hereunder) of the last to be satisfied or waived of the conditions set forth in Article VII (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver (to the extent permitted hereunder) of such conditions) and (ii) the completion of the Marketing Period; or (b) such other time, location and date as Parent, Merger Sub and the Company mutually agree in writing. The date on which the Closing actually occurs is referred to as the “Closing Date.”

2.4.    Certificate of Incorporation and Bylaws of the Surviving Company. At the Effective Time, subject to the provisions of Section 6.11, the certificate of incorporation of the Surviving Company will be amended and restated to read in its entirety in the form attached hereto as Exhibit A, and as so amended and restated shall be the certificate of incorporation of Surviving Company until thereafter changed or amended as provided therein or pursuant to applicable Law. At the Effective Time, subject to the provisions of Section 6.11, the bylaws of the Surviving Company will be amended and restated to read in their entirety in the form of the bylaws of Merger Sub immediately prior to the Effective Time (other than that the name of the Surviving Company shall be Electronics For Imaging, Inc.), until thereafter changed or amended as provided therein, in the certificate of incorporation of the Surviving Company or pursuant to applicable Law.

2.5.    Directors and Officers.

(a)    Directors. At the Effective Time, the directors of the Surviving Company will be the directors of Merger Sub as of immediately prior to the Effective Time, each to hold office until their respective successors are duly elected or appointed and qualified in accordance with the DGCL and the Organizational Documents of the Surviving Company.

(b)    Officers. At the Effective Time, the officers of the Surviving Company will be the officers of the Company as of immediately prior to the Effective Time, each to hold office until their respective successors are duly elected or appointed and qualified in accordance with the DGCL and the Organizational Documents of the Surviving Company.

2.6.    Conversion and Exchange of Shares.

(a)    Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or any securityholders of the Company or Merger Sub, the following will occur:

(i)    each share of common stock, par value $0.01 per share, of Merger Sub that is issued and outstanding as of immediately prior to the Effective Time will automatically be canceled and converted into one validly issued, fully paid and nonassessable common share of the Surviving Company;

(ii)    each Company Common Share that is issued and outstanding as of immediately prior to the Effective Time (other than Owned Company Shares or Dissenting Company Shares) will automatically be cancelled, extinguished and converted into the right to receive an amount equal to $37.00 in cash per share, without interest (the “Merger Consideration”), in accordance with the provisions of Section 2.9 (or in the case of a lost, stolen or destroyed certificate, upon delivery of an affidavit (and bond, if required in accordance with Section 2.11) in accordance with the provisions of Section 2.11); and

(iii)    each Company Common Share that is (A) held by the Company as a treasury share; (B) owned by Parent or Merger Sub; or (C) owned by any direct or indirect wholly owned Subsidiary of the Company, Parent or Merger Sub as of immediately prior to the Effective Time (collectively, the “Owned Company Shares”) will automatically be cancelled and extinguished without any conversion thereof or consideration paid therefor.

(b)    The Merger Consideration will be adjusted appropriately to reflect the effect of any stock split, reverse stock split, sub-division, consolidation, stock dividend (including any dividend or other distribution of securities convertible into Company Common Shares), cash dividend (unless declared prior to the date hereof or declared and paid in compliance with the terms of this Agreement), reorganization, recapitalization, reclassification, combination, exchange of shares or other similar change with respect to the Company Common Shares occurring on or after the date of this Agreement and prior to the Effective Time.

2.7.    Dissenting Company Shares.

(a)    Notwithstanding anything in this Agreement to the contrary, Dissenting Company Shares shall not be converted into the right to receive the Merger Consideration as provided in Section 2.6(a), but rather, the holders of Dissenting Company Shares shall be entitled only to payment of the appraisal value of such Dissenting Company Shares in accordance with the provisions of Section 262 of the DGCL less any applicable Taxes required to be withheld in accordance with Section 2.12 with respect to such payment (and, at the Effective Time, such Dissenting Company Shares shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and such holders shall cease to have any right with respect thereto, except the right to receive the appraisal value of such Dissenting Company Shares in accordance with the provisions of Section 262 of the DGCL); provided, that, if any such holder of Dissenting Company Shares shall fail to perfect or otherwise shall waive, withdraw or lose the right to appraisal and payment under and to the extent set forth in and in accordance with Section 262 of the DGCL (whether occurring before, at or after the Effective Time), then the right of such holder to be paid the appraisal value of such holder’s Dissenting Company Shares shall cease and such Dissenting Company Shares shall be deemed to have been converted as of the Effective Time into, and to have become exchangeable solely for, the right to receive the Merger Consideration (without interest thereon) as provided in Section 2.6(a), and such shares shall not be deemed to be Dissenting Company Shares.

(b)    The Company shall give Parent: (i) prompt written notice of (A) any written demand for appraisal received by the Company prior to the Effective Time pursuant to the DGCL or any other written communication with the Company that relates to a demand for appraisal or payment with respect to Dissenting Company Shares; (B) any withdrawal or attempted withdrawal of any such demand; and (C) any other demand, notice or instrument delivered to the Company prior to the Effective Time pursuant to the DGCL with respect to the exercise or purported exercise of appraisal rights; and (ii) the opportunity to participate in, at Parent’s election and expense, all negotiations and proceedings with respect to any such demand, notice or instrument. The Company shall not, except with the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed), make any payment or settlement offer or settle any such demands prior to the Effective Time with respect to any such demand, notice or instrument. Each holder of Dissenting Company Shares who becomes entitled under Section 262 of the DGCL to receive payment of the “fair value” for such holder’s shares shall receive such payment therefor from the Surviving Company or its designee after giving effect to any withholdings required by applicable Law (but only after the amount thereof shall have been finally determined pursuant to the DGCL), and such shares shall be retired and cancelled as of the Effective Time.

2.8.    Equity Awards.

(a)    Company RSUs. Subject to the exceptions set forth in Items 2 and 3 of Section 5.2(d) of the Company Disclosure Letter, each Company RSU that is outstanding as of immediately prior to the Effective Time and that is then vested or would become vested pursuant to its terms on or before the first anniversary of the Closing Date, will, without any action on the part of Parent, Merger Sub, the Company or the holder thereof, be converted into and will become a right to receive an amount in cash, without interest, equal to (i) the amount of the Merger Consideration; multiplied by (ii) the total number of Company Common Shares subject to the portion of such Company RSU (the “Company RSU Consideration”) that is then vested or would become vested pursuant to its terms on or before the first anniversary of the closing date, subject to withholding for all required Taxes pursuant to Section 2.12. Parent will assume all other Company RSUs (the “Assumed Company RSUs”) that are outstanding as of immediately prior to the Effective Time, and at the Effective Time each such Company RSU will, without any action on the part of Parent, Merger Sub, the Company or the holder thereof, be converted into and will become a right to receive an amount in cash, without interest, equal to the Company RSU Consideration, which shall vest (if applicable) and become payable by the Surviving Company to the holder thereof in accordance with the vesting schedule and terms and conditions applicable to such Company RSU immediately prior to the Effective Time (including any acceleration provisions applicable to the award) and will be subject to withholding for all required Taxes pursuant to Section 2.12. For the avoidance of doubt, at the Effective Time each Company RSU, including the Assumed Company RSUs, will cease to represent the right to receive Company Common Shares and will not represent any right to receive any equity securities of Parent, Merger Sub, the Surviving Company or any of their respective Subsidiaries.

(b)    Company LTIP Target PSUs. Parent will assume all Company LTIP Target PSUs that are outstanding as of immediately prior to the Effective Time, and at the Effective Time each such Company LTIP Target PSU will, without any action on the part of Parent, Merger Sub, the Company or the holder thereof, be converted into and will become a right to receive an amount in cash, without interest, equal to (i) the amount of the Merger Consideration; multiplied by (ii) the total number of Company Common Shares subject to such Company LTIP Target PSU (the “Company LTIP Target PSU Consideration”), which shall vest (if applicable) and become payable by the Surviving Company to the holder thereof in accordance with the time-based vesting schedule for the award (but in no event earlier than the end of the applicable performance period) and terms and conditions applicable to such Company LTIP Target PSU immediately prior to the Effective Time (including any acceleration provisions applicable to the award). For purposes of the previous sentence, the number of Company Common Shares subject to a Company LTIP Target PSU in which the performance period applicable to such award has not been completed as of the Effective Time will be deemed to be the number of shares eligible to vest based on the target level of performance (which, for purposes of clarity, shall be the total number of shares subject to the award in the case of an award with respect to which the performance-based vesting requirements vest in full on achievement of target performance and was granted in tandem with a Company LTIP Overachievement PSU), and the performance-based vesting requirements shall no longer apply to the award from and after the Effective Time. The payment of the Company LTIP Target PSU Consideration will be subject to withholding for all required Taxes pursuant to Section 2.12. For the avoidance of doubt, at the Effective Time each Company LTIP Target PSU will cease to represent the right to receive Company Common Shares and will not represent any right to receive any equity securities of Parent, Merger Sub, the Surviving Company or any of their respective Subsidiaries.

(c)    Company LTIP Overachievement PSUs. Parent will assume all Company LTIP Overachievement PSUs that are outstanding as of immediately prior to the Effective Time and held by individuals who are employees of the Company or any of its Subsidiaries at that time, and at the Effective Time each such Company LTIP Overachievement PSU will, without any action on the part of Parent, Merger Sub, the Company or the holder thereof, be converted into and will become a right to receive an amount in cash, without interest, equal to (i) the amount of the Merger Consideration; multiplied by (ii) the total number of Company Common Shares subject to such Company LTIP Overachievement PSU (the “Company LTIP Overachievement PSU Consideration”), which shall vest (if applicable) and become payable by the Surviving Company to the holder thereof in accordance with the vesting schedule, performance-based vesting requirements, and other terms and conditions applicable to such Company LTIP Overachievement PSU immediately prior to the Effective Time (including any acceleration provisions applicable to the award). For purposes of clarity, no adjustment shall be made to the performance metrics applicable to the Company LTIP Overachievement PSU. The payment of the Company LTIP Overachievement PSU Consideration will be subject to withholding for all required Taxes pursuant to Section 2.12. For the avoidance of doubt, at the Effective Time each Company LTIP Overachievement PSU will cease to represent the right to receive Company Common Shares and will not represent any right to receive any equity securities of Parent, Merger Sub, the Surviving Company or any of their respective Subsidiaries. Notwithstanding the foregoing, any Company LTIP Overachievement PSUs held by an individual who is not employed by the Company or one of its Subsidiaries as of immediately prior to the Effective Time will be cancelled without payment at the Effective Time.

(d)    Company 2019 Annual Target PSUs. Parent will assume all Company 2019 Annual Target PSUs that are outstanding as of immediately prior to the Effective Time and at the Effective Time each such Company 2019 Annual Target PSU will, without any action on the part of Parent, Merger Sub, the Company or the holder thereof, be converted into and will become a right to receive an amount in cash, without interest, equal to (i) the amount of the Merger Consideration; multiplied by (ii) the total number of Company Common Shares subject to such Company 2019 Annual Target PSU (the “Company 2019 Annual Target PSU Consideration”), which shall vest (if applicable) and become payable by the Surviving Company to the holder thereof in accordance with the vesting schedule, performance-based vesting requirements, and other terms and conditions applicable to such Company 2019 Annual Target PSU immediately prior to the Effective Time (including any acceleration provisions applicable to the award). For purposes of clarity, no adjustment shall be made to the performance metrics applicable to the Company 2019 Annual Target PSUs. The payment of the Company 2019 Annual Target PSU Consideration will be subject to withholding for all required Taxes pursuant to Section 2.12. For the avoidance of doubt, at the Effective Time each Company 2019 Annual Target PSU will cease to represent the right to receive Company Common Shares and will not represent any right to receive any equity securities of Parent, Merger Sub, the Surviving Company or any of their respective Subsidiaries.

(e)    Company 2019 Annual Overachievement PSUs. Parent will assume all Company 2019 Annual Overachievement PSUs that are outstanding as of immediately prior to the Effective Time, and at the Effective Time each such Company 2019 Annual Overachievement PSU will, without any action on the part of Parent, Merger Sub, the Company or the holder thereof, be converted into and will become a right to receive an amount in cash, without interest, equal to (i) the amount of the Merger Consideration; multiplied by (ii) the total number of Company Common Shares subject to such Company 2019 Annual Overachievement PSU (the “Company 2019 Annual Overachievement PSU Consideration”), which shall vest (if applicable) and become payable by the Surviving Company to the holder thereof in accordance with the vesting schedule, performance-based vesting requirements, and other terms and conditions applicable to such Company 2019 Annual Overachievement PSU immediately prior to the Effective Time (including any acceleration provisions applicable to the award). For purposes of clarity, no adjustment shall be made to the performance metrics applicable to the Company 2019 Annual Overachievement PSUs. The payment of the Company 2019 Annual Overachievement PSU Consideration will be subject to withholding for all required Taxes pursuant to Section 2.12. For the avoidance of doubt, at the Effective Time each Company 2019 Annual Overachievement PSU will cease to represent the right to receive Company Common Shares and will not represent any right to receive any equity securities of Parent, Merger Sub, the Surviving Company or any of their respective Subsidiaries.

(f)    Company Options. Parent will not assume any Company Options that are outstanding immediately prior to the Effective Time and at the Effective Time each Company Option , whether vested or unvested, will, without any action on the part of Parent, Merger Sub, the Company or the holder thereof, be cancelled and converted into and will become a right to receive an amount in cash, without interest, equal to (i) the amount of the Merger Consideration (less the exercise price per share attributable to such Company Option); multiplied by (ii) the total number of Company Common Shares issuable upon exercise in full of such Company Option (the “Option Consideration”). Notwithstanding anything to the contrary in this Agreement, with respect to Company

Options for which the exercise price per share attributable to such Company Options is equal to or greater than the Merger Consideration, such Company Options will be cancelled without any cash payment being made in respect thereof. The payment of the Option Consideration will be subject to withholding for all required Taxes pursuant to Section 2.12.

(g)    Payment Procedures. At or prior to the Closing, Parent will deposit (or cause to be deposited) with the Company, by wire transfer of immediately available funds, the aggregate (i) Company RSU Consideration owed to all holders of Company RSUs (other than Assumed Company RSUs); and (ii) Option Consideration owed to all holders of Company Options. As soon as practicable after the Closing Date, the applicable holders of Company RSUs (other than Assumed Company RSUs) and Company Options will receive a payment from the Company or the Surviving Company (or applicable Subsidiary employer), through its payroll system or payroll provider, of all amounts required to be paid to such holders in respect of Company RSUs (other than Assumed Company RSUs) or Company Options that are cancelled and converted pursuant to Section 2.8(a) or Section 2.8(f), as applicable. Notwithstanding the foregoing, if any payment owed to a holder of Company RSUs (other than Assumed Company RSUs) or Company Options pursuant to Section 2.8(a) or Section 2.8(f), as applicable, cannot be made through the Company’s or the Surviving Company’s payroll system or payroll provider, then the Surviving Company will issue a check for such payment to such holder, which check will be sent by overnight courier to such holder as soon as practicable following the Closing Date (but in no event more than two (2) Business Days thereafter).

(h)    Further Actions. The Company Board (or, if appropriate, a committee thereof) will adopt such resolutions, or take action by written consent in lieu of a meeting, to provide for the treatment of Company Equity Awards as contemplated by this Section 2.8 (including the satisfaction of the requirements of Rule 16b-3(e) promulgated under the Exchange Act).

2.9.    Exchange of Certificates.

(a)    Paying Agent. Parent will (i) not less than five (5) Business Days prior to the anticipated Closing Date, select a bank or trust company reasonably acceptable to the Company to act as the paying agent for the Merger (the “Paying Agent”); and (ii) prior to the Effective Time enter into a paying agent agreement, in form and substance reasonably acceptable to the Company, with such Paying Agent.

(b)    Payment Fund. At or prior to the Closing, Parent will deposit (or cause to be deposited) with the Paying Agent, by wire transfer of immediately available funds, for payment to the Company Shareholders pursuant to Section 2.6(a)(ii), an amount of cash sufficient to pay the aggregate consideration to which such Company Shareholders become entitled pursuant to Section 2.6(a)(ii); provided that, no such deposit shall be necessary in respect of Owned Company Shares or Dissenting Company Shares. Until disbursed in accordance with the terms and conditions of this Agreement, such cash will be invested by the Paying Agent, as directed by Parent or the Surviving Company, in (i) obligations of or fully guaranteed by the United States or any agency or instrumentality thereof and backed by the full faith and credit of the United States with a maturity of no more than 30 days; (ii) commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively; or (iii) certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $10,000,000,000 (based on the most recent financial statements of such bank that are then publicly available) (such cash and any proceeds thereon, the “Payment Fund”). No losses with respect to any investments of the Payment Fund will diminish the rights of any Company Shareholders. If the Payment Fund is for any reason below the level required for the Paying Agent to promptly pay the cash amounts contemplated by Section 2.6(a)(ii) or if all or portion of the Payment Fund is unavailable for Parent (or the Paying Agent on behalf of Parent) to promptly pay the cash amounts contemplated by Section 2.6(a)(ii) for any reason, Parent will, or will cause the Surviving Company to, promptly deposit additional cash in the Payment Fund so as to ensure that the Payment Fund is at a level sufficient for the Paying Agent to make the payments contemplated by Section 2.6(a)(ii). Any income from investment of the Payment Fund shall be the sole and exclusive property of the Surviving Company, and no part of such income shall accrue to the benefit of the Company Shareholders and will be payable to any Person as the Surviving Company directs. Subject to Section 2.9(g), the Payment Fund shall not be used for any purpose other than the payment to Company Shareholders as contemplated by Section 2.6(a)(ii).

(c)    Payment Procedures. Promptly following the Effective Time (and in any event within two (2) Business Days following the Effective Time), Parent and the Surviving Company will cause the Paying Agent to mail to each holder of record as of immediately prior to the Effective Time (other than with respect to Dissenting Company Shares or Owned Company Shares) of (i) a certificate or certificates that immediately prior to the Effective Time represented outstanding Company Common Shares (other than Dissenting Company Shares or Owned Company Shares) (the “Certificates” (if any)); and (ii) uncertificated Company Common Shares that represented outstanding Company Common Shares (other than Dissenting Company Shares or Owned Company Shares) (the “Uncertificated Shares”) (A) in the case of Certificates and Uncertificated Shares not held through DTC, a letter of transmittal in such customary form as Parent, the Company and the Paying Agent reasonably agree (which will specify that delivery will be effected, and risk of loss and title to the Certificates will pass, only upon proper delivery of the Certificates to the Paying Agent); and (B) in the case of Certificates and Uncertificated Shares held through DTC, instructions for effecting the surrender of the Certificates and Uncertificated Shares in exchange for the Merger Consideration payable in respect thereof pursuant to Section 2.6(a)(ii). Upon surrender of Certificates for cancellation to the Paying Agent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, the holders of such Certificates will be entitled to receive in exchange therefor an amount in cash equal to the product obtained by multiplying (x) the aggregate number of Company Common Shares represented by such Certificate; by (y) the Merger Consideration (less any applicable withholding Taxes payable in respect thereof), and the Certificates so surrendered will forthwith be cancelled. Upon receipt by the Paying Agent of a letter of transmittal in respect of Uncertificated Shares not held through DTC, duly completed and validly executed in accordance with the instructions thereto, the holder of such Uncertificated Shares will be entitled to receive in exchange therefor an amount in cash equal to the product obtained by multiplying (x) the aggregate number of Company Common Shares represented by such holder’s transferred Uncertificated Shares; by (y) the Merger Consideration (less any Taxes required to be withheld pursuant to Section 2.12), and the transferred Uncertificated Shares so surrendered will be cancelled. Upon receipt of an “agent’s message” by the Paying Agent (or such other evidence, if any, of transfer as the Paying Agent may reasonably request) in the case of a book-entry transfer of Uncertificated Shares not held through DTC, the holders of such Uncertificated Shares will be entitled to receive in exchange therefor an amount in cash equal to the product obtained by multiplying (1) the aggregate number of Company Common Shares represented by such holder’s transferred Uncertificated Shares; by (2) the Merger Consideration (less any applicable withholding Taxes payable in respect thereof), and the transferred Uncertificated Shares so surrendered will be cancelled. The Paying Agent will accept such Certificates and transferred Uncertificated Shares upon compliance with such reasonable terms and conditions as the Paying Agent may impose to cause an orderly exchange thereof in accordance with normal exchange practices. No interest will be paid or accrued for the benefit of holders of the Certificates and Uncertificated Shares on the Merger Consideration payable upon the surrender of such Certificates and Uncertificated Shares pursuant to this Section 2.9(c). Until so surrendered, outstanding Certificates and Uncertificated Shares will be deemed from and after the Effective Time to evidence only the right to receive the Merger Consideration, without interest thereon, payable in respect thereof pursuant to Section 2.6(a)(ii). Notwithstanding anything to the contrary in this Agreement, no holder of Uncertificated Shares held through DTC will be required to provide a Certificate or an executed letter of transmittal to the Paying Agent in order to receive the payment that such holder is entitled to receive pursuant to Section 2.6(a)(ii).

(d)    DTC Payment. Prior to the Effective Time, Parent and the Company will cooperate to establish procedures with the Paying Agent and the Depository Trust Company (“DTC”) with the objective that the Paying Agent will transmit to DTC or its nominees on the first (1st) Business Day after the Closing Date an amount in cash, by wire transfer of immediately available funds, equal to (A) the number of Company Common Shares (other than Owned Company Shares and Dissenting Company Shares) held of record by DTC or such nominees immediately prior to the Effective Time; multiplied by (B) the Merger Consideration.

(e)    Transfers of Ownership. If a transfer of ownership of Company Common Shares is not registered in the transfer books of the Company, or if the Merger Consideration is to be paid in a name other than that in which the Certificates surrendered or transferred in exchange therefor are registered in the transfer books of the Company, the Merger Consideration may be paid to a Person other than the Person in whose name the Certificate so surrendered or transferred is registered in the transfer books of the Company only if such Certificate is properly endorsed and otherwise in proper form for surrender and transfer and the Person requesting such payment has paid to Parent (or any agent designated by Parent) any transfer Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of such Certificate, or established to the satisfaction of Parent (or any agent designated by Parent) that such transfer Taxes have been paid or are otherwise not payable. Payment of the applicable Merger Consideration with respect to Uncertificated Shares will only be made to the Person in whose name such Uncertificated Shares are registered.

(f)    No Liability. Notwithstanding anything to the contrary set forth in this Agreement, none of the Paying Agent, Parent, the Surviving Company or any other Party will be liable to a holder of Company Common Shares for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(g)    Distribution of Payment Fund to Parent. Any portion of the Payment Fund that remains undistributed to the holders of the Certificates or Uncertificated Shares on the date that is one (1) year after the Effective Time will be delivered to Parent (or the Surviving Company as directed by Parent) upon demand, and any Company Shareholders who have not theretofore surrendered or transferred their Certificates or Uncertificated Shares representing such Company Common Shares for exchange pursuant to this Section 2.9 will thereafter look for payment of the Merger Consideration payable in respect of the Company Common Shares represented by such Certificates or Uncertificated Shares solely to Parent (subject to abandoned property, escheat or similar Laws), solely as general creditors thereof, for any claim to the Merger Consideration to which such holders may be entitled pursuant to Section 2.6(a)(ii). Any amounts remaining unclaimed by holders of any such Certificates or Uncertificated Shares as of immediately prior to the time at which such amounts would otherwise escheat to, or become property of, any Governmental Authority, will, to the extent permitted by applicable Law, become the property of the Surviving Company free and clear of any claims or interest of any such holders (and their successors, assigns or personal representatives) previously entitled thereto.

2.10.    No Further Ownership Rights in Company Common Shares. From and after the Effective Time, (a) all Company Common Shares issued and outstanding immediately prior to the Merger will no longer be outstanding and will automatically be cancelled and cease to exist; and (b) each holder of a Certificate or Uncertificated Shares theretofore representing any Company Common Shares will cease to have any rights with respect thereto, except the right to receive the Merger Consideration payable therefor in accordance with Section 2.6(a)(ii) or, in the case of Dissenting Company Shares, the rights pursuant to Section 2.7. The Merger Consideration paid in accordance with the terms of this Article II will be deemed to have been paid in full satisfaction of all rights pertaining to such Company Common Shares. From and after the Effective Time, there will be no further registration of transfers on the records of the Surviving Company of Company Common Shares that were issued and outstanding immediately prior to the Effective Time, other than transfers to reflect, in accordance with customary settlement procedures, trades effected prior to the Effective Time. If, after the Effective Time, Certificates or Uncertificated Shares are presented to the Surviving Company for any reason, they will (subject to compliance with the payment procedures of Section 2.9(c)) be cancelled and exchanged as provided in this Article II.

2.11.    Lost, Stolen or Destroyed Certificates. In the event that any Certificates have been lost, stolen or destroyed, the Paying Agent will issue in exchange therefor, upon the making of an affidavit of that fact by the holder thereof, the Merger Consideration payable in respect thereof pursuant to Section 2.6(a)(ii). Parent or the Paying Agent may, in its reasonable determination and as a condition precedent to the payment of such Merger Consideration, require the owners of such lost, stolen or destroyed Certificates to deliver a bond in such reasonable amount as it may direct as indemnity against any claim that may be made against Parent, the

Surviving Company or the Paying Agent with respect to the Certificates alleged to have been lost, stolen or destroyed.

2.12.    Required Withholding. Each of the Paying Agent, Parent, the Company and the Surviving Company will be entitled to deduct and withhold from any amounts payable pursuant to this Agreement such amounts as are required to be deducted or withheld therefrom pursuant to any Tax Laws. To the extent that such amounts are so deducted or withheld and paid over to the appropriate Governmental Authority, such amounts will be treated for all purposes of this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

2.13.    Necessary Further Actions. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Company with full right, title and possession to all assets, property, rights, privileges, powers and franchises of the Company and Merger Sub, then the directors and officers of the Company and Merger Sub as of immediately prior to the Effective Time shall be authorized and empowered to take all such lawful and necessary action.

ARTICLE  III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

With respect to any Section of this Article III, except (a) as disclosed in the reports, statements and other documents publicly filed by the Company with the SEC or publicly furnished by the Company to the SEC, in each case pursuant to the Exchange Act on or after January 1, 2016 and prior to the date of this Agreement (other than any disclosures contained or referenced therein that they are predictive, cautionary or forward-looking in nature, including any disclosures contained or referenced therein under the captions “Risk Factors,” “Forward-Looking Statements,” “Quantitative and Qualitative Disclosures About Market Risk”) (the “SEC Reports”) (it being understood that any matter disclosed in any SEC Report will be deemed to be an exception to (or, as applicable, a disclosure for purposes of) a representation or warranty set forth in this Article III only to the extent that it is reasonably apparent from the face of such disclosure in such SEC Report that it is an exception to (or, as applicable, a disclosure for purposes of) such representation or warranty); or (b) subject to the terms of Section 9.13, as set forth in the disclosure letter delivered by the Company to Parent and Merger Sub on the date of this Agreement (the “Company Disclosure Letter”), the Company hereby represents and warrants to Parent and Merger Sub as follows:

3.1.    Organization; Good Standing. The Company (a) is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware; and (b) has the requisite corporate power and authority to conduct its business as it is presently being conducted and to own, lease or operate its properties and assets. The Company is duly qualified to do business and is in good standing in each jurisdiction where the character of its properties owned or leased or the nature of its activities make such qualification necessary (to the extent that the concept of “good standing” is applicable in the case of any relevant jurisdiction), except where the failure to be so qualified or in good standing would not have, individually or in the aggregate, a Company Material Adverse Effect or prevent or materially delay the consummation of the Transactions or the ability of the Company to perform its covenants and obligations pursuant to this Agreement. The Company has made available to Parent true, correct and complete copies of the Company’s Amended and Restated Certificate of Incorporation, dated as of October 9, 1992, and amended pursuant to that certain Certificate of Amendment, dated as of November 7, 1995 (the “Charter”), and the Company’s Amended and Restated Bylaws, dated August 12, 2009 (the “Bylaws”), each as amended to date. The Company is not in violation of the Charter or the Bylaws.

3.2.    Power; Enforceability. The Company has the requisite power and authority to (a) execute and deliver this Agreement and each Ancillary Agreement to which the Company is a party; (b) perform its covenants and obligations under this Agreement and each Ancillary Agreement to which the Company is a party; and (c) subject to receiving the Requisite Shareholder Approval, consummate the Transactions. Subject to the receipt of the

Requisite Shareholder Approval, the execution and delivery by the Company of this Agreement and each Ancillary Agreement to which the Company is a party, the performance by the Company of its covenants and obligations hereunder and thereunder, and the consummation of the Transactions have been duly authorized and approved by all necessary action on the part of the Company and no additional actions on the part of the Company are necessary to authorize (i) the execution and delivery by the Company of this Agreement or any Ancillary Agreement to which it is a party; (ii) the performance by the Company of its covenants and obligations hereunder and thereunder; or (iii) the execution and filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL and the consummation of the Transactions. This Agreement has been, and each Ancillary Agreement to which the Company is a party, has been, or will at the Closing (as applicable) be, duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by each of Parent and Merger Sub, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforceability (A) may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar Laws affecting or relating to creditors’ rights generally; and (B) is subject to general principles of equity (whether considered in a proceeding at Law or in equity).

3.3.    Company Board Approval; Fairness Opinion; Anti-Takeover Laws.

(a)    Company Board Approval. The Company Board, at a meeting duly called and held, and as of the date of this Agreement not subsequently rescinded or modified in any way, duly adopted resolutions that (i) adopted this Agreement and the Transactions, including the Merger; (ii) determined that this Agreement and the Transactions, including the Merger, are advisable and fair to, and in the best interests of, the Company and the Company Shareholders; (iii) directed that this Agreement be submitted to the Company Shareholders for their adoption; and (iv) resolved to recommend that the Company Shareholders adopt this Agreement (such recommendation, the “Company Board Recommendation”).

(b)    Fairness Opinion. The Company Board or a committee thereof has received the written opinion (or an oral opinion to be confirmed in writing) of its financial advisors, Morgan Stanley & Co. LLC and Greenhill & Co., LLC (the “Advisors”), to the effect that, as of the date of such opinion and based upon and subject to the various limitations, matters, qualifications and assumptions set forth therein, the Merger Consideration to be received by the holders of Company Common Shares (other than Owned Company Shares and Dissenting Company Shares) pursuant to this Agreement is fair from a financial point of view to such holders.

(c)    Anti-Takeover Laws. Assuming that the representations of Parent and Merger Sub set forth in Section 4.6 are true and correct, no “moratorium,” “control share acquisition,” “fair price,” “supermajority,” “affiliate transactions” or “business combination statute or regulation” “interested stockholder” or any other similar antitakeover statute, regulation or similar federal or state Law, including Section 203 of the DGCL (collectively, “Takeover Laws”), is applicable to this Agreement or the Merger.

3.4.    Requisite Shareholder Approval. The vote in favor of the adoption of this Agreement (collectively, the “Company Merger Vote Matters”) by the holders representing at least a majority of the outstanding Company Common Shares entitled to vote in accordance with the DGCL (the “Requisite Shareholder Approval”) is the only vote of any class or series of the Company’s capital stock that is necessary pursuant to applicable Law, the Charter or the Bylaws to approve the Company Merger Vote Matters.

3.5.    Non-Contravention. The execution and delivery of this Agreement by the Company and each other Ancillary Agreement to which the Company is a party, the performance by the Company of its covenants and obligations hereunder and thereunder, and the consummation of the Transactions do not (a) violate or conflict with any provision of the Charter or the Bylaws or the Organizational Documents of the Company or any of its Subsidiaries; (b) violate, conflict with, result in the breach of, constitute a default (or an event that, with notice, lapse of time or both, would become a default) pursuant to, result in the termination of, accelerate the performance required by, or result in a right of termination or acceleration pursuant to or loss of benefit under any applicable Permit or any Material Contract; (c) assuming the making or obtaining the Consents referred to in Section 3.6 and, in the case of the consummation of the Merger, subject to obtaining the Requisite Shareholder Approval, violate or conflict with any Law applicable to the Company or any of its Subsidiaries, or by which any of their respective properties or assets are bound; or (d) result in the creation of any lien (other than Permitted Liens) upon any of the properties or assets of the Company or any of its Subsidiaries, except in the case of each of clauses (b), (c) and (d) for such violations, conflicts, breaches, defaults, terminations, accelerations, losses, violations, conflicts or liens that would not have, individually or in the aggregate, a Company Material Adverse Effect or prevent or materially delay the consummation of the Transactions or the ability of the Company to perform its covenants and obligations pursuant to this Agreement.

3.6.    Requisite Governmental Approvals. No consent, approval, order, permit or authorization of, filing or registration with, or notification to (any of the foregoing, a “Consent”) any Governmental Authority is required on the part of the Company or its Subsidiaries in connection with (a) the execution and delivery of this Agreement or any Ancillary Agreement to which it is a party by the Company; (b) the performance by the Company of its covenants and obligations pursuant to this Agreement or any Ancillary Agreement to which it is a party; or (c) the consummation of the Transactions, except for (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL; (ii) such filings and approvals as may be required by any applicable federal or state securities Laws, including compliance with any applicable requirements of the Exchange Act; (iii) compliance with any applicable requirements of the HSR Act, any applicable foreign Antitrust Laws set forth in Section 7.1(b) or Section 7.1(b) of the Company Disclosure Letter; and any other applicable Laws set forth on Section 7.1(b) of the Company Disclosure Letter; (iv) compliance with the rules and regulations of NASDAQ; and (v) such other Consents the failure of which to obtain would not have, individually or in the aggregate, a Company Material Adverse Effect or prevent or materially delay the consummation of the Transactions or the ability of the Company to perform its covenants and obligations pursuant to this Agreement.

3.7.    Company Capitalization.

(a)    Capital Stock. The authorized capital stock of the Company consists of: (i) 150,000,000 Company Common Shares; and (ii) 5,000,000 Company Preferred Shares. As of the close of business on April 10, 2019 (such time and date, the “Capitalization Date”), (A) 45,533,238 Company Common Shares were issued and outstanding (which excludes the Company Common Shares relating to Company Options referred to in Section 3.7(b), the Company Common Shares reserved for purchase under the Company ESPP and the Company Common Shares held by the Company as treasury shares, but includes 1,102,233 Company RSUs (assuming the fulfillment of all applicable time-based vesting conditions), 675,063 Company LTIP Target PSUs, 142,385 Company LTIP Overachievement PSUs, 308,439 Company 2019 Annual Target PSUs and 223,857 Company 2019 Annual Overachievement PSUs (in each case, assuming the achievement of all applicable performance goals at maximum)); (B) no Company Preferred Shares were issued and outstanding; (C) 13,075,009 Company Common Shares were held by the Company as treasury shares; and (D) 310,921 Company Common Shares were reserved for purchase under the Company ESPP with respect to any ongoing offering period under the terms of the Company ESPP, assuming a price per share equal to the Merger Consideration. All outstanding Company Common Shares are validly issued, fully paid, nonassessable and free of any preemptive (or similar) rights. From the Capitalization Date to the date of this Agreement, the Company has not issued or granted any Company Securities other than issuances of Company Common Shares pursuant to the exercise in accordance with their terms of Company Options outstanding immediately prior to the Capitalization Date. No Subsidiary of the Company owns any Company Securities. As of the date of this Agreement, there are no accrued and unpaid dividends with respect to any outstanding Company Common Shares or Company Equity Awards.

(b)    Reservation of Shares. As of the Capitalization Date, the Company has reserved 2,837,898 Company Common Shares for issuance pursuant to the Company Equity Plans, inclusive of all outstanding equity awards and all Company Common Shares reserved for purchase under the Company ESPP with respect to the ongoing offering period, but excluding all Company Common Shares authorized but not yet granted under Company Equity Plans. As of the Capitalization Date, there were outstanding Company Options to acquire 75,000 Company Common Shares, of which there were outstanding Company Options with an exercise price per share less than the Merger Consideration to acquire 75,000 Company Common Shares. As of the Capitalization Date, the Conversion Rate (as defined in each of the Existing Indentures, as applicable) (i) in respect of the 2019 Notes is 18.9667 Company Common Shares per $1,000 in principal amount and (ii) in respect of the 2023 Notes is 28.0128 Company Common Shares per $1,000 in principal. As of the Capitalization Date, the Company has a sufficient number of authorized and unissued shares of Company Common Shares to effect the conversion of the 2019 Notes and the 2023 Notes.

(c)    Company Securities; Company Equity Awards. Except as set forth in this Section 3.7, as of the Capitalization Date there were (i) other than the Company Common Shares, no outstanding shares of, or other equity or voting interest in, the Company; (ii) other than the Existing Notes, no outstanding securities of the Company convertible into or exchangeable for shares of, or other equity or voting interest in, the Company; (iii) other than the Existing Notes, no outstanding options, warrants or other rights or binding arrangements to acquire from the Company, or that obligate the Company to issue, any shares of, or other equity or voting interest in, or any securities convertible into or exchangeable for shares of, or other equity or voting interest in, the Company; (iv) no obligations of the Company to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security, or other similar Contract relating to any shares of, or other equity or voting interest (including any voting debt) in, the Company; (v) no outstanding shares of restricted stock, restricted stock units, stock appreciation rights, performance shares, contingent value rights, “phantom” shares or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any shares of, or other securities or ownership interests in, the Company, other than the Existing Notes (the items in clauses (i), (ii), (iii), (iv) and (v), collectively with the Company Common Shares and Company Preferred Shares, the “Company Securities”); (vi) no voting trusts, proxies or similar arrangements or understandings to which the Company is a party or by which the Company is bound with respect to the voting of any shares of, or other equity or voting interest in, the Company; (vii) no obligations or binding commitments of any character restricting the transfer of any shares of, or other equity or voting interest in, the Company to which the Company is a party or by which it is bound; and (viii) no other obligations of the Company or any of its Subsidiaries to make any payments based on the price or value of any Company Securities. Other than with respect to the Existing Indentures, neither the Company nor any Subsidiary of the Company is a party to any Contract that obligates it to repurchase, redeem or otherwise acquire any Company Securities. The Company does not have a shareholder rights plan in effect. Section 3.7(c) of the Company Disclosure Letter sets forth a true and complete list, as of the Capitalization Date, of (A) each Company Equity Award, (B) whether each Company Equity Award is a Company RSU, a Company 2019 Annual Target PSU, a Company 2019 Annual Overachievement PSU, a Company LTIP Target PSU or a Company LTIP Overachievement PSU, (C) the holder of each Company Equity Award, (D) the number of Company Common Shares underlying each Company Equity Award, (E) the date on which each Company Equity Award was granted, (F) the Company Equity Plan (and, if applicable, underlying bonus program) under which each Company Equity Award was granted, (G) the exercise price of each Company Equity Award, if applicable, (H) the expiration date of each Company Equity Award, if applicable and (I) the vesting schedule applicable to such Company Equity Award. There are no equity or equity-based compensation awards outstanding that (x) were not granted pursuant to a Company Equity Plan, or (y) are subject to terms and conditions that supersede, override, or provide different terms than the terms of the Company Equity Plans applicable to a change of control transaction. All Company Options are vested and exercisable.

(d)    Other Rights. The Company is not a party to any Contract relating to the voting of, requiring registration of, or granting any preemptive rights, anti-dilutive rights or rights of first refusal or other similar rights with respect to any Company Securities.

3.8.    Subsidiaries.

(a)    Subsidiaries. Section 3.8(a) of the Company Disclosure Letter contains a true, correct and complete list of the name and jurisdiction of organization of each Subsidiary of the Company and each holder thereof. Each Subsidiary of the Company (i) is duly organized, validly existing and in good standing pursuant to the Laws of its jurisdiction of organization (to the extent that the concept of “good standing” is applicable in the case of any relevant jurisdiction); and (ii) has the requisite corporate or other power and authority to carry on its respective business as it is presently being conducted and to own, lease or operate its respective properties and assets, except where the failure to be in good standing or to have such power or authority would not have, individually or in the aggregate, a Company Material Adverse Effect. Each Subsidiary of the Company is duly qualified to do business and is in good standing in each jurisdiction where the character of its properties owned or leased or the nature of its activities make such qualification necessary, except where the failure to be so qualified or in good standing would not have, individually or in the aggregate, a Company Material Adverse Effect. The Company has made available to Parent true, correct and complete copies of the certificates of incorporation, bylaws and other similar Organizational Documents of each “significant subsidiary” (as defined in Rule 1-02(w) of Regulation S-X promulgated by the SEC) of the Company, each as amended to date. Each such certificate of incorporation, bylaw and other Organizational Document is in full force and effect. No Subsidiary of the Company is in violation of its Organizational Documents, except for such violations that would not have, individually or in the aggregate, a Company Material Adverse Effect.

(b)    Capital Stock of Subsidiaries. All of the outstanding capital stock of, or other equity or voting interest in, each Subsidiary of the Company (i) has been duly authorized, validly issued and is fully paid and nonassessable; and (ii) is owned, directly or indirectly, by the Company, free and clear of all liens (other than liens imposed by securities Laws and liens under the Credit Agreement) and any other restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other equity or voting interest) that would prevent such Subsidiary from conducting its business as of the Effective Time in the same manner in all material respects that such business is conducted on the date of this Agreement. None of the Subsidiaries of the Company is a party to any Contract relating to the voting of, requiring registration of, or granting any preemptive rights, anti-dilutive rights or rights of first refusal or other similar rights with respect to any capital stock of, or other equity or voting interest in, any Subsidiary of the Company.

(c)    Other Securities of Subsidiaries. (i) There are no outstanding securities convertible into or exchangeable for shares of capital stock of, or other equity or voting interest in, any Subsidiary of the Company; (ii) there are no options, warrants or other rights or arrangements obligating the Company or any of its Subsidiaries to acquire from any Subsidiary of the Company, or that obligate any Subsidiary of the Company to issue, any capital stock of, or other equity or voting interest in, or any securities convertible into or exchangeable for, shares of capital stock of, or other equity or voting interest in, any Subsidiary of the Company; (iii) there are no obligations of any Subsidiary of the Company to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security, or other similar Contract relating to any capital stock of, or other equity or voting interest (including any voting debt) in, such Subsidiary to any Person other than the Company or one of its Subsidiaries; and (iv) there are no outstanding shares of restricted stock, restricted stock units, stock appreciation rights, performance shares, contingent value rights, “phantom” shares or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any shares of, or other securities or ownership interests in, any Subsidiary of the Company.

3.9.    Company SEC Documents.

(a)    Since January 1, 2016, the Company has filed or furnished all forms, reports, schedules, statements, prospectuses, registration statements and other documents with the SEC that have been required to be filed or furnished by it, from and after January 1, 2016, pursuant to applicable Laws (the “Company SEC Reports”). Each Company SEC Report has complied, or will comply, as the case may be, as of its filing date (or, if amended or superseded by a filing prior to the date of this Agreement, on the date of such amended or superseded filing), in all material respects with the applicable provisions of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, each as in effect on the date that such Company SEC Report was, or will be, filed. True, correct and complete copies of all Company SEC Reports are publicly available in the Electronic Data Gathering, Analysis and Retrieval database of the SEC. As of its filing date (or, if amended or superseded by a filing prior to the date of this Agreement, on the date of such amended or superseded filing), each Company SEC Report did not, and will not, as the case may be, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. No Subsidiary of the Company is required to file any forms, reports or documents with the SEC.

(b)    The Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act and will not, at the date it is first mailed to the Company Shareholders, at the time the Proxy Statement and any amendment thereof or supplement thereto are filed with the SEC and at the time of the Company Shareholder Meeting, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of Parent or Merger Sub or any Affiliates thereof specifically for inclusion or incorporation by reference in the Proxy Statement.

(c)    As of the date of this Agreement, there are no outstanding unresolved comments with respect to the Company or the Company SEC Reports noted in comment letters or other correspondence received by the Company or its attorneys from the SEC or its staff.

(d)    Since January 1, 2016, the Company has complied in all material respects with the applicable listing and corporate governance rules and regulations of the NASDAQ and has complied in all material respects with all rules, regulations and requirements of the Sarbanes-Oxley Act.

3.10.    Company Financial Statements; Internal Controls; Indebtedness.

(a)    Company Financial Statements. The consolidated financial statements (including any related notes and schedules) of the Company and its Subsidiaries filed with, or incorporated by reference into, the Company SEC Reports (i) were prepared in accordance with GAAP (except as may be indicated therein or in the notes thereto or as otherwise permitted by Form 10-Q with respect to any financial statements filed on Form 10-Q); and (ii) fairly present, in all material respects, the consolidated financial position of the Company and its Subsidiaries as of the dates thereof and the consolidated results of operations and cash flows for the periods then ended (subject to normal year-end adjustments, in the case of unaudited financial statements). There are no unconsolidated Subsidiaries of the Company or any off-balance sheet arrangements (and neither the Company nor any Subsidiary of the Company has any commitment to become a party to any off-balance sheet arrangement) of the type required to be disclosed pursuant to Item 303(a)(4) of Regulation S-K promulgated by the SEC.

(b)    Disclosure Controls and Procedures. The Company has established and maintains “disclosure controls and procedures” and “internal control over financial reporting” (in each case as defined pursuant to Rule 13a-15 and Rule 15d-15 promulgated under the Exchange Act). The Company’s disclosure controls and procedures are reasonably designed to ensure that (i) information required to be disclosed by the Company in the reports that it files or furnishes pursuant to the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC; and (ii) such information is accumulated and communicated to the Company’s management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. The Company’s management has completed an assessment of the effectiveness of the Company’s internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the fiscal year ended December 31, 2018, and such assessment concluded that such system was effective. Since January 1, 2016, the principal executive officer (as defined in the Sarbanes-Oxley Act) and principal financial officer (as defined in the Sarbanes-Oxley Act) of the Company have made all certifications required by the Sarbanes-Oxley Act. Neither the Company nor its principal executive officer or principal financial officer has received notice from any Governmental Authority challenging or questioning the accuracy, completeness, form or manner of filing of such certifications.

(c)    Internal Controls. The Company has established and maintains a system of internal accounting controls that are effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP, including: policies and procedures that (i) require the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company and its Subsidiaries; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP and that receipts and expenditures of the Company and its Subsidiaries are being made only in accordance with appropriate authorizations of the Company’s management and the Company Board; and (iii) provide assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Company and its Subsidiaries. Neither the Company nor, to the Knowledge of the Company, the Company’s independent registered public accounting firm has identified or been made aware of (A) any significant deficiency or material weakness in the system of internal control over financial reporting used by the Company and its Subsidiaries that has not been subsequently remediated; or (B) any fraud that involves the Company’s management or other employees who have a role in the preparation of financial statements or the internal control over financial reporting utilized by the Company and its Subsidiaries. To the Knowledge of the Company, since January 1, 2016, there has been no written complaint, allegation, assertion or claim that the Company or any Subsidiary of the Company has engaged in improper or illegal accounting or auditing practices.

(d)    Indebtedness. Section 3.10(d) of the Company Disclosure Letter contains a true, correct and complete list of all Indebtedness of the Company and its Subsidiaries as of the date of this Agreement, other than such Indebtedness expressly reflected in the Audited Company Balance Sheet or otherwise included in the Company SEC Reports filed prior to the date of this Agreement.

3.11.    No Undisclosed Liabilities. Neither the Company nor any of its Subsidiaries has any liabilities (whether accrued, contingent or otherwise) of a nature required to be reflected or reserved against on a balance sheet of the Company or any of its Subsidiaries prepared in accordance with GAAP, other than liabilities (a) reflected or otherwise reserved against in the Audited Company Balance Sheet (including the notes thereto); (b) arising pursuant to this Agreement or incurred in connection with the Merger in compliance with this Agreement; (c) incurred in the ordinary course of business since December 31, 2018; or (d) that, individually or in the aggregate, would not have, a Company Material Adverse Effect.

3.12.    Absence of Certain Changes. Since December 31, 2018, the business of the Company and its Subsidiaries has been conducted, in all material respects, in the ordinary course of business consistent with past practice, and neither the Company nor any of its Subsidiaries has undertaken any action that, if undertaken prior to the date of this Agreement, would have required Parent’s written approval pursuant to Section 5.2(a), 5.2(b), 5.2(c), 5.2(f), 5.2(g), 5.2(i), 5.2(k) or 5.2(m). Since the date of the Audited Company Balance Sheet through the date hereof, there has not occurred a Company Material Adverse Effect.

3.13.    Material Contracts.

(a)    List of Material Contracts. Section 3.13(a) of the Company Disclosure Letter contains a true, correct and complete list of all Material Contracts to or by which the Company or any of its Subsidiaries is a party or is bound (other than any Material Contracts contemplated by clause (i) of the definition of Material Contract and any Material Contracts listed in Section 3.19(a) of the Company Disclosure Letter). The Company has made available to Parent, or publicly filed with the SEC, a true, correct and complete copy of each Material Contract required to be scheduled in Section 3.13(a) of the Company Disclosure Letter.

(b)    Validity. Each Material Contract is valid and binding on the Company or each Subsidiary of the Company party thereto and is in full force and effect, and none of the Company, any of its Subsidiaries party thereto or, to the Knowledge of the Company, any other party thereto is in breach of or default pursuant to any such Material Contract, except as would not have, individually or in the aggregate, a Company Material Adverse Effect. To the Knowledge of the Company, no event has occurred that, with notice, lapse of time or both, would constitute a breach or default pursuant to any Material Contract by the Company or any of its Subsidiaries, or, to the Knowledge of the Company, any other party thereto, except as would not have, individually or in the aggregate, a Company Material Adverse Effect. Since the date of the Audited Company Balance Sheet, neither the Company nor any Subsidiary of the Company has received written notice that it has breached, or is in default under, any Material Contract, in each case, in any material respect.

3.14.    Customers and Suppliers. Except as set forth on Section 3.14 of the Company Disclosure Letter, since the date of the Audited Company Balance Sheet, no Material Customer or Material Supplier (a) has canceled or otherwise terminated, or threatened in writing to cancel or otherwise to terminate, its relationship with the Company or its Subsidiaries; or (b) has decreased materially or limited materially, or threatened in writing to decrease materially or limit materially, the amount of business that any such Material Customer or Material Supplier conducts with the Company and its Subsidiaries in the ordinary course of business.

3.15.    Real Property.

(a)    The Company or one of its Subsidiaries (i) owns good and marketable fee title to the material real properties owned by the Company or any such Subsidiary (each such property, an “Owned Real Property”), free and clear of all liens (other than Permitted Liens); (ii) has a valid leasehold or other property interest in each leasehold or subleasehold estate (or other similar property interest) held by the Company or any such Subsidiary (each such property, a “Leased Real Property,” and together with the Owned Real Property, collectively, the “Company Real Property,” and each such lease, sublease, license or other agreement, a “Lease”) free and clear of all liens (other than Permitted Liens); (iii) has not collaterally assigned or granted any other security interest any applicable Lease or any interest therein; (iv) is not in material breach of or default under any Lease, and no event or circumstance exists that, solely with the lapse of time, delivery of notice, or both, would constitute a material breach of or default under any Lease; and (v) has not granted to any Person, other than the Company or any of its Subsidiaries, any right to use or occupy any Company Real Property, except, in each case, as would not have, individually or in the aggregate, a Company Material Adverse Effect. To the Knowledge of the Company, there are no circumstances existing that would cause the applicable landlord, sublandlord or other third party under a Lease to be in default under such Lease. Section 3.15(a) of the Company Disclosure Letter contains a true, correct and complete list, as of the date of this Agreement, of all Company Real Property. The Company has made available to Parent true, correct and complete copies of all material Leases and subleases.

(b)    Neither the Company nor any of its Subsidiaries has received any written notice of existing, pending or threatened (i) condemnation proceedings affecting the Company Real Property or (ii) zoning, building code or other moratorium proceedings or similar matters which would reasonably be expected to materially and adversely affect the ability to operate any Company Real Property as currently operated. Neither the whole nor any material portion of any Company Real Property has been damaged by fire or other casualty.

(c)    To the Knowledge of the Company, there are no claims, liabilities or obligations of the Company to any Person or Governmental Authority with respect to any real property that is or was formerly Company Real Property under any Environmental Law, except as would not have, individually or in the aggregate, a Company Material Adverse Effect.

3.16.    Environmental Matters. Since January 1, 2015, the Company and each of its Subsidiaries are and have been in compliance with all Environmental Laws and Permits applicable to the Company and its Subsidiaries or to the conduct of the business or operations of the Company and its Subsidiaries, except for any such noncompliance that would not have, individually or in the aggregate, a Company Material Adverse Effect.

Since January 1, 2015, the Company and each of its Subsidiaries has held or has applied for all Permits necessary for the conduct and operation of their respective businesses, and all such Permits are in good standing or subject to renewal in the ordinary course of business, except as would not have, individually or in the aggregate, a Company Material Adverse Effect. Since January 1, 2015, neither the Company nor any of its Subsidiaries has received any written notice alleging that the Company or any Subsidiary has violated or has liability under any applicable Environmental Law or Permit, or has liability to pay for or to conduct any investigation, cleanup, remediation or monitoring of Hazardous Substances at any location, or to remove or reduce any Hazardous Substances in any Company Products, except for any such violation, obligation or liability that would not have, individually or in the aggregate, a Company Material Adverse Effect. There has been no use or Release of any Hazardous Substance in violation of any applicable Environmental Law or which requires investigation, cleanup, remediation or monitoring by the Company or any Subsidiary or at any Owned Real Property or, to the Knowledge of the Company, at any property that was formerly Owned Real Property, Leased Real Property or at any other location for which the Company or any Subsidiary would reasonably be expected to be liable or responsible, except for any such Releases that would not have, individually or in the aggregate, a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries is a party to or is the subject of any pending or, to the Knowledge of the Company, threatened Legal Proceeding (i) alleging any material noncompliance by the Company or any of its Subsidiaries with any Environmental Law; or (ii) seeking to impose any material liability for any investigation, cleanup, removal or remediation pursuant to any Environmental Law. The Company and its Subsidiaries have not assumed, by contract, operation of law or otherwise, any liabilities or obligations under any Environmental Laws or with regard to Hazardous Substances of any other Person, nor owe any duty of indemnification therefor. The Company has provided true, complete and correct copies of all current Permits and all audits, Phase I/Phase II environmental site assessments, capital management plans for compliance under Environmental Laws, environmental management system documents, operating plans, pollution or waste minimization plans and other material documents evaluating or concerning environmental matters.

3.17.    Intellectual Property; Privacy and Data Security.

(a)    Section 3.17(a) of the Company Disclosure Letter sets forth a true, correct and complete list as of the date of this Agreement of all: (i) Company Registered Intellectual Property and specifies, where applicable, the jurisdictions in which each such item of Company Registered Intellectual Property has been applied for, issued or registered; and (ii) unregistered Marks owned or purported to be owned by the Company or any of its Subsidiaries that are material to the conduct of the business of the Company or any of its Subsidiaries as currently conducted.

(b)    Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, (i) each item of Company Registered Intellectual Property is subsisting and, to the Company’s Knowledge, valid and (other than applications) enforceable; (ii) no Company Registered Intellectual Property is involved in any interference, reissue, reexamination, opposition, cancellation or similar proceeding and, to the Company’s Knowledge, no such action is or has been threatened with respect to any Company Registered Intellectual Property, and (iii) the Company or one of its Subsidiaries owns exclusively, free and clear of all liens other than Permitted Liens, all right, title and interest in and to all Intellectual Property forming a part of the Company Intellectual Property.

(c)    The Company or any of its Subsidiaries, as applicable, owns, or is licensed or otherwise possesses valid and enforceable rights to use, all Intellectual Property used in their respective businesses as currently conducted, except as would not have, individually or in the aggregate, a Company Material Adverse Effect; provided, however, that the representation and warranty in this Section 3.17(c) shall not constitute or be deemed or construed as any representation or warranty with respect to infringement, misappropriation or violation of any Intellectual Property, which is exclusively addressed in Section 3.17(e) below. Since January 1, 2016, neither the Company nor any of its Subsidiaries has granted to any Person any ownership interest, or any exclusive right that remains in effect, in or to any Intellectual Property that at the time of the grant was Company Intellectual Property material to the conduct of the businesses of the Company or any of its Subsidiaries.

(d)    Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, there are no pending or threatened Legal Proceedings against the Company or any of its Subsidiaries (i) challenging the right of the Company or any of its Subsidiaries to exploit any Intellectual Property that is exploited or used in the conduct of the business of the Company or any of its Subsidiaries or (ii) challenging the ownership, validity or enforceability of any Company Intellectual Property. Neither the Company nor any of its Subsidiaries has received since January 1, 2016 any written notice of any claims by any Person, in each case, alleging infringement, misappropriation or violation by the Company or any of its Subsidiaries of any Intellectual Property of such Person or challenging the ownership, validity or enforceability of any Company Intellectual Property.

(e)    Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, (i) the conduct of the business of the Company and its Subsidiaries as currently conducted does not infringe, misappropriate or violate any Intellectual Property of any Person and (ii) as of the date of this Agreement, no Person is infringing, misappropriating or violating any Company Intellectual Property or Intellectual Property exclusively licensed to the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries has initiated any Legal Proceeding that is currently pending against any third party, or provided any third party with written notice, alleging or claiming that such third party is infringing, misappropriating or violating any Company Intellectual Property.

(f)    The Company and its Subsidiaries take commercially reasonable measures to protect the Company Intellectual Property, including the confidentiality of any Trade Secrets owned by the Company or any of its Subsidiaries. Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, such Trade Secrets, including the source code of any Software forming a part of the Company Intellectual Property (collectively, “Company Software”), have not been used, disclosed to or discovered by any Person except as permitted pursuant to valid non-disclosure agreements which, to the Company’s Knowledge, have not been breached. No current or contingent rights have been granted to any Person other than the Company or its Subsidiaries to access or possess any material source code of any Company Product.

(g)    Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, all present or past personnel (including employees, agents, consultants and contractors) whose duties include or have included contribution to or participation in the conception or development, or both, of any Intellectual Property for the Company or any of its Subsidiaries have executed valid and enforceable confidentiality and invention assignment agreements sufficient to transfer exclusive ownership of such Intellectual Property to the Company or the applicable Subsidiary without payment of any additional consideration and that contain valid and enforceable waivers of remuneration under any applicable Law.

(h)    Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company and its Subsidiaries maintain and have at all times maintained a public-facing Privacy Policy that accurately describes in all material respects its policies and practices with respect to the collection, use, storage, retention, disclosure, transfer, disposal or other processing of Personal Data; (ii) the Company and its Subsidiaries have complied in all material respects with its Privacy Policies and all applicable Privacy and Security Laws relating to the collection, storage, use, disclosure and transfer (including across non-U.S. borders) of any Personal Data collected by or on behalf of the Company or any of its Subsidiaries; (iii) the Company and its Subsidiaries have contractually obligated all third parties processing Personal Data on the Company or its Subsidiaries’ behalf to comply with applicable Privacy and Security Laws and to take reasonable steps to protect the security and confidentiality of Personal Data (iv) no written notices have been received by and no written claims have been asserted by any third party (including any Governmental Authority) against, the Company or any of its Subsidiaries, alleging any violation of any Laws relating to the collection, storage, use, disclosure and transfer of any Personal Data; and (v) to the Knowledge of the Company, there have not been any unauthorized access, acquisition, use or disclosure of, or security breaches with respect to, any Personal Data or similar confidential information maintained by or for Company or any of its Subsidiaries.

(i)    Except as would not be, or would not reasonably be expected to be, individually or in the aggregate, material to the operation of the business of the Company and its Subsidiaries, taken as a whole, no Company Product uses or incorporates, or is derived from, any Software that is subject to an Open Source License in a manner that requires (i) the licensing or provision of source code of such Company Product to any Person (ii) any Company Software to be licensed for the purpose of creating derivative works or (iii) any Company Software to be redistributed at no charge.

(j)    Except as would not be, or would not reasonably be expected to be, individually or in the aggregate, be material to the operation of the business of the Company and its Subsidiaries (taken as a whole), (i) the Software, computer firmware, computer hardware, electronic data processing, information, record keeping, communications, telecommunications, networks, interfaces, platforms, peripherals and computer systems, including any outsourced systems and processes, that are owned or used by the Company or any of its Subsidiaries in the conduct of their respective businesses (collectively, the “Computer Systems”) are reasonably sufficient for the immediate needs of the Company and its Subsidiaries; (ii) the Computer Systems are in sufficiently good working condition to perform all information technology operations, in each case as necessary for the operation of the business of the Company and its Subsidiaries as currently conducted; (iii) the Company and its Subsidiaries use commercially reasonable efforts to protect the Computer Systems from becoming infected by any disabling codes or instructions, including any virus, worm, Trojan horse, automatic restraint, time bomb or any other feature or function that cause erasing, destroying, or corrupting of Software, systems, databases, or data; and (iv) there have been no failures, breakdowns, continued substandard performance or other adverse events affecting any such Computer Systems that have caused any material disruption of or interruption in or to the operation of the business of the Company and its Subsidiaries as currently conducted. The Company and its Subsidiaries have commercially reasonable disaster recovery and business continuity plans, procedures and facilities for the business of the Company and its Subsidiaries.

(k)    Neither the execution, delivery, and performance of this Agreement, nor the consummation of the Transactions, will impair the right of the Company and its Subsidiaries to use, develop, make, have made, offer for sale, sell, import, copy, modify, create derivative works of, perform, display, distribute, license or dispose of any Intellectual Property, in each case that is used or exploited in the conduct of the business of Company or any of its Subsidiaries, except where any such impairment, individually or in the aggregate, would not have a Company Material Adverse Effect.

3.18.    Tax Matters.

(a)    Tax Returns. Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, the Company and each of its Subsidiaries have (i) timely filed, or have caused to be timely filed on their behalf (taking into account valid extensions), all Tax Returns required to be filed by any of them and each such Tax Return is true, correct and complete; and (ii) timely paid, have caused to be timely paid on their behalf, or have adequately reserved (in accordance with GAAP on the appropriate financial statements) for the payment of, all Taxes that are required to be paid by any of them.

(b)    Taxes Paid. Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, the Company and each of its Subsidiaries has timely paid, withheld or collected (and paid or remitted to the appropriate Governmental Authority) all Taxes required to be paid, withheld or collected by any of them in connection with any amounts paid or owing to any employee, creditor, independent contractor, customer, shareholder or other third party, and have otherwise complied in all respects with all applicable Laws relating to the payment, collection, withholding and remittance of Taxes.

(c)    No Audits. Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, (i) no audits, investigations, proceedings, actions or other examinations with respect to Taxes of the Company or any of its Subsidiaries are presently in progress or have been asserted or proposed in writing and (ii) no deficiency for Taxes has been assessed or asserted in writing by any Governmental Authority against the

Company or any of its Subsidiaries, except for deficiencies which have been settled, withdrawn or satisfied by payment.

(d)    No Liens. There are no liens for Taxes upon any material asset, right or property of the Company or any of its Subsidiaries (including any Owned Real Property or any Leased Real Property), except for Permitted Liens.

(e)    No Listed Transaction. Neither the Company nor any of its Subsidiaries has engaged in a “listed transaction” described in Treasury Regulation § 1.6011-4(b)(2) or any similar provision of state, local or non-United States Law.

(f)    No Nexus. Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, no written claim has been made by a Governmental Authority in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns to the effect that it is or may be subject to taxation by, or required to file any Tax Return in, that jurisdiction, which claim has not been resolved or withdrawn.

(g)    No Waivers. There are no outstanding waivers or agreements extending the statute of limitations for any period with respect to any Tax to which the Company or any Subsidiary may be subject other than in connection with customary extensions of the due date for filing a Tax Return obtained in the ordinary course of business.

(h)    Tax Agreements. Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries (i) is a party to or bound by, or currently has any liability pursuant to, any Tax sharing, allocation or indemnification agreement or obligation, other than any such agreement or obligation entered into in the ordinary course of business, the primary purpose of which is unrelated to Taxes, or any agreement solely among any of the Company or its Subsidiaries; (ii) has been included in any “consolidated,” “unitary,” “affiliated” or “combined” Tax Return within the meaning of Section 1504 of the Code (or any similar provision state, local or non-United States Law) other than any such group of which the Company is the common parent; or (iii) has any liability for the Taxes of any Person other than the Company and its Subsidiaries pursuant to Treasury Regulation § 1.1502-6 (or any similar provision of state, local or non-United States Law) as a transferee or successor, or otherwise by operation of Law.

(i)    Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries will be required to including any item of income or gain in, or exclude any item of deduction, loss or other Tax benefit from, taxable income for any taxable period (or portion thereof) ending after the Closing Date, as a result of any change in method of accounting, closing agreement as described in Section 7121 of the Code (or any similar provision of state, local or non-United States Law) entered into prior to the Closing Date, intercompany transaction, installment sale or open transaction made on or prior to the Closing Date, or election under Section 108(i) of the Code or prepaid amount received, in each case for a taxable period ending on, or prior to, the Closing Date, or as a result of any election under Section 965(h) of the Code. There are no Tax rulings or requests for rulings relating to Taxes for which the Company or any Subsidiary may be liable that could affect the Company’s or any Subsidiary’s liability for Taxes for any taxable period ending after the Closing Date.

(j)    Not USPRHC. The Company is a domestic corporation and a class of stock of the Company is regularly traded on an established securities market within the meaning of Treasury Regulation § 1.1445-2(c)(2).

(k)    No Section 355 Distribution. Since January 1, 2016, neither the Company nor any of its Subsidiaries has been a “distributing corporation” or a “controlled corporation” within the meaning of Section 355(a)(1)(A) of the Code in a distribution intended to qualify for Tax free treatment under Section 355 of the Code.

3.19.    Employee Plans.

(a)    Employee Plans. Section 3.19(a) of the Company Disclosure Letter contains a list, as of the date of this Agreement, of all material Employee Plans and identifies the country in which such Employee Plan is maintained. For purposes of this Agreement, the term “Employee Plan” means any (i) “employee benefit plan” (as defined in Section 3(3) of ERISA), whether or not subject to ERISA; and (ii) any other employment, bonus, commission, stock option, stock purchase or other equity-based, benefit, incentive compensation, profit sharing, savings, retirement, disability, health, dental, vision, life, accidental death and dismemberment, employee assistance, sick leave, paid time off, deferred compensation, severance, retention, change of control and other fringe, welfare or other employee benefit plan, program, agreement, contract, policy or arrangement maintained or contributed to by the Company or any of its Subsidiaries, including any such arrangement maintained with respect to a current or former employee, individual independent contractor who is a natural Person or member of the board of directors of the Company or any of its Subsidiaries, or with respect to which the Company or any of its Subsidiaries has any liability, except for any benefit or compensation plan or arrangement maintained by a Governmental Authority (collectively, the “Employee Plans”). With respect to each Employee Plan, the Company has made available to Parent a copy, to the extent applicable, of (A) the two (2) most recent annual reports on IRS Form 5500 required to have been filed with the United States Department of Labor for each Employee Plan, including all schedules thereto; (B) the most recent determination letter (or, if applicable, opinion or advisory letter), if any, from the IRS for any Employee Plan that is intended to qualify pursuant to Section 401(a) of the Code; (C) the current plan document and all amendments thereto and the most recent summary plan description and any material modifications thereto; (D) any related trust agreement or other funding arrangement currently in effect; (E) any non-routine correspondence to or from the IRS or any office or representative of the United States Department of Labor or other Governmental Authority relating to any compliance issues in respect of any such Employee Plan for which a material liability remains outstanding; and (F) all material filings and correspondence with any Governmental Authority within three (3) years preceding the date of this Agreement.

(b)    Absence of Certain Plans. In the past six (6) years, none of the Company, any of its Subsidiaries nor any ERISA Affiliate has maintained, sponsored or participated in, contributed to or has been obligated to contribute to, and none of the Company, any of its Subsidiaries nor any ERISA Affiliate otherwise has any liability with respect to, (i) a “multiemployer plan” (as defined in Section 3(37) of ERISA) subject to Title IV of ERISA; (ii) a multiple employer plan (within the meaning of Section 4063 or Section 4064 of ERISA); or (iii) a plan subject to Section 302 of Title I of ERISA, Section 412 of the Code or Title IV of ERISA. No Employee Plan is a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA).

(c)    Compliance. Each Employee Plan (i) has been maintained, funded, operated and administered in accordance with its terms and with all applicable Law, including the applicable provisions of ERISA and the Code or any similar Laws in jurisdictions outside of the United States, except as would not have, individually or in the aggregate, a Company Material Adverse Effect and (ii) intended to be “qualified” within the meaning of Section 401(a) of the Code has received a currently effective favorable determination letter (or, if applicable, is entitled to rely on an advisory or opinion letter) as to its qualification that has not been revoked; and, to the Knowledge of the Company, there are no existing circumstances or any events that have occurred that would reasonably be expected to adversely affect the qualified status of any such Employee Plan.

(d)    Employee Plan Legal Proceedings. The Company has received no notice that there are Legal Proceedings pending, nor, to the Knowledge of the Company, have any been threatened in writing, on behalf of or against any Employee Plan, the assets of any trust pursuant to any Employee Plan or the plan sponsor, plan administrator or any fiduciary or any Employee Plan, or with respect to the administration or operation of such plans, other than routine claims for benefits, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(e)    No Prohibited Transactions. None of the Company, any of its Subsidiaries, or, to the Knowledge of the Company, any of their respective directors, officers or employees has, with respect to any Employee Plan, engaged in or been a party to (or has any indemnification obligations with respect to) any non-exempt

“prohibited transaction” (as defined in Section 4975 of the Code or Section 406 of ERISA) that could reasonably be expected to result in the imposition of a penalty assessed pursuant to Section 502(i) of ERISA or a Tax imposed by Section 4975 or 4976 of the Code, except as would not have, individually or in the aggregate, a Company Material Adverse Effect.

(f)    No Welfare Benefit Plan; No Acquired Rights. None of the Company, any of its Subsidiaries or any Employee Plan provides or has an obligation to provide post-termination or retiree life insurance, health or other welfare benefits to any person, except as required by Section 4980B of the Code or any other Law or to the extent not material, while a former employee is receiving severance benefits. Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, the Company, its Subsidiaries and their ERISA Affiliates have complied in all material respects with Section 4980B of the Code, Part 6 of Subtitle B under Title I of ERISA and similar applicable Law.

(g)    Transaction Payments. Neither the execution and delivery of this Agreement nor the consummation of the Transactions (either alone or in conjunction with any other event that would not in and of itself trigger such payment or benefit) will, except as set forth in this Agreement, (i) result in any payment or benefit (including severance, bonus, retention, unemployment compensation, forgiveness of indebtedness or otherwise) becoming due to any current or former director, employee or natural Person service provider of the Company or any Subsidiary thereof under any Employee Plan or otherwise; (ii) increase any payments or benefits otherwise payable or trigger any other obligation under any Employee Plan; or (iii) result in any acceleration of the time of payment, funding or vesting of any such payments or benefits. None of the Company or any of its Subsidiaries is a party to or has any obligation under any Employee Plan or otherwise to compensate any person for excise Taxes payable pursuant to Section 4999 of the Code or for additional Taxes payable pursuant to Section 409A of the Code.

(h)    Foreign Employee Plans. With respect to each Employee Plan that is maintained for employees located outside of the United States (each, a “Foreign Employee Plan”), except as would not have, individually or in the aggregate, a Company Material Adverse Effect: (i) if any such Foreign Employee Plan is intended to qualify for special tax treatment, such Foreign Employee Plan meets the requirements for such treatment and (ii) each Foreign Employee Plan that is required to be registered by the Company and its Subsidiaries has been registered and has been maintained in good standing with the applicable Governmental Authorities.

3.20.    Labor Matters.

(a)    Union Activities. Except as set forth on Section 3.20(a) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries is a party to, or bound by, any collective bargaining agreement, works council agreement, labor union contract or trade union agreement (each, a “Collective Bargaining Agreement”). To the Knowledge of the Company, there are no activities or proceedings of any labor or trade union or works council to organize any employees of the Company or any of its Subsidiaries with regard to their employment with the Company or any of its Subsidiaries. No Collective Bargaining Agreement is currently being negotiated by the Company or any of its Subsidiaries. There is no strike, lockout, slowdown, or work stoppage against the Company or any of its Subsidiaries pending or, to the Knowledge of the Company, threatened directly against the Company or any of its Subsidiaries. Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, the Company has satisfied all notice, consultation and consent obligations owed to any works council, labor union, trade union or other employee representative body arising under applicable Laws or Collective Bargaining Agreements with respect to the execution of this Agreement or the transactions contemplated under this Agreement.

(b)    Employment Law Compliance. Except as set forth on Section 3.20(b) of the Company Disclosure Letter, since January 1, 2016, the Company and its Subsidiaries have complied with applicable Laws and orders with respect to employment (including applicable Laws regarding labor, employment, fair employment practices, terms and conditions of employment, workers’ compensation, occupational safety, plant closings, mass layoffs, worker classification, exempt and non-exempt status, compensation and benefits, the Worker Adjustment and Retraining Notification Act of 1988, wage and hour and overtime requirements, immigration status, discrimination in employment, employee health and safety, and collective bargaining), except for such noncompliance that would not have, individually or in the aggregate, a Company Material Adverse Effect. Since January 1, 2016, the Company and its Subsidiaries have not received any notice of intent by any Governmental Authority responsible for the enforcement of labor or employment Laws to conduct an investigation relating to the Company or any of its Subsidiaries, and to the Knowledge of the Company, no such investigation is in progress. Neither the Company nor any of its Subsidiaries is a party to, or otherwise bound by, any consent decree with, or citation by, any Governmental Authority relating to employees or employment practices.

(c)    Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, to the Knowledge of the Company, (i) no employee of the Company or any of its Subsidiaries, at the level of Vice President or above, is in violation of any agreement with or obligation to a former employer of such employee relating to (A) the right of any such employee to be employed by the Company or any of its Subsidiaries or (B) the misappropriation of trade secrets or proprietary information and, (ii) since January 1, 2016, no former employee of the Company or any of its Subsidiaries has breached or threatened to breach any employment Contract, non-disclosure agreement, noncompetition agreement or any other restrictive covenant with the Company or other legal duty owed to the Company, and no Legal Proceeding is pending or threatened regarding any such breach or threatened breach.

(d)    The employment of each of the employees of the Company and its Subsidiaries is terminable by the employer at will, and no such employee is entitled to any particular form or period of notice prior to terminating the employment of such employee. As of the date hereof, no executive officer has provided written notice of an intent to terminate employment with the Company or any of its Subsidiaries.

(e)    Neither the Company nor any of its Subsidiaries, nor, to the Knowledge of the Company, any of their respective directors or officers, is (or since its inception has been) debarred, suspended, proposed for debarment, or excluded from participation in the bidding for or award of a Contract with a Governmental Authority.

(f)    Neither the Company nor any of its Subsidiaries owes any material sums to any employee other than the reimbursement of expenses, wages for the current salary period and holiday pay for the current holiday year and neither the Company nor any of its Subsidiaries has any outstanding, undischarged material liability to pay to any Governmental Authority in any jurisdiction any contribution, Tax or other material payments due in connection with the employment or engagement of any employee.

3.21.    Permits. Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries hold all permits, licenses, certifications, identification numbers, authorizations, variances, clearances, Consents, commissions, exemptions, orders and approvals from Governmental Authorities (“Permits”) that are required for the Company and its Subsidiaries to own, lease or operate their properties and assets and to carry on their businesses as currently conducted. Each of the Company and its Subsidiaries is, and since January 1, 2016 have been, in compliance with the terms of all Permits, and no suspension or cancellation of any of the Permits is pending or, to the Knowledge of the Company, threatened, except for such noncompliance, suspensions or cancellations that would not have, individually or in the aggregate, a Company Material Adverse Effect.

3.22.    Compliance with Laws. The Company and each of its Subsidiaries is, and since January 1, 2016 has been, in compliance with all Laws that are applicable to the Company and its Subsidiaries or to the conduct of the business or operations of the Company and its Subsidiaries, except for such noncompliance that would not have, individually or in the aggregate, a Company Material Adverse Effect. No representation or warranty is made in this Section 3.22 with respect to (a) compliance with the Exchange Act, which is exclusively addressed by Section 3.9 and Section 3.10; (b) compliance with Environmental Law, which is exclusively addressed by

Section 3.16; (c) compliance with applicable privacy and data protection Laws, which is exclusively addressed by Section 3.17(h); (d) compliance with applicable Tax Laws, which is exclusively addressed by Section 3.18; (e) compliance with ERISA and other applicable Laws relating to employee benefits, which is exclusively addressed by Section 3.19; (f) compliance with labor and employment matters, which is exclusively addressed by Section 3.20; (g) compliance with Anti-Corruption Laws, which is exclusively addressed by Section 3.27; or (h) compliance with Ex-Im Laws or Money Laundering Laws, which is exclusively addressed by Section 3.28.

3.23.    Legal Proceedings; Orders.

(a)    No Legal Proceedings. Since January 1, 2016, there have been no criminal or any other material Legal Proceedings pending or, to the Knowledge of the Company, threatened by or against the Company or any of its Subsidiaries or against any present or former officers or directors (in their capacity as such).

(b)    No Orders. Neither the Company nor any of its Subsidiaries is subject to any material order of any kind or nature that would prevent or materially delay the consummation of the Transactions or the ability of the Company to perform its covenants and obligations pursuant to this Agreement.

3.24.    Insurance. The Company and its Subsidiaries have all material policies of insurance covering the Company and its Subsidiaries and any of their respective employees, properties or assets, including policies of life, property, fire, workers’ compensation, products liability, directors’ and officers’ liability and other casualty and liability insurance, that is customarily carried by Persons conducting business similar to that of the Company and its Subsidiaries. All such insurance policies are in full force and effect and all premiums due and payable thereon have been paid, no notice of cancellation or termination has been received and there is no existing default or event that, with notice or lapse of time or both, would constitute a default by any insured thereunder, except for such defaults that would not have, individually or in the aggregate, a Company Material Adverse Effect.

3.25.    Related Person Transactions. Except for compensation, benefit or other employment arrangements in the ordinary course of business pursuant to applicable Employee Plans set forth on Section 3.19(a) of the Company Disclosure Letter or as disclosed in the Company SEC Reports, there are no Contracts, transactions, arrangements or understandings between the Company or any of its Subsidiaries, on the one hand, and any Affiliate (including any director or officer) thereof, but not including any Subsidiary of the Company, on the other hand, that would be required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC in the Company’s Form 10-K or proxy statement pertaining to an annual meeting of shareholders.

3.26.    Brokers. Except for the Advisors, there is no financial advisor, investment banker, broker, finder, agent or other Person that has been retained by or is authorized to act on behalf of the Company or any of its Subsidiaries who is entitled to any financial advisor’s, investment banking, brokerage, finder’s or other fee or commission in connection with the Merger.

3.27.    Anti-Corruption.

(a)    Since January 1, 2015, the Company, each of its Subsidiaries, each of its and their respective directors and officers, and to the Company’s Knowledge, each of its and their respective employees, and agents, and all other Persons acting on its or their behalf, in each case in their capacity as such, is and has been in compliance with Anti-Corruption Laws, except for such non-compliance as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.

(b)    Since January 1, 2015, none of the Company, any of its Subsidiaries, any of its or their respective officers or directors, or to the Company’s Knowledge, each of its and their respective agents, employees or other Persons acting on their behalf, in each case in their capacity as such, has, directly or indirectly, (i) taken any action that would violate any provision of any Anti-Corruption Laws; (ii) been charged with or convicted of violating any Anti-Corruption Laws; (iii) received any notice, request or citation, or been made aware of any allegation, investigation (formal or informal), inquiry, action, charge or other Legal Proceeding with regard to a potential violation of any Anti-Corruption Law; (iv) established or maintained any unrecorded or improperly recorded fund of corporate monies or other properties or assets or made any false entries on any books of account or other record for any purpose in violation of any Anti-Corruption Laws; (v) used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to government officials or government employees in violation of any Anti-Corruption Laws; (vi) made, offered or authorized any unlawful payment, or other thing of value, to foreign or domestic government officials or government employees in violation of any Anti-Corruption Laws; or (vii) made, offered or authorized any unlawful bribe, rebate, payoff, influence payment, kickback or other similar unlawful payment in violation of any Anti-Corruption Laws, in each case of clauses (i) through (vii), except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.

(c)    The Company and each of its Subsidiaries have developed and implemented an anti-corruption compliance program that includes internal controls and policies and procedures designed to reasonably promote compliance with all material and applicable Anti-Corruption Laws.

3.28.    International Trade; Money Laundering. None of the Company, any of its Subsidiaries, or any of their respective officers or directors, nor, to the Knowledge of the Company, any of its or its Subsidiaries’ employees, agents or other Persons acting on their behalf is, or is owned or controlled by, one or more Persons that are: (a) currently the target of any Sanctions Laws; (b) located, organized or residing in any territory that is itself or whose government is the target of Sanctions Laws, currently Cuba, Iran, North Korea, Syria, and the Crimea region of Ukraine (each a “Designated Jurisdiction”); or (c) engaged in any transaction, directly or indirectly, except to the extent explicitly authorized by Sanctions Laws, with any Person who is the target of Sanctions Laws or in or with any Designated Jurisdiction. Since January 1, 2015, none of the Company, its Subsidiaries, or any of their respective officers or directors, nor, to the Knowledge of the Company, any of its or its Subsidiaries’ employees, agents or other Persons acting on their behalf, has violated any applicable Ex-Im Laws or the anti-boycott Laws in any material respect or any applicable Sanctions Laws, in each case administered by the U.S. Department of Commerce and the U.S. Department of the Treasury’s Internal Revenue Service (collectively, “Trade Control Laws”). Since January 1, 2015, neither the Company, nor any of its Subsidiaries has (i) received from any Governmental Authority any written or, to the Knowledge of the Company, oral notice, inquiry, or internal or external allegation related to Trade Control Laws; (ii) made any voluntary or involuntary disclosure to a Governmental Authority related to Trade Control Laws; or (iii) conducted any internal investigation concerning any actual or potential violation or wrongdoing related to the Trade Control Laws. The Company and each of its Subsidiaries are, and since January  1, 2015 have been, in compliance in all material respects with all applicable Money Laundering Laws.

3.29.     Exclusivity of Representations and Warranties. The Company, on behalf of itself and its Subsidiaries, acknowledges and agrees that, except for the representations and warranties expressly set forth in Article IV:

(a)    neither Parent nor any of its Subsidiaries (or any other Person) makes, or has made, any representation or warranty relating to Parent, its Subsidiaries or any of their businesses, operations or otherwise in connection with this Agreement, the Ancillary Agreements to which it is or will be a party or the Transactions;

(b)    no Person has been authorized by Parent, any of its Subsidiaries or any of its or their respective Affiliates or Representatives to make any representation or warranty relating to Parent, its Subsidiaries, any other Person or any of their businesses or operations or otherwise in connection with this Agreement, the Ancillary Agreements or the Transactions; and

(c)    the representations and warranties made by Parent in this Agreement are in lieu of and are exclusive of all other representations and warranties, including any express or implied or as to merchantability or fitness for a particular purpose, and Parent hereby disclaims any other or implied representations or warranties, notwithstanding any documentation or other information (including any financial information, supplemental data or financial projections or other forward-looking statements).

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT

Except as set forth in the disclosure letter (subject to the terms of Section 9.13) delivered by Parent to the Company on the date of this Agreement (the “Parent Disclosure Letter”), each of Parent and Merger Sub hereby represents and warrants to the Company as follows:

4.1.    Organization; Good Standing.

(a)    Parent and Merger Sub. Each of Parent and Merger Sub (i) is duly organized, validly existing and in good standing pursuant to the Laws of its jurisdiction of organization; and (ii) has the requisite power and authority to conduct its business as it is presently being conducted and to own, lease or operate its properties and assets.

(b)    Organizational Documents(c). Parent has made available to the Company true, correct and complete copies of the Organizational Documents of Parent and Merger Sub, in each case, as amended to date. Neither Parent nor Merger Sub is in violation of its Organizational Documents.

4.2.    Power; Enforceability. Each of Parent and Merger Sub has the requisite power and authority to (a) execute and deliver this Agreement and the Ancillary Agreements to which it is a party; (b) perform its covenants and obligations under this Agreement and each Ancillary Agreement to which it is a party; and (c) consummate the Transactions. The execution and delivery of this Agreement and the Ancillary Agreements by each of Parent and Merger Sub, as applicable, the performance by each of Parent and Merger Sub of its respective covenants and obligations hereunder and thereunder, and the consummation of the Transactions, have been duly authorized and approved by all necessary action on the part of each of Parent and Merger Sub and no additional actions on the part of Parent or Merger Sub are necessary to authorize (i) the execution and delivery of this Agreement and the Ancillary Agreements by each of Parent and Merger Sub, as applicable; (ii) the performance by each of Parent and Merger Sub of its respective covenants and obligations hereunder and thereunder; or (iii) the execution and filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL, or the consummation of the Transactions. This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming the due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms, except as such enforceability (A) may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar Laws affecting or relating to creditors’ rights generally; and (B)  is subject to general principles of equity (whether considered in a proceeding at Law or in equity).

4.3.     Non-Contravention. The execution and delivery of this Agreement and each other Ancillary Agreements by each of Parent and Merger Sub, as applicable, the performance by each of Parent and Merger Sub of their respective covenants and obligations hereunder and thereunder, as applicable, and the consummation of the Transactions shall not (a) violate or conflict with any provision of the Organizational Documents of Parent or Merger Sub, as applicable; (b) violate, conflict with, result in the breach of, constitute a default (or an event that, with notice or lapse of time or both, would become a default) pursuant to, result in the termination of, accelerate the performance required by, or result in a right of termination or acceleration pursuant to any of the terms, conditions or provisions of or loss of benefit under any note, bond, mortgage, indenture, lease, sublease, ground lease, license, contract, agreement or other instrument or obligation to which Parent or Merger Sub is a party or by which Parent, Merger Sub or any of their properties or assets may be bound; (c) subject to making or obtaining the Consents referred to in Section 4.4, violate or conflict with any Law applicable to Parent or Merger Sub, or by which any of their properties or assets are bound; or (d) result in the creation of any lien (other than Permitted Liens) upon any of the properties or assets of Parent or Merger Sub, except in the case of each of clauses (b), (c) and (d) for such violations, conflicts, breaches, defaults, terminations, accelerations, losses, violations, conflicts or liens that would not, individually or in the aggregate, prevent or materially delay the consummation of the Transactions or the ability of Parent and Merger Sub to perform their respective covenants and obligations pursuant to this Agreement or the Ancillary Agreements to which it is a party.

4.4.    Requisite Governmental Approvals. No Consent of any Governmental Authority is required on the part of Parent, Merger Sub or any of their Affiliates (a) in connection with the execution and delivery of this Agreement or the Ancillary Agreements by each of Parent and Merger Sub, as applicable; (b) the performance by each of Parent and Merger Sub of their respective covenants and obligations pursuant to this Agreement or the Ancillary Agreements, as applicable; or (c) the consummation of the Transactions, except for (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL; (ii) such filings and approvals as may be required by any applicable federal or state securities Laws, including compliance with any applicable requirements of the Exchange Act; (iii) compliance with any applicable requirements of the HSR Act, any applicable foreign Antitrust Laws set forth in Section 7.1(b) or on Section 7.1(b) of the Company Disclosure Letter and any other applicable Laws set forth on Section 7.1(b) of the Company Disclosure Letter; (iv) compliance with the rules and regulations of NASDAQ; and (v) such other Consents the failure of which to obtain would not, individually or in the aggregate, prevent or materially delay the consummation of the Transactions or the ability of Parent and Merger Sub to perform their respective covenants and obligations pursuant to this Agreement or the Ancillary Agreements.

4.5.    Legal Proceedings; Orders.

(a)    No Legal Proceedings. There are no Legal Proceedings pending or, to the knowledge of Parent or any of its Affiliates, threatened against Parent or Merger Sub that would, individually or in the aggregate, prevent or materially delay the consummation of the Transactions or the ability of Parent and Merger Sub to perform their respective covenants and obligations pursuant to this Agreement or the Ancillary Agreements.

(b)    No Orders. Neither Parent nor Merger Sub is subject to any order of any kind or nature that would prevent or materially delay the consummation of the Transactions or the ability of Parent and Merger Sub to perform their respective covenants and obligations pursuant to this Agreement or the Ancillary Agreements.

4.6.    Ownership of Company Common Shares. None of Parent, Merger Sub or any of their respective directors, officers, general partners or Affiliates (a) owns or has owned (as defined in Section 203 of the DGCL) any Company Common Shares or other securities of the Company or any of its Subsidiaries; or (b) has been an “interested stockholder” (as defined in Section 203 of the DGCL) of the Company, in each case during the three (3) years prior to the date of this Agreement and the Effective Time.

4.7.    Brokers. There is no financial advisor, investment banker, broker, finder, agent or other Person that has been retained by or is authorized to act on behalf of Parent or Merger Sub who is entitled to any financial advisor’s, investment banking, brokerage, finder’s or other fee or commission in connection with the Merger.

4.8.    Operations of Parent and Merger Sub. Parent and Merger Sub have been formed, in each case, solely for the purpose of engaging in the Transactions, and, prior to the Effective Time, neither Parent nor Merger Sub will have engaged in any other business activities and will have incurred no liabilities or obligations other than as contemplated by the Transactions, including the Financing Letters, the Limited Guarantees and this Agreement. Parent owns beneficially and of record all of the outstanding shares, and other equity and voting interest in, Merger Sub free and clear of all liens (other than liens imposed by securities Laws).

4.9.    No Parent Vote or Approval Required; Merger Sub Shareholder Approval. No vote or consent of the holders of any capital stock of, or other equity or voting interest in, Parent is necessary to approve this Agreement or the Transactions. The approval of Parent, as the sole shareholder of Merger Sub, is the only approval of the shares of, or other equity interest in, Merger Sub necessary to adopt and approve this Agreement, the Ancillary Agreements and the Transactions (such approval, the “Merger Sub Shareholder Approval”).

4.10.    Limited Guarantees. Concurrently with the execution and delivery of this Agreement, the Guarantors have delivered to the Company a true, correct and complete copy of the duly executed Limited Guarantees. The

Limited Guarantees are in full force and effect and constitute a legal, valid and binding obligation of each Guarantor (as applicable), enforceable against it in accordance with its terms, except as such enforceability (a) may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar Laws affecting or relating to creditors’ rights generally; and (b) is subject to general principles of equity. No event has occurred that, with notice or lapse of time or both, would, or would reasonably be expected to, constitute a default or breach on the part of any Guarantor pursuant to its respective Limited Guarantee.

4.11.    Financing.

(a)    Financing Letters. As of the date of this Agreement, Parent has delivered to the Company true, correct and complete copies of (i) duly executed equity commitment letters, dated as of the date of this Agreement, between Parent and each of the Guarantors (the “Equity Commitment Letters”) pursuant to which the Guarantors have committed to provide the equity financing as described therein (the “Equity Financing”); and (ii) a duly executed debt commitment letter, dated as of the date of this Agreement, among Parent and the financial institutions party thereto (the “Lenders”) (including all exhibits, schedules, and annexes thereto, as may be amended or modified in accordance with the terms hereof, collectively the “Debt Commitment Letters” and, together with the Equity Commitment Letter, the “Financing Letters”), pursuant to which the Lenders have committed, subject to the terms and conditions thereof, to provide the debt financing described therein (the “Debt Financing” and, together with the Equity Financing, the “Financing”). As of the date of this Agreement, Parent has also delivered to the Company a true, correct and complete copy of each fee letter (which may be redacted only with respect to fees, pricing, price caps in “market flex” provisions, other economic terms, thresholds, caps and “securities demand” provisions that are customarily redacted in connection with merger agreements of this type) in connection with the Debt Commitment Letters (any such letter, a “Fee Letter”). The Equity Commitment Letter provides that the Company is an express third party beneficiary thereof.

(b)    No Amendments. As of the date of this Agreement, (i) the Financing Letters and the terms of the Financing have not been amended or modified; (ii) no such amendment or modification is contemplated except as otherwise expressly set forth therein; and (iii) the respective commitments contained in the Financing Letters have not been withdrawn (or contemplated to be), terminated or rescinded in any respect by Merger Sub and Parent and, to the knowledge of Merger Sub and Parent, the other parties thereto. As of the date of this Agreement, there are no other Contracts, agreements, supplements, side letters or arrangements to which Parent, Merger Sub or any of their respective Affiliates is a party that could affect the conditionality or availability of the Financing, to which Merger Sub, Parent or any of their respective Affiliates is a party.

(c)    Sufficiency of Financing. Assuming (i) the Financing is funded in accordance with the applicable Financing Letters and (ii) the satisfaction of the conditions to Parent’s and Merger Sub’s obligation to consummate the Merger (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction), the Financing is sufficient to (i) make all payments, without duplication, contemplated by Sections 2.6, 2.8 and 2.9 in connection with the Merger; and (ii) pay all fees and expenses required to be paid by Parent or Merger Sub in connection with the consummation of the Transactions, including those required to be paid at the Closing in connection with the Merger and the Financing (clauses (i) through (ii), the “Required Amount”). Parent acknowledges that its and Merger Sub’s obligations under this Agreement are not conditioned upon or subject to its receipt of the proceeds made available under the Financing Letters or any Financing.

(d)    Validity. The Financing Letters and the Fee Letter (in the forms delivered by Parent to the Company) are, as of the date hereof, (i) in full force and effect, and constitute, in the case of Parent, or will constitute, in the case Merger Sub, the legal, valid and binding obligations of, Parent and Merger Sub and, to the knowledge of Parent and Merger Sub, the other parties thereto (including, with respect to the Equity Commitment Letter, the applicable Guarantor), and (ii) enforceable against Parent and Merger Sub and, to the knowledge of Parent and Merger Sub, the other parties thereto, in accordance with their terms, in each case, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar Laws affecting or relating to creditors’ rights generally and subject to general principles of equity. Other than as expressly set forth in the Financing Letters or the Fee Letter, there are no conditions precedent related to the funding of the Financing necessary to pay the Required Amount pursuant to any agreement relating to the Financing to which any of Parent, Merger Sub or any of their respective Affiliates is a party. Assuming the satisfaction of the conditions set forth in Article VII, to the knowledge of Parent and Merger Sub, as of the date of this Agreement, no event has occurred that, with or without notice or lapse of time or both, would, or would reasonably be expected to, (A) constitute a default, breach or failure to satisfy a condition precedent set forth in the Financing Letters, or (B) result in any portion of the Financing necessary to pay the Required Amount being unavailable on the Closing Date, assuming the conditions to the Financing are satisfied or waived in accordance with the terms thereof. As of the date of this Agreement, assuming the satisfaction of the conditions set forth in Article VII, Parent has no reason to believe that (i) it will be unable to satisfy on a timely basis any term or condition to the funding of the Financing necessary to pay the Required Amount to be satisfied by it contained in the Financing Letters, or (ii) the amount of the Financing necessary to pay the Required Amount will not be available on the Closing Date in order to fund the Transactions. As of the date hereof, (i) no party to any Financing Letter or the Fee Letter has notified Parent of its intention to terminate any of the commitments set forth in the Financing Letters or not to provide the Financing and (ii) no termination of any commitment set forth in the Financing Letters is contemplated by Parent. As of the date of this Agreement, Parent and Merger Sub have fully paid, or caused to be fully paid, all commitment or other fees that are due and payable on or prior to the date of this Agreement pursuant to the terms of the Financing Letters.

4.12.    Shareholder and Management Arrangements. Neither Parent or Merger Sub nor any of their respective Affiliates is a party to any Contract, or has authorized, made or entered into, or committed or agreed to enter into, any formal or informal arrangements or other understandings (whether or not binding) with any shareholder, director, officer, employee or other Affiliate of the Company or any of its Subsidiaries (a) relating to (i) this Agreement or the Merger; or (ii) the Surviving Company or any of its Subsidiaries, businesses or operations (including as to continuing employment) from and after the Effective Time; or (b) pursuant to which (i) any holder of Company Common Shares or other securities of the Company or any of its Subsidiaries would be entitled to receive consideration of a different amount or nature than the Merger Consideration in respect of such holder’s Company Common Shares or other securities of the Company or any of its Subsidiaries; (ii) any holder of Company Common Shares or other securities of the Company or any of its Subsidiaries has agreed to approve this Agreement or vote against any Superior Proposal; or (iii) any Person other than the Guarantors has agreed to provide, directly or indirectly, equity investment to Parent, Merger Sub or the Company to finance any portion of the Merger.

4.13.    Solvency. Neither Merger Sub nor Parent is entering into this Agreement with the intent to hinder, delay or defraud either present or future creditors of the Company and/or its Subsidiaries. As of the Effective Time and immediately after giving effect to the Merger (including the payment of all amounts payable pursuant to Article II in connection with or as a result of the Merger and all related fees and expenses of Parent) and assuming the accuracy of the representations and warranties contained in this Agreement and satisfaction of the conditions set forth in Article VII, (a) the amount of the “fair saleable value” of the assets of the Surviving Company and its Subsidiaries (on a consolidated basis) will exceed the amount that will be required to pay the probable liabilities of the Surviving Company and its Subsidiaries (on a consolidated basis) on their existing debts (including contingent liabilities) as such debts mature; (b) the Surviving Company and its Subsidiaries (on a consolidated basis) will not have an unreasonably small amount of capital for the operation of the businesses in which they are engaged or proposed to be engaged; and (c) the Surviving Company and its Subsidiaries (on a consolidated basis) will be able to pay their liabilities, including contingent and other liabilities, as they mature in the ordinary course of business.

4.14.    Certain Arrangements. As of (a) the date of this Agreement and (b) following the date hereof until the No-Shop Period Start Date, there are no Contracts or other arrangements or understandings (whether oral or written and whether or not legally binding) or commitments to enter into Contracts or other arrangements or understandings (whether oral or written and whether or not legally binding) (i) between Parent, Merger Sub, the

Guarantors or any of their Affiliates, on the one hand, and any member of the Company’s management or board of directors or any beneficial owner of Company Common Shares, on the other hand, that relate in any way to the Company or any of its businesses or Subsidiaries (including those businesses and Subsidiaries following the Closing) or the Transactions (including as to continuing employment or equity roll-over) or (ii) pursuant to which any stockholder of the Company would be entitled to receive value or consideration of a different amount or nature than the Merger Consideration or pursuant to which any stockholder of the Company agrees to vote any Company Common Shares with respect to the Agreement or agrees to vote against or otherwise oppose any Superior Proposal.

4.15.    Information Supplied. None of the information supplied or to be supplied by or on behalf of Parent or Merger Sub or any of their Subsidiaries for inclusion or incorporation by reference in the Proxy Statement, as of the date it is first mailed to the Company Shareholders, and at the time of the Company Shareholder Meeting, will contain any misstatement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, except that no representation is made by Parent or Merger Sub with respect to statements made or incorporated by reference in the Proxy Statement based on information supplied by the Company for inclusion therein.

4.16.    Exclusivity of Representations and Warranties. Each of Parent and Merger Sub is a sophisticated purchaser, possesses such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of its investment under this Agreement. In entering into this Agreement and each of the other documents and instruments relating to the Merger referred to herein, Parent and Merger Sub have each relied solely upon its own investigation and analysis and each of Parent and Merger Sub, on behalf of itself and its Subsidiaries, acknowledges and agrees that, except for the representations and warranties expressly set forth in Article III (which to the extent provided for in this Agreement are subject to the Company Disclosure Letter and the SEC Reports):

(a)    neither the Company nor any of its Subsidiaries (or any other Person) makes, or has made, any representation or warranty (whether express or implied, whether as to accuracy, completeness, fitness or otherwise) relating to the Company, its Subsidiaries or any of their businesses, operations or otherwise in connection with this Agreement, the Ancillary Agreements to which it is a party, the Transactions, or any information (including any statement, document or agreement delivered pursuant to this Agreement and any financial statements and any projections, estimates or other forward-looking information) provided, furnished or made available (including in any management presentations, information or descriptive memorandum, the Data Room, any other “data rooms” maintained by the Company, supplemental information or other materials or information with respect to any of the above) or otherwise made available to Parent, Merger Sub or any of their respective Affiliates or Representatives or any other Person, and none of Parent or Merger Sub have relied on any such representation, warranty or information except only for the representations and warranties expressly set forth in Article III (which to the extent provided for in this Agreement are subject to the Company Disclosure Letter and the SEC Reports) provided, that the foregoing shall in no way limit the liability of the Company or any of its Subsidiaries for Fraud;

(b)    no Person has been authorized by the Company, any of its Subsidiaries or any of its or their respective Affiliates or Representatives to make any representation or warranty relating to the Company, its Subsidiaries or any of their businesses or operations or otherwise in connection with this Agreement, the Ancillary Agreements or the Transactions; and

(c)    the representations and warranties made by the Company in Article III of this Agreement are in lieu of and are exclusive of all other representations and warranties, including any express or implied or as to merchantability or fitness for a particular purpose, and the Company hereby disclaims any other express or implied representations or warranties, notwithstanding the delivery or disclosure to Parent, Merger Sub or any of their respective Affiliates or Representatives of any documentation or other information (including any financial information, supplemental data or financial projections or other forward-looking statements, business plans or other material provided or made available to Parent, Merger Sub or any of their respective Affiliates or Representatives or any other Person, in the Data Room, any other “data rooms,” confidential information memoranda or management presentations in anticipation or contemplation of the Merger or any other Transactions) and, except in the event of Fraud by the Company or any of its Subsidiaries, to the fullest extent permitted by applicable Law, neither the Company nor any of its Subsidiaries, or any of their respective Affiliates, stockholders, securityholders, controlling persons, or Representatives or any other Person will have or be subject to any liability or other obligation of any kind or nature to Parent, Merger Sub or any of their respective Affiliates or Representatives or any other Person on any basis (including in contract or tort, under federal or state securities Laws or otherwise), resulting from the delivery, dissemination or any other distribution to Parent, Merger Sub or any of their respective Affiliates or Representatives or any other Person, or the use by Parent, Merger Sub or any of their respective Affiliates or Representatives or any other Person, of any such documentation or other information provided or made available or statements made (or any omissions therefrom) to any of them by the Company or any of its Subsidiaries, or any of their respective Affiliates, stockholders, securityholders, controlling persons, or Representatives or any other Person (including any financial information, supplemental data or financial projections or other forward-looking statements, business plans or other material provided or made available to Parent, Merger Sub or any of their respective Affiliates or Representatives or any other Person, in the Data Room, any other “data rooms,” confidential information memoranda or management presentations in anticipation or contemplation of the Merger or any other Transactions).

ARTICLE  V

INTERIM OPERATIONS OF THE COMPANY

5.1.    Affirmative Obligations of the Company Pending the Merger. Except (a) as expressly required or contemplated by this Agreement; (b) as set forth in Section 5.1 or Section 5.2 of the Company Disclosure Letter; (c) as expressly contemplated by Section 5.2; (d) as required by applicable Law; or (e) as approved by Parent (which approval will not be unreasonably withheld, conditioned or delayed), at all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, (x) the Company will, and will cause its Subsidiaries to, subject to the restrictions and exceptions set forth in Section 5.2, use its reasonable best efforts to conduct its business and operations in the ordinary course of business in all material respects and (y) the Company will use its reasonable best efforts to, and will cause each of its Subsidiaries to use its respective reasonable best efforts to, (i) maintain its existence in good standing pursuant to applicable Law; and (ii) in all material respects and other than in the ordinary course of business, preserve intact its assets, properties, Contracts, licenses, business organization and material relationships with customers, suppliers, distributors, lessors, creditors, licensors, licensees, partners, co-venturers and Governmental Authorities.

5.2.    Forbearance Covenants of the Company Pending the Merger. Except (w) as set forth in Section 5.2 of the Company Disclosure Letter; (x) as approved by Parent in writing (which approval will not be unreasonably withheld, conditioned or delayed); (y) as required by applicable Law; or (z) as expressly contemplated by the terms of this Agreement, at all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, the Company will not, and shall cause its wholly owned Subsidiaries not to, and, to the extent it has the right or ability to do so, will cause any of its other Subsidiaries not to:

(a)    amend, modify or otherwise change the Charter, the Bylaws or any Organizational Document of the Company’s Subsidiaries;

(b)    propose or adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, amalgamation, restructuring, recapitalization or other reorganization;

(c)    acquire (including by merger, amalgamation, consolidation or acquisition of shares or substantially all of the assets of) any assets, securities, properties, interests, businesses or Persons other than purchases of inventory and equipment and other assets in the ordinary course of business consistent with past practice;

(d)    issue, sell, deliver, dispose of, grant or transfer, or agree to issue, sell deliver, dispose of, grant or transfer (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase, Company Equity Awards or otherwise) any securities (including Company Securities) or equity or voting interest in the Company or any of its Subsidiaries, except the issuance of Company Common Shares (A) upon the exercise of Company Options or settlement of Company Equity Awards outstanding as of the date hereof in accordance with their terms or pursuant to outstanding purchase rights under the Company ESPP as of the date hereof, (B) in respect of conversions of the Existing Notes pursuant to the terms of the Existing Indentures or (C) any equity securities of any Company Subsidiary to the Company or any other wholly-owned Subsidiary of the Company;

(e)    directly or indirectly acquire, repurchase or redeem any Company Securities, except for (i) repurchases of Company Securities pursuant to the terms and conditions of Company Equity Awards outstanding as of the date of this Agreement in accordance with their terms as of the date of this Agreement or to provide for Tax withholding in connection with the exercise, vesting or payment of the award, (ii) transactions between the Company and any of its direct or indirect wholly owned Subsidiaries or (iii) with respect to the Existing Notes, pursuant to the terms of the Existing Indentures;

(f)    (i) adjust, split, combine or reclassify any Company Securities, or issue or authorize or propose the issuance of any other Company Securities in respect of, in lieu of or in substitution for, shares or other equity or voting interest; (ii) declare, set aside, make or pay any dividend or other distribution (whether in cash, shares or property or any combination thereof) in respect of any shares or other equity or voting interest, or make any other actual, constructive or deemed distribution in respect of shares or other equity or voting interest, except for cash dividends made by any direct or indirect wholly owned Subsidiary of the Company to the Company or one of its other wholly owned Subsidiaries; (iii) pledge or encumber any shares or other equity or voting interest; (iv) modify the terms of any shares or other equity or voting interest; or (v) enter into any agreement with respect to the voting or registration of shares or other equity or voting interest;

(g)    (i) incur, assume or suffer any Indebtedness (including any long-term or short-term debt) or issue any debt securities, except (A) for trade payables incurred in the ordinary course of business; (B) for loans or advances by the Company or any of its Subsidiaries to direct or indirect wholly owned Subsidiaries of the Company; (C) for letters of credit issued and maintained in the ordinary course of business to the extent undrawn; (D) for Indebtedness of up to $1,000,000 in the aggregate related to obligations of capital leases; and (E)(x) prior to September 1, 2019, up to $10,000,000 in the aggregate pursuant to the Credit Agreement to meet ordinary course working capital requirements, and (y) after September 1, 2019, up to $120,000,000 in the aggregate pursuant to the Credit Agreement to meet ordinary course working capital requirements (inclusive of any amounts drawn upon prior to September 1, 2019); (ii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other Person, except with respect to obligations of direct or indirect wholly owned Subsidiaries of the Company; (iii) make any loans, advances or capital contributions to, or investments in, any other Person in excess of $2,000,000 in the aggregate, except for (x) extensions of credit to customers or service providers and (y) advances to, or reimbursement of expenses of, employees of the Company or any of its Subsidiaries, in each case, in the ordinary course of business consistent with past practice; or (iv) mortgage or pledge (or otherwise encumber) any assets, tangible or intangible, or create or suffer to exist any lien thereupon (other than (x) Permitted Liens and (y) liens securing property leased pursuant to a capital lease permitted under Section 5.2(g)(i)(D));

(h)    (i) enter into, adopt, amend, modify, or terminate any Employee Plan or plan, agreement or arrangement that would constitute an Employee Plan if in effect as of the date of this Agreement; (ii) materially increase or accelerate the vesting of the compensation of any director, officer, independent contractor who is a natural Person, or current or former employee other than as required under an Employee Plan as in effect as of the date of this Agreement and set forth on Section 3.19(a) of the Company Disclosure Letter, or hire any officer or employee or engage an independent contractor who is a natural Person, except in the case of each of (i) and (ii), (A) as may be required by applicable Law or the existing terms of an Employee Plan or a Collective Bargaining Agreement set forth on Section 3.19(a) of the Company Disclosure Letter; or (B) in connection with any employee hires to fill open positions in the ordinary course of business consistent with past practice for employees with annual base salary below $300,000 (in each case, excluding the grant of any Company Equity Awards or severance benefits); or (iii) terminate the employment of any employee with annual base salary above $300,000, except for “cause” (the term “cause” includes, for example, neglect of duties, breach of applicable policies and procedures, or any other act of misconduct subject to applicable Law) or performance related reasons and except for the termination of any employee whose termination of employment was communicated prior to the date hereof;

(i)    waive, release, assign, compromise, settle, enter into any agreement or consent or permit the entry of any judgment or order relating to any pending or threatened (i) criminal Legal Proceeding or (ii) any other Legal Proceeding, except with respect to clause (ii), for the settlement or other disposition of any such Legal Proceeding in which the Company and its Subsidiaries do not admit any fault or guilt and that is for solely monetary payments of no more than $1,500,000 individually and $5,000,000 in the aggregate;

(j)    except as required by applicable Law or GAAP, (i) revalue in any material respect any of its properties or assets, including writing-off notes or accounts receivable, other than in the ordinary course of business; (ii) make any material change in any of its accounting principles or practices; (iii) amend or modify any Privacy Policy in any material respect or (iv) change in any material respect the cash management practices, policies or procedures of the Company or any of its Subsidiaries with respect to collection of accounts receivable, establishment of reserves for uncollectible accounts receivable, accrual of accounts receivable, payment of accounts payable, purchases, prepayment of expenses or deferral of revenue, from the Company’s and its Subsidiaries’ practices, policies and procedures with respect thereto in the ordinary course of business consistent with past practice, including taking (or omitting to take) any action that would have the effect of delaying or postponing the payment of any accounts payable to post-Closing periods that would otherwise be expected to be paid in pre-Closing periods;

(k)    (i) prepare or file any Tax Return inconsistent with past practice or, on any such Tax Return, take any position or adopt any method that is inconsistent with positions taken or methods used in preparing or filing similar Tax Returns in prior periods, (ii) make, change or revoke any material Tax election; (ii) enter into any Tax allocation agreement, Tax indemnity agreement or Tax sharing agreement; (iii) settle or compromise any material Tax claim or assessment or surrender a right to a material refund of Taxes; (iv) consent to any extension or waiver of any limitation period with respect to any claim or assessment; or (v) enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of state, local or non-United States Law);

(l)    (i) incur or commit to incur any capital expenditures other than (A) capital expenditures that do not exceed, in the aggregate, the total capital expenditures set forth in the illustrative capital expenditure budget set forth in Section 5.2(l)(i)(A) of the Company Disclosure Letter or (B) pursuant to express obligations in existence as of the date hereof under any Material Contract set forth on Section 5.2(l)(i)(B) of the Company Disclosure Letter; (ii) enter into, modify in any material respect, amend in any material respect, fail to renew, terminate or cancel or waive or relinquish any material right or claim under any (1) Contract that if so entered into, modified, amended terminated, cancelled, waived or relinquished would have, individually or in the aggregate, a Company Material Adverse Effect; or (2) Material Contract; (iii) other than with respect to the matters set forth in Section 5.2(h), engage in any transaction with, or enter into any agreement, arrangement or understanding with, any Affiliate of the Company or other Person covered by Item 404 of Regulation S-K promulgated by the SEC that would be required to be disclosed pursuant to Item 404; (iv) forgive any loans to directors, officers, employees or any of their respective Affiliates; or (v) effectuate a “plant closing” or “mass layoff” (as defined in WARN) affecting in whole or in part any site of employment, facility, operating unit or employee without complying with WARN;

(m)    sell, pledge, dispose of, transfer, assign, lease, license, abandon, dedicate to the public or permit to lapse or incur any lien (other than Permitted Liens) on any material asset (including in each case by merger, consolidation, amalgamation or acquisition of stock or assets) or enter into any new line of business, except for (i) other than with respect to any material Company Intellectual Property, any acquisition or disposition for consideration that is individually not in excess of $1,000,000 and in the aggregate not in excess of $5,000,000; or (ii) any disposition of obsolete or worn out equipment, or any non-exclusive licenses of material Company Intellectual Property, in each case, entered into in the ordinary course of business consistent with past practice;

(n)    enter into any joint venture, strategic alliance or similar legal partnership;

(o)    fail to maintain insurance policies in such amounts and against such risks and losses as are consistent with past practice;

(p)    take any action that requires an adjustment to, or authorize any adjustment to, the Conversion Rate (as defined in each of the Existing Indentures, as applicable) in respect of the 2019 Notes or the 2023 Notes; or

(q)    agree, authorize or enter into a Contract to take any of the actions prohibited by this Section 5.2 or otherwise make any commitment to do any of the foregoing.

5.3.    No Solicitation.

(a)    Go Shop. Notwithstanding anything to the contrary contained in this Agreement, during the period beginning on the date of this Agreement and continuing until 12:01 a.m. on the 45th day after the date of this Agreement (the “No-Shop Period Start Date”), the Company and its Subsidiaries and their respective directors, officers, employees, investment bankers, attorneys, accountants and other advisors or representatives (collectively, “Representatives”) shall have the right to directly or indirectly (i) solicit, initiate, propose, cause or induce the making, submission or announcement of, or encourage, facilitate or assist, whether publicly or otherwise, any Acquisition Proposal (or any inquiry, proposal or offer that could lead to, an Acquisition Proposal), (ii) pursuant to an Acceptable Confidentiality Agreement, furnish to any Person and its Representatives any information (including non-public information and data) relating to the Company or any of its Subsidiaries and afford access to the business, properties, assets, books, records or other non-public information, or to any personnel, of the Company or any of its Subsidiaries to any Person (and its Representatives, including potential financing sources); provided that the Company shall provide or make available to Parent and Merger Sub any information or data that is provided by or on behalf of the Company to any Person given such access that was not previously provided or made available to Parent or Merger Sub prior to or promptly (and, in any event, within 24 hours) following the time it is provided to such Person or its Representatives (including potential financing sources), and (iii) engage in, enter into, continue, maintain, or otherwise participate in, any discussions or negotiations with any Persons (and their respective Representatives, including potential financing sources) with respect to any Acquisition Proposal (or inquiries, proposals or offers or other efforts that could lead to an Acquisition Proposal) and cooperate with or assist or participate in or facilitate any such inquiries, proposals, offers, discussions or negotiations or any effort or attempt to make any Acquisition Proposals.

(b)    No Solicitation or Negotiation. Subject to the express terms of this Section 5.3 and except with respect to any Excluded Party (for so long as such Person or group is an Excluded Party), from the No-Shop Period Start Date until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, the Company shall, and shall cause its Subsidiaries and its and their respective directors, officers and employees to, and shall instruct and use reasonable best efforts to cause its and its Subsidiaries’ unaffiliated Representatives to, promptly cease and terminate (or cause to be terminated) any discussions or negotiations with any Person and its Affiliates and Representatives that would be prohibited by this Section 5.3(b), immediately terminate (or cause to be terminated) such Person’s and its Affiliates’ and Representatives’ access to any data room (virtual, online or otherwise) and request that all confidential information furnished by or on behalf of the Company to such Person be returned or destroyed in accordance with the terms of the Acceptable Confidentiality Agreements. Subject to the terms of this Section 5.3 and except as with respect to any Excluded Party (for so long as such Person or group is an Excluded Party, except with respect to clause (iv) of this Section 5.3(b) but subject to Section5.3(e)), from the No-Shop Period Start Date until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, the Company shall not, and shall cause its Subsidiaries and its and their respective directors, officers and employees not to, and shall instruct and use its reasonable best efforts to cause its and its Subsidiaries’ unaffiliated Representatives not to, directly or indirectly, (i) solicit, initiate, propose or knowingly induce the making, submission or announcement of, or knowingly encourage, facilitate or assist, any proposal or offer that is or would reasonably be expected to constitute an Acquisition Proposal; (ii) furnish to any Person (other than Parent, Merger Sub or any designees of Parent or Merger Sub) any non-public information or data relating to the Company or any of its Subsidiaries or afford to any Person (other than Parent, Merger Sub or any designees of Parent or Merger Sub) access to the business, properties, assets, books, records or other non-public information, or to any personnel, of the Company or any of its Subsidiaries, in any such case with the intent to induce the making, submission or announcement of, or to knowingly encourage, facilitate or assist, an Acquisition Proposal or any inquiries or the making of any proposal that would reasonably be expected to lead to an Acquisition Proposal; (iii) participate or engage in discussions or negotiations with any Person (other than the Company’s Representatives) with respect to any proposal or offer that would reasonably be expected to lead to an Acquisition Proposal (other than (A) solely to inform such Persons of the provisions contained in this Section 5.3; and (B) contacting a Person or its Representatives that made such Acquisition Proposal solely to clarify the terms and conditions of such Acquisition Proposal); or (iv) authorize or enter into any letter of intent, memorandum of understanding, merger agreement, acquisition agreement or other Contract relating to an Acquisition Proposal (or any offer or proposal that would reasonably be expected to lead to any Acquisition Proposal), other than an Acceptable Confidentiality Agreement (any such letter of intent, memorandum of understanding, merger agreement, acquisition agreement or other Contract relating to an Acquisition Transaction, an “Alternative Acquisition Agreement”). Notwithstanding the foregoing, the Company may continue to take any of the actions described in clauses (i), (ii) and (iii) of this Section 5.3(b) above with respect to any Excluded Party (for so long as such Person or group is an Excluded Party) from and after the No-Shop Period Start Date until the earliest of the date on which (A) the Excluded Party has terminated or finally withdrawn the Acquisition Proposal made prior to the No-Shop Period Start Date (provided that, for the avoidance of doubt, any amended, supplemented or modified Acquisition Proposal submitted by such Excluded Party shall not be deemed to constitute, in and of itself, a termination or withdrawal of such previously submitted Acquisition Proposal), (B) the Person submitting the relevant Acquisition Proposal ceases to be an Excluded Party because the Company Board (after consultation with outside legal counsel and its financial advisors), determines that such Acquisition Proposal does not constitute or would not reasonably be expected to lead to a Superior Proposal, and (C) the Requisite Shareholder Approval is obtained. From the No-Shop Period Start Date until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, the Company shall not, and shall cause its Subsidiaries and its and their respective directors and officers not to, and shall not authorize or permit its and its Subsidiaries’ unaffiliated Representatives to, directly or indirectly, (x) terminate, amend, release, modify or waive any provision of or fail to enforce any confidentiality or non-solicitation provision under a confidentiality agreement, (y) grant any waiver, amendment or release under any Takeover Laws or (z) resolve, agree or propose to do any of the foregoing, in each case, except if the Company Board determines in good faith (after consultation with is outside legal counsel) that the failure to do so would reasonably be expected to result in the Company Board’s violation of its fiduciary duties under applicable Laws. Without limiting the foregoing, the Company agrees that if any of its or its Subsidiaries’ Representatives (excluding Representatives (other than directors and officers who are also directors or officers of the Company) of non-wholly owned Subsidiaries but only if the action or failure to take action is in respect of such Subsidiary (or its Subsidiaries) and not the Company or any of its other Subsidiaries) takes (or omits to take) any action that if taken (or not taken) would constitute a breach of this Section 5.3(b), then such action (or inaction) shall be deemed to constitute a breach of this Section 5.3(b) by the Company.

(c)    Superior Proposals. Notwithstanding anything to contrary set forth in this Agreement, including this Section 5.3(c), and subject to the rights of the Company with respect to Excluded Parties pursuant to Section 5.3(b), including the right to continue and maintain discussions and negotiations with, and provide information to, any Excluded Parties pursuant to Section 5.3(b), from the No-Shop Period Start Date until the earlier of the termination of this Agreement pursuant to Article VIII and the Company’s receipt of the Requisite Shareholder Approval, the Company and the Company Board may, directly or indirectly through one or more of their Representatives (including the Advisor), participate or engage in discussions or negotiations with, furnish any non-public information relating to the Company or any of its Subsidiaries to, or afford access to the business, properties, assets, books, records or other non-public information, or to any personnel, of the Company or any of its Subsidiaries pursuant to an Acceptable Confidentiality Agreement to any Person or its Representatives that has made, renewed or delivered to the Company an Acquisition Proposal after the date of this Agreement that did not result from any material breach of Section 5.3(b), and otherwise facilitate such Acquisition Proposal or assist such Person (and its Representatives and financing sources) with such Acquisition Proposal (in each case, if requested by such Person) if, and only if, the Company Board shall have determined in good faith (after consultation with its financial advisor and outside legal counsel) that such Acquisition Proposal either constitutes a Superior Proposal or would reasonably be expected to lead to a Superior Proposal and that the failure to take such action contemplated by this Section 5.3(c) would reasonably be expected to cause the Company Board to violate its fiduciary duties under applicable Laws; provided that the Company will promptly (and, in any event, within 24 hours) make available to Parent any non-public information concerning the Company and its Subsidiaries that is provided to any such Person or its Representatives that was not previously made available to Parent.

(d)    No Change in Company Board Recommendation or Entry into an Alternative Acquisition Agreement. Except as provided by Section 5.3(e) and, solely in the case of Section 5.3(e)(i) below, Section 5.3(g), at no time after the date of this Agreement may the Company Board:

(i)    (A) fail to make, withhold, withdraw, amend, qualify or modify the Company Board Recommendation in a manner adverse to Parent or make any public statement that is clearly inconsistent with the Company Board Recommendation; (B) adopt, approve or recommend an Acquisition Proposal, excluding, for the avoidance of doubt, any confidential, non-public recommendation to its Representatives to review, consider, clarify, discuss, evaluate or negotiate any Acquisition Proposal or any Alternative Acquisition Agreement with respect to an Acquisition Proposal, subject to the obligations of the Company set forth in this Section 5.3; (C) if an Acquisition Proposal has been publicly made or has otherwise become public (other than by Parent, Merger Sub or any of their respective Affiliates or Representatives), fail to publicly recommend against such Acquisition Proposal or fail to reaffirm the Company Board Recommendation, in either case within ten (10) Business Days (or such fewer number of days as remains prior to the Company Shareholder Meeting) of a written request from Parent to do so (it being understood that a “stop, look and listen” statement by the Company Board to the Company Shareholders pursuant to Rule 14d-9(f) under the Exchange Act shall not be deemed to be a Company Board Recommendation Change);provided, that Parent may only make such request once with respect to any Acquisition Proposal and once with respect to any modification or revision to the price, conditions or other material terms of such Acquisition Proposal that is made public (other than by Parent, Merger Sub or any of their respective Affiliates or Representatives); (D) fail to include the Company Board Recommendation in the Proxy Statement; or (E) publicly propose to do any of the foregoing (any action described in clauses (A) through (E), a “Company Board Recommendation Change”); or

(ii)    cause or permit the Company or any of its Subsidiaries to enter into an Alternative Acquisition Agreement.

(e)    Company Board Recommendation Change; Entry into Alternative Acquisition Agreement. Notwithstanding anything to the contrary set forth in this Agreement, at any time prior to obtaining the Requisite Shareholder Approval:

(i)    the Company Board may effect a Company Board Recommendation Change (other than of the kind set forth in clause (B) of the definition thereof) in response to an Intervening Event if the Company

Board determines in good faith (after consultation with its financial advisor and outside legal counsel) that the failure to do so would reasonably be expected to cause the Company Board to violate its fiduciary duties under applicable Laws; provided that the Company Board shall not effect such a Company Board Recommendation Change unless:

(1)    the Company has provided prior written notice to Parent at least three (3) Business Days in advance of effecting such Company Board Recommendation Change to the effect that the Company Board has (A) so determined; and (B) resolved to effect a Company Board Recommendation Change pursuant to this Section 5.3(e)(i) absent any revision to the terms and conditions of this Agreement and any Ancillary Agreement pursuant to this Section 5.3(e)(i), which notice will specify the applicable Intervening Event in reasonable detail;

(2)    prior to effecting such Company Board Recommendation Change, the Company and its Representatives, during such three (3) Business Day period, are reasonably available to negotiate with Parent and its Representatives in good faith (to the extent that Parent desires to so negotiate) to make such adjustments to the terms and conditions of this Agreement and any Ancillary Agreement as would permit the Company Board to no longer determine that the failure to make a Company Board Recommendation Change in response to such Intervening Event would reasonably be expected to cause the Company Board to violate its fiduciary duties under applicable Laws; and

(3)    following such three (3) Business Day period, after taking into account any revisions to this Agreement and any Ancillary Agreement agreed to by Parent in writing, the Company Board determines in good faith (after consultation with its financial advisor and outside legal counsel) that the failure to effect a Company Board Recommendation Change (other than of the kind set forth in clause (B) of the definition thereof) in response to such Intervening Event would reasonably be expected to cause the Company Board to violate its fiduciary duties under applicable Laws; or

(ii)    if the Company has received a bona fide written Acquisition Proposal that the Company Board has determined in good faith (after consultation with its financial advisor and outside legal counsel) constitutes a Superior Proposal, then the Company Board may (A) effect a Company Board Recommendation Change with respect to such Acquisition Proposal; or (B) authorize the Company to terminate this Agreement to enter into an Alternative Acquisition Agreement providing for the Acquisition Transaction contemplated by such Acquisition Proposal (and the Company may terminate this Agreement pursuant to Section 8.1(h), including paying the Company Termination Fee in accordance with Section 8.3(b)(iii)); provided that the Company Board shall not take any action described in the foregoing clauses (A) and (B) unless:

(1)    following the Notice Period, the Company Board determines in good faith (after consultation with its financial advisor and outside legal counsel) that such Acquisition Proposal continues to constitute a Superior Proposal and that, after taking into account any revisions to this Agreement and any Ancillary Agreement agreed to by Parent in writing, the failure to do so would reasonably be expected to result in a breach of the Company Board’s fiduciary duties under applicable Laws;

(2)    such Acquisition Proposal did not result from a material breach of Section 5.3(b); and

(3)    (i) the Company has provided prior written notice (it being understood and agreed that the delivery of such notice shall not, in and of itself, be deemed to be a Company Board Recommendation Change) to Parent at least three (3) Business Days in advance of the Company Board taking any of the actions described in the foregoing clauses (A) or (B) (the “Notice Period”) to the effect that the Company Board has (A) received a Superior Proposal; and (B) resolved to effect a Company Board Recommendation Change or to terminate this Agreement pursuant to this Section 5.3(e)(ii) and Section 8.1(h); (ii) such notice has included the identity of the Third Person or Persons making such Acquisition Proposal, the material terms and conditions of such Acquisition Proposal and has attached a copy of any Acquisition Proposal (including the financing contemplated by such Acquisition Proposal), copies of the Alternative Acquisition Agreement and any other document relating to such Acquisition Proposal provided by the Third Person or Persons making such Acquisition Proposal; and (iii) prior to effecting such Company Board Recommendation Change or termination of this Agreement, the Company and its Representatives, during the Notice Period, are reasonably available to negotiate with Parent and its Representatives in good faith (to the extent that Parent desires to so negotiate) to make such adjustments to the terms and conditions of this Agreement and the Ancillary Agreements as would permit the Company Board to determine that such Acquisition Proposal would cease to constitute a Superior Proposal; provided, however, that in the event of any modification or revision (or proposed written modification or revision) to the price, conditions or other material terms of such Acquisition Proposal, the Company will be required to deliver a new written notice to Parent and to comply with the requirements of this Section 5.3(e)(ii)(3) with respect to such amended or modified Acquisition Proposal (it being understood that the “Notice Period” in respect of such new written notice will be the longer of two (2) Business Days and the number of Business Days remaining in the current notice period).

(f)    Notice.

(i)    No later than 24 hours after the No-Shop Period Start Date, the Company will notify Parent in writing of the identity of each Excluded Party as of such time. Such notice must also include a copy of any written Acquisition Proposal and copies of all relevant documents relating to such Acquisition Proposal received by the Company from each Excluded Party. From and after the No-Shop Period Start Date and until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, the Company must keep Parent reasonably informed, on a reasonably prompt basis, of all material developments affecting the status and terms of any Acquisition Proposal (including any amendments thereto). Every seventh (7th) day after the date hereof ending on the No-Shop Period Start Date, the Company shall provide written notice to Parent disclosing (i) a copy of any written Acquisition Proposal received after the date hereof and as of the date of such notice and copies of all relevant documents relating to such Acquisition Proposal received by the Company from a Third Person and (ii) the number of Acceptable Confidentiality Agreements entered into after the date hereof and as of the date of such notice (inclusive of any Acceptable Confidentiality Agreements entered into prior to the date hereof if the counterparty to such Acceptable Confidentiality Agreement is actively engaged in discussions or negotiations with the Company regarding an Acquisition Proposal prior to the No-Shop Period Start Date); provided, that in no event shall the Company be required to provide the identity of any Third Party in any such notice pursuant to this sentence.

(ii)    From the No-Shop Period Start Date and until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, the Company will promptly (and, in any event, within 24 hours) notify Parent if any Acquisition Proposals are received by the Company or any of its Representatives from any Person or “group” of Persons other than any Excluded Party. Such notice must include (i) the identity of the Person or “group” of Persons making such offers or proposals; (ii) the material terms and conditions of such Acquisition Proposal, including any financing contemplated thereby and (iii) a copy of any written Acquisition Proposal and copies of all relevant documents relating to such Acquisition Proposal received by the Company from the Person or “group” of Persons making such Acquisition Proposal, other than an Excluded Party. Thereafter, the Company must keep Parent reasonably informed, on a reasonably prompt basis, of all material developments affecting the status and terms of any such Acquisition Proposal (including any amendments thereto).

(g)    Certain Disclosures. Nothing in this Agreement will prohibit the Company or the Company Board from (i) taking and disclosing to the Company Shareholders a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act or complying with Rule 14d-9 promulgated under the Exchange Act (it being understood that a “stop, look and listen” statement by the Company Board to the Company Shareholders pursuant to Rule 14d-9(f) under the Exchange Act shall not be deemed to be a Company Board Recommendation Change); (ii) complying with Item 1012(a) of Regulation M-A promulgated under the Exchange Act; (iii) in response to an inquiry, responding to inform any Person of the existence of the provisions contained in this Section 5.3; (iv) complying with the Company’s disclosure obligations under U.S. federal or state Law with regard to an Acquisition Proposal (it being understood that any such statement or disclosure made by the Company Board pursuant to this Section 5.3(g)(iv) must be subject to the terms and conditions of this Agreement and will not limit or otherwise affect the obligations of the Company or the Company Board and the rights of Parent under this Section 5.3); or (v) making any disclosure to the Company Shareholders (including regarding the business, assets, financial condition, results of operations, properties or liabilities of the Company and its Subsidiaries) that the Company Board has determined to make in good faith in order to comply with applicable Law, regulation or stock exchange rule or listing agreement (it being understood that any such statement or disclosure made by the Company Board pursuant to this Section 5.3(g)(v) must be subject to the terms and conditions of this Agreement and will not limit or otherwise affect the obligations of the Company or the Company Board and the rights of Parent under this Section 5.3); provided, that, for the avoidance of doubt, nothing in this Section 5.3(g) shall be deemed to modify or supplement the definition of Company Board Recommendation Change.

5.4.    Conduct of Business of Parent and Merger Sub Pending the Merger. Each of Parent and Merger Sub agrees that, from the date of this Agreement until the earlier of the Effective Time and the valid termination of this Agreement in accordance with Article VIII, it shall not take any action (including any action with respect to a third party) that would, or would reasonably be expected to, individually or in the aggregate, prevent or materially delay, impede or hinder the ability of Parent or Merger Sub to consummate the Merger.

5.5.    No Control of the Other Party’s Business. The Parties acknowledge and agree that the restrictions set forth in this Agreement are not intended to give Parent or Merger Sub, on the one hand, or the Company, on the other hand, directly or indirectly, the right to control or direct the business or operations of the other at any time prior to the Effective Time. Prior to the Effective Time, each of Parent, Merger Sub and the Company will exercise, consistent with the terms, conditions and restrictions of this Agreement, complete control and supervision over their own business and operations.

ARTICLE VI

ADDITIONAL COVENANTS

6.1.    Required Action and Forbearance; Efforts. From the date of this Agreement until the earlier of the Effective Time and the valid termination of this Agreement in accordance with Article VIII:

(a)    Reasonable Best Efforts. Upon the terms and subject to the conditions set forth in this Agreement, Parent and Merger Sub, on the one hand, and the Company, on the other hand, will use (and, in the case of the Company, will cause its Affiliates to use, if applicable) their respective commercially reasonable best efforts (A) to take (or cause to be taken) all actions; (B) do (or cause to be done) all things; and (C) assist and cooperate with the other Parties in doing (or causing to be done) all things, in each case as are necessary, proper or advisable pursuant to applicable Law or otherwise to consummate and make effective, in the most expeditious manner practicable, the Merger and the other Transactions, including by:

(i)    causing the conditions to the Merger set forth in Article VII to be satisfied (subject to the limitations on obligations with respect to obtaining consents from Governmental Authorities set forth in this Agreement);

(ii)    (1) obtaining all Consents, waivers, approvals, orders, Permits and authorizations from Governmental Authorities; and (2) making all registrations, declarations and filings with Governmental Authorities, in each case, set forth on Section 6.1(a)(ii) of the Company Disclosure Letter (in the case of each of items (1) and (2) other than as would reasonably be expected to cause a Burdensome Effect);

(iii)    obtaining all Consents, waivers and approvals and delivering all notifications pursuant to any Material Contracts set forth on Section 6.1(a)(iii) of the Company Disclosure Letter, in connection with this Agreement and the consummation of the Merger so as to maintain and preserve the benefits to the Surviving Company of such Material Contracts as of and following the consummation of the Merger;

(iv)    subject to Section 6.2 and Section 6.17, defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated hereby, including the Merger, performed or consummated by such party in accordance with the terms of this Agreement, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Authority vacated or reversed; and

(v)    executing and delivering any additional certificates, instruments and other documents as may be reasonably necessary or appropriate to carry out and effectuate the purpose and intent of this Agreement.

(b)    Section 6.1(a) shall not apply to filings under or other actions in respect of Antitrust Laws, which shall be governed by the obligations set forth in Section 6.2 below, or the Financings, which shall be governed exclusively by the obligations set forth in Sections 6.6 and 6.7.

6.2.    Antitrust Filings.

(a)    Filing Under Antitrust Laws. Each of Parent and Merger Sub, on the one hand, and the Company and its Subsidiaries, on the other hand, will (i) file (or cause to be filed) with the FTC and the Antitrust Division of the DOJ a Notification and Report Form relating to this Agreement and the Merger as required by the HSR Act within ten (10) Business Days following the date of this Agreement; and (ii) as promptly as practicable following the date of this Agreement (and in any event within twenty (20) Business Days, except as set forth in Section 6.2(a) of the Company Disclosure Letter) file (or cause to be filed) such notification filings, forms and submissions, including any draft notifications in jurisdictions requiring pre-notification, with any Governmental Authority set forth on Section 7.1(b) of the Company Disclosure Letter. Each of Parent and the Company will use reasonable best efforts to (A) cooperate and coordinate (and, in the case of the Company, cause its Affiliates to, and, in the case of Parent, procure that its controlling Persons, cooperate and coordinate) with the other in the making of such filings; (B) supply the other (or cause the other to be supplied) with any information that may be required in order to make such filings; (C) supply (or cause to be supplied) any additional information that reasonably may be required or requested by the FTC, the DOJ or the Governmental Authorities set forth on Section 7.1(b) of the Company Disclosure Letter; and (D) take all action necessary, proper or advisable to (1) cause the expiration or termination of the applicable waiting periods pursuant to the HSR Act and any other Antitrust Laws applicable to the Merger; and (2) obtain any required consents pursuant to any Antitrust Laws applicable to the Merger and set forth on Section 7.1(b) of the Company Disclosure Letter, in each case as soon as practicable. Each of Parent and Merger Sub (and their respective controlling Persons, if applicable), on the one hand, and the Company (and its Affiliates), on the other hand, will promptly inform the other of any substantive communication from any Governmental Authority regarding the Merger in connection with such filings. If any Party or Affiliate thereof receives, directly or indirectly, a request for additional information or documentary material from any Governmental Authority with respect to the Merger pursuant to the HSR Act or any other Antitrust Laws applicable to the Merger, then such Party will make (or cause to be made), as soon as reasonably practicable and after consultation with the other Parties, an appropriate response to such request; provided that neither Party may extend any waiting period or enter into any agreement or understanding with any Governmental Authority with respect to the foregoing matters without the prior written approval of the other Party, which shall not be unreasonably delayed, conditioned or withheld. Any fees and expenses (other than the attorney’s, advisor’s and agent’s fees) payable under the filings, notifications, submissions, registrations and declarations with Governmental Authorities relating to this Agreement or the Merger shall be borne equally by the Company and Parent (and each of the Company and Parent shall make such equal payment on the date that such filing is made).

(b)    Avoidance of Impediments. In furtherance and not in limitation of the foregoing, but subject to Section 6.2(f) of this Agreement, each of Parent and Merger Sub shall, and shall cause its Subsidiaries to, take all actions reasonably necessary to avoid or eliminate each and every impediment under any Antitrust Law so as to enable the consummation of the Merger to occur as soon as reasonably possible, including taking all actions requested by any Governmental Authority, or reasonably necessary to resolve any objections that may be asserted by any Governmental Authority with respect to the Merger under any Antitrust Law, including by defending any Legal Proceedings challenging the consummation of any of the Transactions under any Antitrust Law; provided, further, that, subject to Section 6.2(c), neither Parent nor its Subsidiaries shall be required to pay any fee, penalty or other consideration to any Person (other than any filing fees paid or payable to any Governmental Authority pursuant to Section 6.2(a)) for any consent or approval required for the consummation of the Transactions.

(c)    Remedies. Subject to Section 6.2(f), if and to the extent necessary to cause the closing conditions of the Merger contained in Section 7.1(b) and 7.1(c) (in respect of Antitrust Laws) hereof to be satisfied, as soon as practicable, each of Parent and Merger Sub (and their respective Subsidiaries, if applicable) will offer, negotiate, commit to and effect, by consent decree, hold separate order or otherwise, (A) the sale, divestiture, transfer, license, disposition, or hold separate (through the establishment of a trust or otherwise), of any and all of the capital stock or other equity or voting interest, assets (whether tangible or intangible), rights, properties, products or businesses of Parent and Merger Sub (and their respective Subsidiaries, if applicable) and/or of the Company and its Subsidiaries; (B) the termination, modification, or assignment of existing relationships, Contracts, or obligations of Parent and Merger Sub (and their respective Subsidiaries, if applicable) and/or of the Company and its Subsidiaries; (C) the modification of any course of conduct regarding future operations of Parent and Merger Sub (and their respective Subsidiaries, if applicable) and/or of the Company and its Subsidiaries; and (D) any other restrictions on the activities of Parent and Merger Sub (and their respective Subsidiaries, if applicable) and/or of the Company and its Subsidiaries, including the freedom of action of Parent and Merger Sub (and their respective Subsidiaries, if applicable) and/or of the Company and its Subsidiaries with respect to, or their ability to retain, one or more of their respective operations, divisions, businesses, product lines, customers, assets or rights or interests, or their freedom of action with respect to the assets, properties, or businesses to be acquired pursuant to this Agreement (the actions described in the foregoing clauses (A) through (D) collectively, “Remedial Actions”); provided that any such Remedial Action is conditioned upon and become effective only from and after the Effective Time. Notwithstanding anything contained herein to the contrary, in no event shall the Company (and the Company shall not permit any of its Subsidiaries to) propose, negotiate, effect or agree to any Remedial Action with any Governmental Authority, in each case, without the prior written consent of Parent.

(d)    Cooperation. In furtherance and not in limitation of the foregoing, the Company, Parent and Merger Sub shall (and shall cause their respective Subsidiaries to), subject to any restrictions under applicable Laws, (i) promptly notify the other Parties of, and, if in writing, furnish the others with copies of (or, in the case of oral communications, advise the others of the contents of) any substantive communication received by such Person from a Governmental Authority or a private party in connection with the Transactions and permit the other Parties to review and discuss in advance (and to consider in good faith any comments made by the other Parties in relation to) any proposed draft notifications, formal notifications, filing, submission or other written communication (and any analyses, memoranda, white papers, presentations, correspondence or other documents submitted therewith) made in connection with the Transactions to a Governmental Authority; (ii) keep the other Parties informed with respect to the status of any such submissions and filings to any Governmental Authority in connection with the Transactions and any developments, meetings or discussions with any Governmental Authority in respect thereof, including with respect to (A) the receipt of any non-action, action, clearance, Consent, approval, Permit or waiver, (B) the expiration of any waiting period, (C) the commencement or proposed or threatened commencement of any investigation, litigation or administrative or judicial action or proceeding under applicable Laws, including any proceeding initiated by a private party, and (D) the nature and status of any objections raised or proposed or threatened to be raised by any Governmental Authority with respect to the Transactions; and (iii) not independently participate in any meeting, hearing, proceeding or discussions (whether in person, by telephone or otherwise) with or before any Governmental Authority in respect of the Transactions without giving the other Parties reasonable prior notice of such meeting or discussions and, unless prohibited by such Governmental Authority, the opportunity to attend or participate. However, each of the Company, Parent and Merger Sub may designate any non-public information provided to any Governmental Authority as restricted to “outside counsel” only and any such information shall not be shared with employees, officers or directors or their equivalents of the other Party without approval of the Party providing the non-public information; provided, however, that each of the Company, Parent and Merger Sub may redact any valuation and related information before sharing any information provided to any Governmental Authority with another Party on an “outside counsel” only basis, and that the Company, Parent and Merger Sub shall not in any event be required to share information that benefits from legal privilege with the other Parties, even on an “outside counsel” only basis, where this would cause such information to cease to benefit from legal privilege.

(e)    Other Actions. Each of Parent and Merger Sub agrees that, between the date of this Agreement and the Closing, it shall not, and shall not permit any of its Affiliates to, enter into any Contracts for an acquisition (by stock purchase, merger, consolidation, amalgamation, purchase of assets, license or otherwise) of any ownership interest or assets of any Person that would likely prevent or materially delay the consummation of the Merger. The Company agrees that, between the date of this Agreement and the Closing, it shall not, and shall not permit any of its Subsidiaries to, enter into any Contracts for an acquisition (by stock purchase, merger, consolidation, amalgamation, purchase of assets, license or similar transaction) of any ownership interest or assets of any Person that would be reasonably likely to prevent or materially delay the consummation of the Merger or the other Transactions.

(f)    In no event shall Parent, Merger Sub or any of their respective Affiliates be required to take, and the Company and its Subsidiaries shall not take or agree to take, any Remedial Action that would reasonably be expected to result in a Burdensome Effect.

6.3.    Proxy Statement and Other Required SEC Filings.

(a)    Proxy Statement. Reasonably promptly following the date of this Agreement, and in any event by no later than twenty-five (25) Business Days following the date of this Agreement, the Company will prepare and file with the SEC, a preliminary proxy statement (as amended or supplemented, the “Proxy Statement”) relating to the Company Shareholder Meeting. Subject to Section 5.3 and Section 6.4(c), the Company shall include the Company Board Recommendation in the Proxy Statement.

(b)    Other Required Company Filing. The Company will use its reasonable best efforts to cause the Proxy Statement to comply with the applicable requirements of the Exchange Act and the rules of the SEC and NASDAQ. Subject to applicable Law, the Company may not file the Proxy Statement with the SEC without providing Parent and its counsel a reasonable opportunity to review and comment thereon and the Company will give due consideration to all reasonable additions, deletions or changes suggested thereto by Parent or its counsel. Parent shall reasonably cooperate with the Company in connection with the preparation of the Proxy Statement, and Parent shall provide such other assistance as may be reasonably requested by the Company and shall otherwise reasonably assist and cooperate with the Company in the preparation, filing and distribution of the Proxy Statement, and the resolution of any comments received from the SEC.

(c)    Comments. The Company shall reasonably promptly notify Parent of (i) the receipt of any comments from the SEC and all other written correspondence and oral communications with the SEC relating to the Proxy Statement and (ii) any request by the SEC for any amendment or supplement to the Proxy Statement or for additional information with respect thereto and, in each case of clauses (i) and (ii), the Company shall promptly provide Parent with copies of all correspondence between it and its Representatives, on the one hand, and the SEC, on the other hand. The Company shall use its reasonable best efforts to respond as promptly as reasonably practicable to any comments from the SEC with respect to the Proxy Statement. All filings by the Company with the SEC in connection with the Transactions, including the Proxy Statement and any amendment or supplement thereto and any response to any comments of the SEC with respect thereto, shall be subject to the reasonable prior review and comment of Parent, and all mailings to the Company Shareholders in connection with the Transactions shall be subject to the reasonable prior review and comment of Parent and, in each case, the Company shall give due consideration to all comments reasonably proposed by Parent.

(d)    Furnishing Information. Each of the Company, on the one hand, and Parent and Merger Sub, on the other hand, will furnish all information concerning it and its Affiliates, if applicable, as the other Party may reasonably request in connection with the preparation and filing with the SEC of the Proxy Statement. If at any time prior to the Company Shareholder Meeting any information relating to the Company, Parent, Merger Sub or any of their respective Affiliates is discovered by the Company, on the one hand, or Parent or Merger Sub, on the other hand, that should be set forth in an amendment or supplement to the Proxy Statement so that such filing would not include any misstatement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, then the Party that discovers such information will promptly notify the other, and an appropriate amendment or supplement to such filing describing such information will be promptly prepared and filed with the SEC by the appropriate Party and, to the extent required by applicable Law or the SEC or its staff, disseminated to the Company Shareholders.

(e)    Dissemination of Proxy Statement. Subject to applicable Law, the Company will cause the Proxy Statement to be disseminated to the Company Shareholders as promptly as reasonably practicable following the filing thereof with the SEC and confirmation from the SEC that it will not review, or that it has completed its review of, the Proxy Statement but in no event shall such dissemination be required earlier than the No-Shop Period Start Date.

6.4.    Company Shareholder Meeting.

(a)    Call of Company Shareholder Meeting. Subject to the provisions of this Agreement, including Section 5.3, the Company will take all action necessary in accordance with the DGCL, the Charter, the Bylaws and the rules and regulations of NASDAQ to establish a record date for, duly call, and give notice of a meeting of the Company Shareholders (the “Company Shareholder Meeting”) and, as promptly as reasonably practicable following the mailing of the Proxy Statement to the Company Shareholders, convene and hold the Company Shareholder Meeting for the purpose of obtaining the Requisite Shareholder Approval. Notwithstanding anything to the contrary in this Agreement, the Company will not be required to convene and hold the Company Shareholder Meeting at any time prior to the 20th Business Day following the mailing of the Proxy Statement to the Company Shareholders. Subject to Section 5.3 and unless there has been a Company Board Recommendation Change, the Company will use its reasonable best efforts to obtain the Requisite Shareholder Approval. The Company shall keep Parent informed on a reasonably current basis regarding its solicitation efforts and proxy tallies following the dissemination of the Proxy Statement to the Company Shareholders; provided that the Company shall, upon the request of Parent, use its commercially reasonable efforts to cause the applicable proxy solicitor of the Company to advise Parent on a reasonable basis during the last ten (10) Business Days prior to the date of the Company Shareholder Meeting as to the aggregate tally of the proxies received by the Company with respect to the Requisite Shareholder Approval.

(b)    Adjournment of Company Shareholder Meeting. Notwithstanding anything to the contrary in this Agreement, the Company shall not postpone or adjourn the Company Shareholders Meeting without the prior written consent of Parent; provided, that if the Company or Parent reasonably determines in good faith that the Requisite Shareholder Approval is unlikely to be obtained at the Company Shareholders Meeting, including due to an absence of quorum, then on no more than two (2) occasions (for each of the Company and Parent) and prior to the vote contemplated having been taken, each of the Company and Parent shall have the right to require an adjournment or postponement of the Company Shareholders Meeting for the purpose of soliciting additional votes in favor of this Agreement; provided, further, that no single such adjournment or postponement pursuant to the immediately preceding proviso shall delay the Company Shareholders Meeting by more than seven (7) days from the prior-scheduled date or to a date on or after the fifth (5th) Business Day preceding the Termination Date; and provided, further, that notwithstanding the foregoing, nothing will prevent the Company from postponing or adjourning the date of the Company Shareholder Meeting if (i) the Company is required to postpone or adjourn the Company Shareholder Meeting by applicable Law, any order of a Governmental Authority or order or request from the SEC or its staff; or (ii) the Company Board has determined in good faith (after consultation with outside legal counsel) that it is necessary under applicable Law to postpone or adjourn the Company Shareholder Meeting to allow reasonable additional time for any supplemental or amended disclosure to be disseminated and reviewed by the Company Shareholders (including in connection with any Company Board Recommendation Change) prior to the Company Shareholders Meeting but only for up to such time that the Company Board determines (after consultation with outside legal counsel) is necessary under applicable Law, including in connection with the discharge of fiduciary duties of the Company Board. The Company agrees that no matters shall be brought before the Company Shareholders Meeting other than the Company Merger Vote Matters, the related “golden parachute” vote under Rule 14a-21(c) of the Exchange Act and any related and customary procedural matters (including a proposal to adjourn the meeting, if necessary, to solicit additional proxies for the purpose of obtaining the Requisite Shareholder Approval).

(c)    The Company agrees that its obligation to hold the Company Shareholder Meeting pursuant to this Section 6.4 shall not be affected by the commencement, public proposal, public disclosure or communication to the Company of any Acquisition Proposal or by the making of any Company Board Recommendation Change by the Company Board, and nothing contained herein, other than the termination of this Agreement in accordance with its terms, shall be deemed to relieve the Company of such obligation, subject to the ability of the Company Board to take the actions set forth in Section 5.3(e); provided, however, that if, the Company Board shall have effected a Company Board Recommendation Change pursuant to, and in accordance with, the terms of Section 5.3, then the Company Board shall submit this Agreement to the Company Shareholders, in which event the Company Board may communicate the Company Board Recommendation Change or the basis for its lack of a recommendation to the Company Shareholders in the Proxy Statement or an appropriate amendment or supplement thereto.

6.5.    Treatment of Company Indebtedness.

(a)    Credit Agreement. At least two (2) Business Days prior to the Closing Date, the Company will cause to be delivered to Parent a payoff letter and all other releases, instruments of discharge and similar documentation required to effect or evidence the release described in clause (ii) below (collectively, the “Payoff Letter”), in customary form, to be executed and delivered as of the Closing by the administrative agent under the Credit Agreement (the “Existing Agent”), which shall (i) indicate the total amount necessary for the Company to repay and discharge in full all amounts outstanding pursuant to the terms of the Credit Agreement (other than for customary indemnity obligations that expressly survive by their terms) (such amount, the “Payoff Amount”), (ii) provide for the release, upon payment of the Payoff Amount at Closing (or replacement, cash collateralization or backstop of existing letters of credit and other bank services), of all liens of the Existing Agent securing obligations under the Credit Agreement over the properties and assets of the Company and each of its Subsidiaries (other than any cash that is used to cash collateralize existing letters of credit or other bank services, if applicable) that constitute collateral under the Credit Agreement and any equity interests of the Company or any of its Subsidiaries that constitute collateral under the Credit Agreement and (iii) evidence the termination or other satisfaction, upon payment of the Payoff Amount at Closing (or replacement, cash collateralization or backstop of existing letters of credit or bank services), of all obligations under the Credit Agreement (other than for customary indemnity obligations that expressly survive by their terms). Concurrently with the Effective Time, Parent will repay and discharge (or provide the funds to the Company to repay and discharge) such Indebtedness in accordance with the Payoff Letter.

(b)    Existing Notes. Prior to the Effective Time, the Company shall take all such actions as reasonably may be required with respect to the Existing Notes in accordance with, and subject to, the terms of the Existing Indentures or under applicable Law, including preparing any notices that may be required to be delivered prior to or upon the Closing with respect to the Existing Notes in connection with the Transactions and any repurchases or conversions of the Existing Notes occurring prior to the Effective Time as a result of or in connection with the Transactions. Prior to the Effective Time, the Company shall, to the extent reasonably requested by Parent in connection with the Transactions and the consummation thereof, undertake the preparation of, and shall execute and deliver, any supplemental indentures, legal opinions, officers’ certificates or other documents or instruments reasonably required in connection with the Transactions and the consummation thereof pursuant to the Existing Indentures or under any applicable Law. The Company shall provide Parent and its Representatives reasonable opportunity to review and comment on any notices, certificates, press releases, supplemental indentures, legal opinions, conversion rate adjustments, officers’ certificates or other documents or instruments deliverable pursuant to or in connection with either or both of the Existing Indentures prior to the dispatch, making or execution thereof, and the Company shall promptly respond to any reasonable questions from, and reflect any reasonable comments made by, Parent and its Representatives with respect thereto prior to the dispatch, making or execution thereof. In addition, the Company shall promptly notify Parent following the occurrence of any event that would require an adjustment to the applicable Conversion Rate (as defined in the applicable Existing Indenture) or any related or similar economic terms of any such Existing Indenture or the timing of any conversion, repurchase or similar rights or obligations under any of the Existing Indentures. To the extent reasonably practicable, the Company shall provide Parent and its Representatives with reasonable opportunity to participate in any discussions between the trustee under any of the Existing Indentures or any Representative of any such trustee, on the one hand, and the Company or any of the Company’s Representatives, on the other hand.

6.6.    Financing.

(a)    No Amendments to Financing Letters. Subject to the terms and conditions of this Agreement, each of Parent and Merger Sub will not permit any amendment, replacement, supplement or modification to be made to, or any waiver of any provision or remedy pursuant to, the Financing Letters without the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed), which would, or would reasonably be expected to, (i) reduce the aggregate amount of the Financing, including by changing the amount of the fees to be paid or the original issue discount of the Debt Financing, to any amount less than the Required Amount; (ii) impose new or additional conditions or otherwise expand, amend or modify any of the conditions to the receipt of the Financing or any other terms to the Financing in a manner that would reasonably be expected to (A) materially delay or prevent the Closing Date; or (B) make the timely funding of the Financing, or the satisfaction of the conditions to obtaining the Financing, less likely to occur; (iii) adversely impact the ability of Parent, Merger Sub or the Company, as applicable, to enforce its rights against the other parties to the Financing Letters or the definitive agreements with respect thereto; (iv) materially delay or prevent Closing; or (v) make the funding of any of the Financings (or satisfaction of the conditions to obtaining any of the Financings) less likely to occur (the terms described in the foregoing clauses (i) through (v), the “Prohibited Terms”); provided that Parent may (without the consent of the Company) replace, modify, waive or amend the Debt Commitment Letter (1) in accordance with the “market flex” provisions thereof; (2) to add lenders, lead arrangers, bookrunners, syndication agents or similar entities that have not executed the Debt Commitment Letter as of the date of this Agreement in accordance with the terms in effect on the date hereof; (3) reallocate commitments or assign or reassign titles or roles to, or between or among, any parties to the Financing Letters in accordance with the terms thereof; and (4) otherwise, so long as such amendment would not reasonably be expected to prevent, delay or impair the ability of Merger Sub and Parent to consummate the Transaction on the Closing Date pursuant to this Agreement. Parent shall promptly (and in any event within two (2) Business Days) furnish to the Company a copy of any amendment, replacement, supplement, modification or waiver relating to the Financing Letters. Any reference in this Agreement to (1) the “Financing” will include the financing contemplated by the Financing Letters as amended or modified; and (2) “Equity Commitment Letters,” “Debt Commitment Letters” or “Financing Letters” will include such documents as amended or modified.

(b)    Taking of Necessary Actions.

(i)    Subject to the terms and conditions of this Agreement, although the parties acknowledge and agree that obtaining the Debt Financing is not a condition to Closing, each of Parent and Merger Sub will use its respective reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper and advisable to arrange, consummate and obtain the Debt Financing on or prior to the Closing Date, on the terms and conditions (including, to the extent required, the full exercise of any “flex” provisions in the Fee Letter) described in the Financing Letters and any related Fee Letter, including, but not limited to, using its reasonable best efforts to: (A) comply with and maintain in effect the Debt Financing Letters in accordance with the terms and subject to the conditions thereof and hereof; (B) negotiate, execute and deliver definitive agreements with respect to the Debt Financing contemplated by the Debt Commitment Letters on a timely basis on the terms and conditions (including any “flex” provisions in the Fee Letter) contemplated by the Debt Commitment Letters and related Fee Letter; (C) satisfy on a timely basis all conditions contained in the Debt Commitment Letters and such definitive agreements related thereto and in the Equity Commitment Letters on or prior to the Closing Date, in each case, that are within their control; (D) upon the satisfaction (or waiver) of all of the conditions set forth in the Debt Commitment Letter (other than the consummation of the Merger and other than the availability of the Equity Financing and those that by their nature are to be satisfied at the Closing), consummate the Debt Financing at or prior to the Closing, including causing the Financing Sources to fund the Debt Financing at the Closing; and (E) enforce its rights pursuant to the Debt Financing Letters.

(ii)    Subject to the terms and conditions of this Agreement, although the parties acknowledge and agree that obtaining the Equity Financing is not a condition to Closing, each of Parent and Merger Sub shall take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable to obtain the Equity Financing at the Closing on the terms and conditions set forth in the Equity Commitment Letter, including to: (A) maintain the Equity Commitment Letter in effect; and (B) consummate the Equity Financing, including enforcing its rights under the Equity Commitment Letter and causing the Guarantor to fund the Equity Financing at the Closing.

(c)    Information. Parent, promptly upon request of the Company, shall keep the Company informed on a reasonably current basis and in reasonable detail of the status of its efforts to arrange the Financing (including providing, upon request, copies of all other definitive agreements related to the Debt Financing and such other information and documentation available to Parent as shall be reasonably requested by the Company). Parent and Merger Sub shall give the Company prompt (and in any event within two (2) Business Days) notice in writing (A) of any (1) actual or threatened (in writing) breach, default (or any event or circumstances that, with notice or lapse of time or both, could reasonably be expected to give rise to any breach or default), termination, cancellation or repudiation by any party to any Financing Letter of which Parent or Merger Sub becomes aware, (2) breach or default by Parent or Merger Sub, in each case, of the Commitment Letters or definitive agreements related to the Debt Financing or the Equity Financing that would reasonably be expected to materially delay or prevent the Closing, or (3) of any dispute or disagreement between or among the parties to any of the Commitment Letters or the definitive documents related to the Financings with respect to the obligation to fund any of the Financings or the amount of the Financings to be funded at the Closing that would reasonably be expected to materially delay or prevent the Closing; (B) of the receipt by Parent or Merger Sub of any written notice or communication from any Financing Source with respect to any such actual or threatened breach, default (or any event or circumstances that, with notice or lapse of time or both, could reasonably be expected to give rise to any breach or default), cancellation, termination or repudiation by any party to the Financing Letters or any definitive agreements related to the Financing of any provisions of the Financing Letters or such definitive agreements; or (C) if for any reason Parent or Merger Sub at any time believes that it will not be able to obtain all or any portion of the Financing in an amount equal to the Required Amount on the terms, in the manner or from the sources contemplated by the Financing Letters or any definitive agreements related to the Financing. Parent and Merger Sub shall promptly provide any information reasonably requested by the Company relating to any circumstance referred to in clause (A), (B), or (C) of the immediately preceding sentence. For the avoidance of doubt, failure to obtain all or any portion of the Financings (or any Alternate Debt Financing) shall not in and of itself relieve or alter the obligations of Parent or Merger Sub to consummate the transactions contemplated by this Agreement and the other transaction documents referred to herein upon the terms set forth herein and therein.

(d)    Alternate Debt Financing. If any portion of the Debt Financing becomes unavailable, or Parent becomes aware of any event or circumstance that makes any portion of the Debt Financing unavailable on the terms (unless acceptable to Parent) and conditions (including any “flex” provisions in the Fee Letter) contemplated in the Debt Commitment Letters, Parent will promptly notify the Company in writing. Upon the occurrence of any circumstance referred to in the preceding sentence, Parent and Merger Sub will use their respective reasonable best efforts to, as promptly as reasonably practicable following the occurrence of such event, (i) arrange and obtain the Debt Financing or such portion of the Debt Financing from the same or alternative sources in an amount sufficient to assure the availability of the amount necessary to pay the Required Amount at the Closing (A) on conditions not less favorable in the aggregate to Parent and Merger Sub in any material respect than those contained in the Debt Commitment Letters and the related Fee Letter (including any “flex” provisions) and (B) containing conditions to draw, conditions to Closing and related terms that (1) are not materially more onerous than those conditions contained in the Debt Commitment Letters and (2) would not reasonably be expected to materially delay the Closing or make the Closing materially less likely to occur and which shall not, in any event, contain any Prohibited Terms (the “Alternate Debt Financing”); and (ii) obtain one or more new financing commitment letters with respect to such Alternate Debt Financing (the “New Debt Commitment Letters”), which new letters will replace the existing Debt Commitment Letters in whole or in part. Parent will promptly provide a copy of any New Debt Commitment Letters (and any fee letter in connection therewith or other agreements related thereto, subject to redaction as permitted by Section 4.11(a)) to the Company. In the event that any New Debt Commitment Letters are obtained, (A) any reference in this Agreement to the “Financing Letters” or the “Debt Commitment Letters” will be deemed to include the Debt Commitment Letters to the extent not superseded by a New Debt Commitment Letter at the time in question and any New Debt Commitment Letters to the extent then in effect; and (B) any reference in this Agreement to the “Financing” or the “Debt Financing” means the debt financing contemplated by the Debt Commitment Letters as modified pursuant to the foregoing, it being understood that if Parent and Merger Sub proceed with any Alternate Debt Financing, the parties hereto shall be subject to the same obligations with respect to such Alternate Debt Financing as set forth in this Agreement with respect to the Debt Financing.

(e)    Letter of Credit. The Company will use its commercially reasonable efforts to discuss with MUFG Americas Capital Leasing & Finance, LLC (“MUFG”) the return to the Company all cash collateral pledged by the Company to MUFG in connection with that certain Pledge Agreement dated August 26, 2016 between the Company and BTMU Capital Leasing & Finance, LLC (predecessor-in-interest to MUFG) and accept a letter of credit in the same amount as such cash collateral as a replacement therefor; provided, that such return and acceptance shall not be a condition to the Closing and the failure of the Company to comply with this Section 6.6(e) shall not be taken into account in determining whether the condition set forth in Section 7.2(b) is satisfied.

(f)    No Financing Condition. Notwithstanding the foregoing, compliance by Parent and Merger Sub with this Section 6.6 shall not relieve Parent or Merger Sub of their respective obligations to consummate the Transactions whether or not the Financing is available, and Parent and Merger Sub each acknowledge and agree that obtaining the Financing is not a condition to the Closing.

6.7.    Financing Cooperation.

(a)    Cooperation. Prior to the Effective Time, the Company will use its reasonable best efforts, and will use its reasonable best efforts to cause each of its Subsidiaries and their respective officers, employees and advisers to use its respective reasonable best efforts, to provide Parent with all cooperation reasonably requested by Parent to assist it in connection with the arrangement of Debt Financing, including using reasonable best efforts in connection with:

(i)    participating in a reasonable and limited number of meetings, presentations, road shows, due diligence sessions, drafting sessions and sessions with rating agencies and otherwise reasonably cooperating with the marketing efforts of Parent and the Financing Sources with respect to the Debt Financing (including using commercially reasonable efforts to cause the syndication of the Debt Financing to benefit from the existing banking relationships of the Company);

(ii)    assisting Parent and the Financing Sources with the preparation of rating agency presentations and bank information memoranda customarily required in connection with the Financing;

(iii)    reasonably assisting Parent in connection with the preparation and registration of any pledge and security documents, supplemental indentures, currency or interest hedging arrangements and other definitive financing documents as may be reasonably requested by Parent or the Financing Sources (including using reasonable best efforts to obtain consents of accountants for use of their reports in any materials relating to the Debt Financing, in each case as reasonably requested by Parent), and otherwise reasonably cooperating with Parent in facilitating the pledging of collateral and the granting of security interests required by the Debt Commitment Letters, subject to Section 6.7(b), executing and delivering any credit agreements, pledge and security documents, guarantees and other definitive financing documents or requested customary certificates and documents (including a certificate of the chief financial officer of the Company with respect to solvency matters); provided that except for a customary authorization letter such documents will not take effect until the Effective Time;

(iv)    if any of the Indebtedness of the Company in respect of the Credit Agreement remains outstanding as of the Closing, obtaining customary payoff letters, lien terminations and instruments of discharge (A) indicating the amount required for the payoff, discharge and termination in full on the Closing Date of such Indebtedness and liens thereunder which are required to be terminated and released substantially concurrently with the Closing pursuant to the terms and conditions of the Debt Commitment Letter to discharge such Indebtedness at Closing and/or releasing the obligations of the Company and its Subsidiaries thereunder, and (B) if such Indebtedness is secured by any liens, agreeing to release such liens upon receipt of the payoff amount;

(v)    providing the Required Information; and

(vi)    furnishing Parent and any Financing Sources promptly, and in any event at least five (5) Business Days prior to the Closing Date, with all necessary documentation and other information with respect to the Company and its Subsidiaries required by any Governmental Authority with respect to the Debt Financing under applicable “know your customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act of 2001, as amended, to the extent requested by Parent in writing at least nine (9) Business Days prior to the expected Closing Date, including a Beneficial Ownership Certification as defined in 31 C.F.R. §1010.230;

(b)    Obligations of the Company. Nothing in this Section 6.7 will require the Company or any of its Subsidiaries or any of their directors, officers or employees to (i) waive or amend any terms of this Agreement or agree to pay any fees or reimburse any expenses or incur any liability of any kind or cause their Representatives to incur any liability of any kind (unless such liability is covered as a Reimbursement Obligation) prior to the Effective Time for which it has not received prior reimbursement or is not otherwise indemnified by or on behalf of Parent; (ii) cause any condition set forth in Article VII to fail to be satisfied; (iii) enter into any definitive certificate, agreement, arrangement, document or instrument prior to the Effective Time (other than the authorization letters referred to in the definition of Required Information); (iv) give any indemnities that are effective prior to the Effective Time; (v) take any action that, in the good faith determination of the Company, would (A) unreasonably interfere with the conduct of the business or the Company and its Subsidiaries, (B) cause any representation, warranty, covenant or agreement in this Agreement or any Ancillary Agreement to be breached, (C) cause the Company or any director, manager, officer or employee of the Company to incur any personal liability, (D) require the Company or any of the its Subsidiaries to take any action that will conflict with or violate the Company’s Organizational Documents or any Laws, or result in the contravention thereof, or (E) reasonably be expected to result in a violation or breach of, or default under, any material Contract not entered into in contemplation hereof to which the Company or any of its Subsidiaries is a party (it being agreed that the Company shall, and shall cause its Subsidiaries to use reasonable best efforts to notify Parent and Merger Sub and cooperate in good faith to design and implement alternative arrangements to avoid such conflicts); (vi) provide or prepare pro forma financial information, including pro forma costs savings, synergies, capitalization or other pro forma adjustments desired to be incorporated into any pro forma financing information; (vii) provide any certificate, comfort letter or opinion of any of its representatives; (viii) provide access to or disclose any information to Parent or its representatives to the extent such disclosure would jeopardize the attorney-client privilege, attorney work product protections or similar protections or violate any applicable Law (it being agreed that the Company shall, and shall cause its Subsidiaries to use reasonable best efforts to cooperate in good faith to design and implement alternative disclosure arrangements to enable Parent or its representatives to evaluate any such information without resulting in any waiver of such privileges or protections or contravention of Law or Contract). In addition, no action, liability or obligation of the Company, any of its Subsidiaries or any of their respective Representatives pursuant to any certificate, agreement, arrangement, document or instrument relating to the Debt Financing will be effective until the Effective Time (other than with respect to the authorization letters referred to in the definition of Required Information), and neither the Company nor any of its Subsidiaries will be required to take any action pursuant to any certificate, agreement, arrangement, document or instrument that is not contingent on the occurrence of the Closing or that must be effective prior to the Effective Time. Nothing in this Section 6.7 will require (A) any officer or Representative of the Company or any of its Subsidiaries to deliver any certificate or opinion or take any other action under this Section 6.7 that could reasonably be expected to result in personal liability to such officer or Representative or (B) the Company Board to approve any financing or Contracts related thereto prior to the Effective Time. Notwithstanding anything to the contrary contained herein, the Company will be deemed to be in compliance with this Section 6.7 for all purposes hereunder, and Parent shall not allege that the Company is or has not been in compliance with this Section 6.7 for any purpose hereunder, unless (i) Parent provides reasonably prompt written notice of the alleged failure to comply, specifying in reasonable detail specific steps to cure such alleged failure in a manner consistent with this Section 6.7, which failure to comply has not been cured on or prior to the later of (x) the Closing Date and (y) five (5) Business Days from receipt of such written notice and (ii) such failure to comply was a proximate cause of the failure of the Financing to be obtained on or before the Closing Date.

(c)    Use of Logos. The Company hereby consents to the use of its and its Subsidiaries’ logos in connection with the Financing so long as such logos (i) are used solely in a manner that is not intended to, or reasonably likely to, harm or disparage the Company or any of its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries; and (ii) are used solely in connection with a description of the Debt Financing, the Company or any of its Subsidiaries, its or their respective businesses and products, or the Transactions.

(d)    Confidentiality. All non-public or other confidential information provided by the Company or any of its Representatives pursuant to this Section 6.7 will be kept confidential in accordance with the Confidentiality Agreement, except that Parent and Merger Sub will be permitted to disclose such information to any financing sources or prospective financing sources and other financial institutions and investors that are or may become parties to the Debt Financing and to any underwriters, initial purchasers or placement agents in connection with the Debt Financing and limited partners of investment funds that are Affiliates of either of the Guarantors (and, in each case, to their respective Representatives) so long as such Persons (i) agree to be bound by the Confidentiality Agreement as if parties thereto; or (ii) are otherwise subject to other customary confidentiality undertakings.

(e)    Reimbursement. Promptly upon request by the Company, Parent will reimburse the Company for any reasonable and documented out-of-pocket costs and expenses (including attorneys’ fees) incurred by the Company or any of its Subsidiaries or Representatives (if any) in connection with the cooperation of the Company, its Subsidiaries and its Representatives contemplated by this Section 6.7.

(f)    Indemnification. Parent and Merger Sub, on a joint and several basis, shall indemnify and hold harmless, to the fullest extent permitted by law, the Company, its Subsidiaries and their respective Representatives from and against any and all liabilities, losses, damages, claims, costs, expenses (including attorneys’ fees), interest, awards, judgments, penalties and amounts paid in settlement suffered or incurred by them in connection with their cooperation in arranging the Debt Financing pursuant to this Agreement or the provision of information utilized in connection therewith (other than arising from (i) historical financial information relating to the Company and its Subsidiaries provided expressly for use in connection with the Debt Financing or (ii) the gross negligence, Fraud, willful misconduct or intentional misrepresentation by the Company, its Subsidiaries or any of their respective Representatives). Parent’s obligations pursuant to Section 6.7(e) and this Section 6.7(f) are referred to collectively as the “Reimbursement Obligations.”

6.8.    Anti-Takeover Laws. The Company, the Company Board and Parent shall not take any action that would cause the Transactions to be subject to requirements imposed by any Takeover Law. If any “moratorium,” “control share acquisition,” “fair price,” “supermajority,” “affiliate transactions” or “business combination statute or regulation” or other similar state Takeover Laws and regulations may become, or may purport to be, applicable to the Transactions, each of the Company and Parent shall grant such approvals and take such actions as are reasonably necessary so that the Transactions may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of such statute or regulation on the Transactions.

6.9.    Access. At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, the Company will afford Parent and its Representatives reasonable access, consistent with applicable Law, during normal business hours, upon reasonable advance notice provided in writing to the General Counsel of the Company, or another Person designated in writing by the Company, to the properties, books and records and personnel of the Company and its Subsidiaries, except that the Company may restrict or otherwise prohibit access to any documents or information to the extent that (a) any applicable Law or Contract requires the Company to restrict or otherwise prohibit access to such documents or information; (b) access to such documents or information would give rise to a material risk of waiving any attorney-client privilege, work product doctrine or other privilege applicable to such documents or information; (c) access to a Contract to which the Company or any of its Subsidiaries is a party or otherwise bound as of the date of this Agreement or entered into after the date of this Agreement in the ordinary course of business would violate or cause a default pursuant to, or give a Third Person the right terminate or accelerate the rights pursuant to, such Contract; (d) access would result in the disclosure of any trade secrets of Third Persons; or (e) such documents or information are reasonably pertinent to any adverse Legal Proceeding between the Company and its Affiliates, on the one hand, and Parent and its Affiliates, on the other hand; provided that in each case described in clauses (a) through (d) the Company shall cooperate with Parent and use its commercially reasonable efforts to develop alternative methods of providing such information in a manner that would not result in any violation, default, prejudice or loss of privilege. Nothing in this Section 6.9 will be construed to require the Company, any of its Subsidiaries or any of their respective Representatives to prepare any reports, analyses, appraisals, opinions or other information. Any investigation conducted pursuant to the access contemplated by this Section 6.9 will be conducted in a manner that (i) does not unreasonably interfere with the conduct of the business of the Company and its Subsidiaries or otherwise result in any significant interference with the prompt and timely discharge by officers, employees and other authorized Representatives of the Company or any of its Subsidiaries of their normal duties, or (ii) create a risk of damage or destruction to any property or assets of the Company or its Subsidiaries. Any access to the properties of the Company and its Subsidiaries will be subject to the Company’s reasonable security measures and insurance requirements. The terms and conditions of the Confidentiality Agreement will apply to any information obtained by Parent or any of its Representatives in connection with any investigation conducted or information provided pursuant to the access contemplated by this Section 6.9.

6.10.    Section 16(b) Exemption. Prior to the Effective Time, the Company Board, or an appropriate committee of non-employee directors thereof, shall be permitted to adopt one or more resolutions consistent with the interpretive guidance of the SEC to cause any dispositions or deemed dispositions of equity securities of the Company (including derivative securities) in connection with the Transactions by each individual (including any Person who is deemed to be a “director by deputization” under applicable securities Laws) who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company to be exempt pursuant to Rule 16b-3 promulgated under the Exchange Act.

6.11.    Directors’ and Officers’ Exculpation, Indemnification and Insurance.

(a)    Indemnified Persons. From and after the Effective Time, the Surviving Company and its Subsidiaries will (and Parent will cause the Surviving Company and its Subsidiaries to) honor and fulfill, in all respects, the obligations of the Company and its Subsidiaries pursuant to any indemnification agreements between the Company and any of its Subsidiaries, on the one hand, and any of their respective current or former directors or officers (and any person who becomes a director or officer of the Company or any of its Subsidiaries prior to the Effective Time), on the other hand (each, together with such Person’s heirs, executors and administrators, an “Indemnified Person” and, collectively, the “Indemnified Persons”) (whether or not a party to an indemnification agreement), in effect on the date of this Agreement and made available to Parent (“Existing Indemnification Agreements”). In addition, from and after the Effective Time and ending on the sixth anniversary of the Effective Time, the Surviving Company and its Subsidiaries will (and Parent will cause the Surviving Company and its Subsidiaries to) cause the Organizational Documents of the Surviving Company and its Subsidiaries to contain provisions with respect to indemnification, exculpation and the advancement of expenses that are at least as favorable for periods prior to the Effective Time as the indemnification, exculpation and advancement of expenses provisions set forth in the Charter, Bylaws and Organizational Documents of the Subsidiaries of the Company, as applicable, as of the date of this Agreement. During such period, such provisions may not be repealed, amended or otherwise modified in any manner except as required by applicable Law.

(b)    Indemnification Obligation. Without limiting the generality of the provisions of Section 6.11(a), from and after the Effective Time and ending on the sixth anniversary of the Effective Time, the Surviving Company will (and Parent will cause the Surviving Company to) to the fullest extent such persons are indemnified as of the date of this Agreement pursuant to applicable Law, the Charter, the Bylaws, the Organizational Documents of any Subsidiary of the Company and the Existing Indemnification Agreements, as applicable, indemnify and hold harmless, each Indemnified Person from and against any costs, fees and expenses (including reasonable attorneys’ fees and investigation expenses), judgments, fines, penalties, losses, claims, damages, liabilities, obligations, and amounts paid in settlement or compromise in connection with any Legal Proceeding or other claim, whether civil, criminal, administrative, investigative or otherwise, whenever asserted, including any threatened Legal Proceeding or other claim, to the extent that such Legal Proceeding or other claim arises, directly or indirectly, out of or pertains, directly or indirectly, to (i) the fact that an Indemnified Person was at any time at or prior to the Effective Time a director, officer, employee or agent of the Company or such Subsidiary; and (ii) any action or omission, or alleged action or omission occurring at or prior to the Effective Time (including in connection with the approval of this Agreement and the consummation of the Transactions), in such Indemnified Person’s capacity as a director, officer, employee or agent of the Company or any of its Subsidiaries, or taken at the request of the Company or such Subsidiary (including in connection with serving at the request of the Company or such Subsidiary as a director, officer, employee, agent, trustee or fiduciary of another Person (including any employee benefit plan)); except that if, at any time prior to the sixth anniversary of the Effective Time, any Indemnified Person delivers to Parent a written notice asserting a claim for indemnification pursuant to this Section 6.11(b), then the claim asserted in such notice will survive the sixth anniversary of the Effective Time until such claim is fully and finally resolved. In the event of any such Legal Proceeding or other claim, the Surviving Company will (and Parent will cause the Surviving Company to) advance all fees and expenses (including fees and expenses of any counsel) as incurred by an Indemnified Person in the defense of such Legal Proceeding; provided that the person to whom expenses are advanced provides an undertaking to repay such expenses if it is ultimately determined through a final, non-appealable court order that such Person is not entitled to indemnification but only to the extent such repayment is required by applicable Law, the Charter, the Bylaws or other applicable Organizational Documents of the Subsidiaries of the Company or applicable indemnification agreements. Notwithstanding anything to the contrary in this Agreement, none of Parent, the Surviving Company nor any of their respective Affiliates will settle or otherwise compromise or consent without the prior written consent of the Indemnified Person (such consent not to be unreasonably withheld, conditioned or delayed) to the entry of any judgment with respect to, or otherwise seek the termination of, any Legal Proceeding or other claim for which indemnification may be sought by an Indemnified Person pursuant to this Agreement unless such settlement, compromise, consent or termination includes an unconditional release of such Indemnified Person from all liability arising out of such Legal Proceeding, including from any monetary obligations and does not include any equitable relief.

(c)    D&O Insurance. During the period commencing at the Effective Time and ending on the sixth anniversary of the Effective Time, the Surviving Company will (and Parent will cause the Surviving Company

to) maintain for the benefit of the directors and officers of the Company and its Subsidiaries, at any time prior to the Effective Time, directors’ and officers’ liability insurance (“D&O Insurance”) in respect of acts or omissions occurring at or prior to the Effective Time on terms (including with respect to coverage, conditions, retentions, limits and amounts) that are substantially equivalent to and in any event not less favorable in the aggregate than those of the Company’s directors’ and officers’ liability insurance in effect on the date of this Agreement (the “Existing D&O Insurance”). In satisfying its obligations pursuant to this Section 6.11(c), the Surviving Company will not be obligated to pay annual premiums in excess of 300% of the amount paid by the Company for coverage for its last full fiscal year (such 300% amount, the “Maximum Annual Premium”). If the annual premiums of such insurance coverage exceed the Maximum Annual Premium, then the Surviving Company will be obligated to obtain (and Parent will cause the Surviving Company to obtain) a policy with the greatest coverage available for a cost not exceeding the Maximum Annual Premium from an insurance carrier with the same or better credit rating as the Company’s current directors’ and officers’ liability insurance carrier. Prior to the Effective Time, the Company may purchase a prepaid “tail” policy with respect to the Existing D&O Insurance from an insurance carrier with the same or better credit rating as the Company’s current directors’ and officers’ liability insurance carrier so long as the annual cost for such “tail” policy does not exceed the Maximum Annual Premium. If the Company elects to purchase such a “tail” policy prior to the Effective Time, the Surviving Company will (and Parent will cause the Surviving Company to) maintain such “tail” policy in full force and effect and continue to honor its obligations thereunder for so long as such “tail” policy is in full force and effect, and the Surviving Company and Parent will be relieved of their obligations under the first sentence of this Section 6.11(c).

(d)    Successors and Assigns. If Parent, the Surviving Company or any of their respective successors or assigns (i) consolidates or amalgamates with or merge into any other Person and not be the continuing or surviving company or entity in such consolidation, amalgamation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then proper provisions will be made so that the successors and assigns of Parent, the Surviving Company or any of their respective successors or assigns, as applicable, will assume all of the obligations of Parent and the Surviving Company, as applicable, set forth in this Section 6.11.

(e)    No Impairment. Each of the Indemnified Persons or other Persons who are beneficiaries pursuant to the D&O Insurance or the “tail” policy referred to in Section 6.11(c) (and their heirs and representatives) are intended to be third party beneficiaries of this Section 6.11, with full rights of enforcement as if a Party. The rights of the Indemnified Persons (and other Persons who are beneficiaries pursuant to the D&O Insurance or the “tail” policy referred to in Section 6.11(c) (and their heirs and representatives)) pursuant to this Section 6.11 will be in addition to, and not in substitution for, any other rights that such Persons may have pursuant to (i) the Charter and Bylaws; (ii) the Organizational Documents of the Subsidiaries of the Company; (iii) any and all indemnification and advancement agreements entered into with the Company or any of its Subsidiaries (including any Existing Indemnification Agreements); or (iv) applicable Law (whether at law or in equity).

(f)    Joint and Several Obligations. The obligations of the Surviving Company, Parent and their respective Subsidiaries pursuant to this Section 6.11 will be joint and several.

(g)    Other Claims. Nothing in this Agreement is intended to, or will be construed to, release, waive or impair any rights to directors’ and officers’ insurance claims pursuant to any applicable insurance policy or indemnification agreement that is or has been in existence with respect to the Company or any of its Subsidiaries for any of their respective directors, officers or other employees, it being understood and agreed that the indemnification provided for in this Section 6.11 is not prior to or in substitution for any such claims pursuant to such policies or agreements.

6.12.    Employee Matters.

(a)    280G. Promptly following the date hereof, the Company will use its commercially reasonable efforts to determine whether and to what extent any payment or benefit that will be made by Parent, the

Company, any of its Subsidiaries or any of their respective ERISA Affiliates in connection with the Transactions (whether alone or in combination with any other event) would reasonably be expected to constitute a parachute payment within the meaning of Section 280G of the Code.

(b)    Employment; Benefits. For a period of one (1) year following the Effective Time, the Surviving Company and its Subsidiaries will (and Parent will cause the Surviving Company and its Subsidiaries to) (i) provide each Continuing Employee with employee benefits (excluding equity-based benefits or compensation) under plans of the Surviving Company or any of its Subsidiaries (the “Company Plans”) that are, in the aggregate no less favorable than those in effect at the Company or its applicable Subsidiaries prior to the Closing Date; and (ii) provide annual rates of base salary or wages, as applicable, and annual target cash incentive compensation opportunities (excluding for the avoidance of doubt any equity-based compensation opportunities) that are no less favorable than as provided to such Continuing Employee immediately prior to the Closing.

(c)    New Plans. To the extent that a Company Plan or any comparable compensation or benefit arrangement is made available to any Continuing Employee at or after the Effective Time, the Surviving Company and its Subsidiaries will (and Parent will cause the Surviving Company and its Subsidiaries to) cause to be granted to such Continuing Employee credit for all service with the Company and its Subsidiaries prior to the Effective Time for purposes of eligibility to participate, vesting and entitlement to benefits where length of service is relevant (including for purposes of vacation accrual and severance entitlement, but excluding for the avoidance of doubt any equity, equity based incentive or long term compensation that may be awarded), except that such service need not be credited to the extent that it would result in duplication of coverage or benefits for the same period of service. In addition, and without limiting the generality of the foregoing, the Surviving Company and its Subsidiaries will (and Parent will cause the Surviving Company and its Subsidiaries to) use commercially reasonable efforts to provide that (i) each Continuing Employee will be immediately eligible to participate, without any waiting period, in any and all employee benefit plans sponsored by the Surviving Company and its Subsidiaries (other than the Company Plans) (such plans, the “New Plans”) to the extent that coverage pursuant to any such New Plan replaces coverage pursuant to a corresponding Company Plan in which such Continuing Employee participates immediately before the Effective Time (such plans, the “Old Plans”); (ii) for purposes of each New Plan providing life insurance, medical, dental, pharmaceutical, vision or disability benefits to any Continuing Employee, all waiting periods, pre-existing condition exclusions, evidence of insurability requirements and actively-at-work or similar requirements of such New Plan be waived for such Continuing Employee and his or her covered dependents, and eligible expenses incurred by such Continuing Employee and his or her covered dependents during the portion of the plan year of the Old Plan ending on the date that such Continuing Employee’s participation in the corresponding New Plan begins be given full credit pursuant to such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Continuing Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan; and (iii) the accounts of such Continuing Employees pursuant to any New Plan that is a flexible spending plan be credited with any unused balance in the account of such Continuing Employee. The Surviving Company and its Subsidiaries will (and Parent will cause the Surviving Company and its Subsidiaries to) credit any vacation or paid time off accrued but unused by a Continuing Employee as of immediately prior to the Effective Time to such Continuing Employee as of immediately following the Effective Time.

(d)    Labor Agreements. Notwithstanding anything in this Agreement to the contrary, the terms and conditions of employment for any Continuing Employees covered by a Collective Bargaining Agreement shall be governed by the applicable agreement.

(e)    No Third Party Beneficiary Rights. Notwithstanding anything to the contrary set forth in this Agreement, this Section 6.12 will not be deemed to (i) guarantee employment for any period of time for, or preclude the ability of Parent, the Surviving Company or any of their respective Subsidiaries to terminate any Continuing Employee; (ii) subject to the limitations and requirements specifically set forth in this Section 6.12, require Parent, the Surviving Company or any of their respective Subsidiaries to continue any Employee Plan or prevent the amendment, modification or termination thereof after the Effective Time; or (iii) create any third party beneficiary rights in any Continuing Employee (or beneficiary or dependent thereof).

6.13.    Company ESPP. As soon as reasonably practicable following the date of this Agreement, the Company (or, as appropriate, the Board or a committee thereof) shall take all actions with respect to the Company ESPP, that are necessary to provide that: (i) with respect to the offering period in effect as of the date hereof (the “Current ESPP Offering Period”), no employee who is not a participant in a particular current offering under the Company ESPP as of the date hereof may become a participant in that offering under the Company ESPP and no participant may increase the percentage or amount of his or her payroll deduction election from that in effect on the date hereof for such Current ESPP Offering Period; (ii) the Current ESPP Offering Period shall terminate on the earlier of (A) the day immediately prior to the Effective Time, and (B) the day such Current ESPP Offering Period would otherwise end, and all participant contributions then credited to the Company ESPP shall be used to purchase Company Common Shares on such date in accordance with the terms of the Company ESPP and all other participant rights under the Current ESPP Offering Period shall be terminated; and (iii) upon such termination, the Company ESPP shall be suspended and no new offering period shall be commenced under the Company ESPP prior to the termination of this Agreement. Notwithstanding any restrictions on transfer of Company Common Shares in the Company ESPP, all Company Common Shares purchased under the Company ESPP shall be treated identically to all other Company Common Shares in the Merger and the payment of the Merger Consideration therefor in accordance with Section 2.6(a)(ii). The Company shall terminate the Company ESPP as of or immediately prior to the Effective Time.

6.14.    Obligations of Merger Sub. Parent hereby guarantees the due, prompt and faithful performance and discharge by, and compliance with, all of the obligations, covenants, terms, conditions and undertakings of Merger Sub under this Agreement in accordance with the terms hereof, including any such obligations, covenants, terms, conditions and undertakings that are required to be performed, discharged or complied with following the Effective Time by the Surviving Company. Parent will take all action necessary to cause Merger Sub and, following the Effective Time, the Surviving Company to perform their respective obligations pursuant to this Agreement and to consummate the Transactions upon the terms and subject to the conditions set forth in this Agreement. Parent and Merger Sub will be jointly and severally liable for the failure by either of them to perform and discharge any of their respective covenants, agreements and obligations pursuant to this Agreement.

6.15.    Notification of Certain Matters.

(a)    Notification by the Company. At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, the Company will give reasonably prompt notice to Parent upon becoming aware that any representation or warranty made by it in this Agreement has become untrue or inaccurate in any material respect, or of any failure by the Company to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it pursuant to this Agreement, in each case, if such untruth, inaccuracy, or failure would reasonably be expected to cause any of the conditions to the obligations of Parent and Merger Sub to consummate the Merger set forth in Section 7.2(a) or Section 7.2(b) to fail to be satisfied at the Closing, except that no such notification will affect or be deemed to modify any representation or warranty of the Company set forth in this Agreement or the conditions to the obligations of Parent and Merger Sub to consummate the Merger or the remedies available to the Parties under this Agreement.

(b)    Notification by Parent. At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, Parent will give reasonably prompt notice to the Company upon becoming aware that any representation or warranty made by Parent or Merger Sub in this Agreement has become untrue or inaccurate in any material respect, or of any failure by Parent or Merger Sub to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it pursuant to this Agreement, in each case if such untruth, inaccuracy or failure would reasonably be expected to cause any of the conditions to the obligations of the Company to consummate the Merger set forth in Section 7.3(a) or Section 7.3(b) to fail to be satisfied at the Closing, except that no such notification will affect or be deemed to modify any representation or warranty of Parent or Merger Sub set forth in this Agreement or the conditions to the obligations of the Company to consummate the Merger or the remedies available to the Parties under this Agreement.

(c)    At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, each of the Company and Parent shall, as promptly as reasonably practicable, notify each other:

(i)    of any material written communication from any Governmental Authority related to the Merger; and

(ii)    of any Transaction Litigation commenced and served upon the Company or any of its Subsidiaries, or to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries (other than publicly disclosed investigation notices from any attorney).

(d)    The terms and conditions of the Confidentiality Agreement (in addition to Section 9.4) shall apply to any information provided to Parent or the Company pursuant to this Section  6.15.

6.16.    Public Statements. The initial press release concerning this Agreement and the Transactions will be a joint press release reasonably acceptable to the Company and Parent. Thereafter, the Company (other than with respect to the portion of any communication relating to a Superior Proposal or Company Board Recommendation Change permitted by Section 5.3 as to which the Company’s sole obligation under this Section 6.16 shall be to inform Parent of its intention to make such statement), on the one hand, and Parent and Merger Sub, on the other hand, will use their respective reasonable best efforts to consult with the other Parties before (a) participating in any media interviews; (b) engaging in any meetings or calls with analysts, institutional investors or other similar Persons; (c) providing any public statements or statements that are reasonably likely to become public; or (d) making any filings with any third party and/or Governmental Authority (including any national securities exchange or interdealer quotation service), in any such case to the extent relating to the Transactions, except that the Parties will not be obligated to engage in such consultation with respect to communications (i) in the case of the Company, principally directed to employees, suppliers, customers, partners or vendors in the ordinary course of business (in each case, to the extent such communications are in a manner consistent with prior communications of the Company or consistent with a communications plan previously agreed to between the Company and Parent), (ii) in the case of Parent and Merger Sub, communications made to limited partners or members, prospective limited partners or members or investors or prospective investors (including lenders and prospective lenders) of Parent, Merger Sub or any of their respective Affiliates or of the Siris Group, in each case, who are subject to customary confidentiality provisions and (iii) required by applicable Law or any stock exchange rule or listing agreement.

6.17.    Transaction Litigation. Prior to the Effective Time, each Party will provide the other Parties with prompt written notice of all Transaction Litigation (including by providing copies of all pleadings with respect thereto) and keep such other Parties reasonably informed with respect to the status thereof. Each Party will give the other Parties the opportunity to participate in the defense, settlement or prosecution of any Transaction Litigation; and consult with the other Parties with respect to the defense, settlement and prosecution of any Transaction Litigation. The Company shall not compromise, settle or come to an arrangement regarding, or agree to compromise, settle or come to an arrangement regarding, any Transaction Litigation unless Parent shall have consented thereto in writing (which consent will not be unreasonably withheld, conditioned or delayed). For purposes of this Section 6.17, “participate” means that the Parties (i) will be kept apprised of proposed strategy and other significant decisions with respect to the Transaction Litigation by the Party receiving notice of Transaction Litigation (to the extent that the attorney-client privilege between such Party and its counsel is not undermined or otherwise affected), and (ii) will be afforded a reasonable opportunity to review any filings and responses, and offer comments and suggestions with respect thereto, and the other Party will consider all such comments or suggestions in good faith.

6.18.    Stock Exchange Delisting; Deregistration. Prior to the Effective Time, the Company will cooperate with Parent and use its reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things reasonably necessary, proper or advisable on its part pursuant to applicable Law and the rules and regulations of NASDAQ to cause (a) the delisting of the Company Common Shares from NASDAQ as promptly as practicable after the Effective Time; and (b) the deregistration of the Company Common Shares pursuant to the Exchange Act as promptly as practicable after such delisting.

6.19.    Additional Agreements. If at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Company with full title to all properties, assets, rights, approvals, immunities and franchises of either of the Company or Merger Sub, then each Party will use their reasonable best efforts to take such action.

6.20.    Resignation of Directors. The Company shall use reasonable best efforts to obtain the resignation of all of the members of the Company Board who are in office immediately prior to the Effective Time (and to the extent requested by Parent, from any member of the board of directors (or any equivalent) of each Subsidiary of the Company), which resignations shall be effective at, and conditioned upon the occurrence of, the Effective Time.

6.21.    Open Source Software Audits and Remediation. During the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, the Company will, and will cause its Subsidiaries to submit the source code for any Company Product requested by Parent to Black Duck Software, Inc. (or another vendor selected by Parent) for purposes of enabling such Person to conduct an audit to determine whether such Company Product uses or incorporates, or is derived from, any Software that is subject to an Open Source License. The parties hereto agree to the agreements set forth in Section 6.21 of the Company Disclosure Letter.

ARTICLE  VII

CONDITIONS TO THE MERGER

7.1.    Conditions to Each Party’s Obligations to Effect the Merger. The respective obligations of Parent, Merger Sub and the Company to consummate the Merger are subject to the satisfaction or waiver (where permissible pursuant to applicable Law) prior to the Effective Time of each of the following conditions:

(a)    Requisite Shareholder Approval. The Company shall have received the Requisite Shareholder Approval at the Company Shareholder Meeting.

(b)    Government Approvals. (i) The waiting periods (and any extensions thereof), if any, applicable to the Merger pursuant to the HSR Act will have expired or otherwise been terminated, or all requisite consents pursuant thereto will have been obtained or deemed obtained following the expiry of a waiting period and (ii) the Consents, approvals, clearances, Permits, orders, declarations or filings with, or notice to, any Governmental Authority set forth on Section 7.1(b) of the Company Disclosure Letter shall have been made or obtained.

(c)    No Prohibitive Laws or Injunctions. No temporary restraining order, preliminary or permanent injunction or other judgment or Governmental Order issued by any court of competent jurisdiction or other Law preventing the consummation of the Transactions (or any of them) will be in effect, and no Law, statute, rule, regulation or order will have been enacted, entered, enforced or deemed applicable to the Transactions (or any of them), that, in each case, prohibits, makes illegal, or enjoins the consummation of the Transactions (or any of them).

7.2.    Conditions to the Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to consummate the Merger will be subject to the satisfaction or waiver (where permissible pursuant to applicable Law) prior to the Effective Time of each of the following conditions, any of which may be waived exclusively by Parent:

(a)    Representations and Warranties.

(i)    Other than the representations and warranties listed in Sections 7.2(a)(ii) and 7.2(a)(iii), the representations and warranties of the Company set forth in this Agreement will be true and correct (without giving effect to any materiality or Company Material Adverse Effect qualifications set forth therein) as of the date hereof and as of the Closing Date as if made at and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty will be true and correct (without giving effect to any materiality or Company Material Adverse Effect qualifications set forth therein) as of such earlier date), except for such failures to be so true and correct that, individually or in the aggregate with all other failures to be so true and correct, would not have, or would not reasonably be expected to have, a Company Material Adverse Effect.

(ii)    The representations and warranties set forth in Section 3.1(a), Section 3.2, Section 3.3(c), Section 3.4, Section 3.5(a), Section 3.7(c) other than clauses (i) through (v) thereof, the second sentence of Section 3.12 and Section 3.26 that (A) are not qualified by Company Material Adverse Effect or other materiality qualifiers will be true and correct in all material respects as of the date hereof and as of the Closing Date as if made at and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty will be true and correct in all material respects as of such earlier date); and (B) that are qualified by Company Material Adverse Effect or other materiality qualifiers will be true and correct in all respects (without disregarding such Company Material Adverse Effect or other materiality qualifiers qualifications) as of the date hereof and as of the Closing Date as if made at and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty will be true and correct in all respects as of such earlier date).

(iii)    The representations and warranties set forth in Sections 3.7(a), 3.7(b) and 3.7(c)(i) through (v) shall be true and correct in all respects as of the date hereof and as of the Closing Date as if made at and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty will be true and correct in all respects as of such earlier date), except where the failure of such representations and warranties to be so true and correct, individually or in the aggregate with all other failures to be so true and correct, would not reasonably be expected to result in additional cost, expense or liability to the Company (or the Surviving Company), Parent or their Affiliates in excess of $3,383,000.

(b)    Performance of Obligations of the Company. The Company will have performed and complied in all material respects with the covenants, obligations and conditions of this Agreement required to be performed and complied with by it at or prior to the Closing.

(c)    Officer’s Certificate. Parent and Merger Sub will have received a certificate of the Company, validly executed for and on behalf of the Company and in its name by a duly authorized executive officer thereof, certifying that the conditions set forth in Section 7.2(a), Section 7.2(b) and Section 7.2(d) have been satisfied.

(d)    Company Material Adverse Effect. No Company Material Adverse Effect will have occurred after the date of this Agreement that is continuing as of immediately prior to the Closing.

7.3.    Conditions to the Company’s Obligations to Effect the Merger. The obligations of the Company to consummate the Merger are subject to the satisfaction or waiver (where permissible pursuant to applicable Law)

prior to the Effective Time of each of the following conditions, any of which may be waived exclusively by the Company:

(a)    Representations and Warranties. The representations and warranties of Parent and Merger Sub set forth in this Agreement will be true and correct as of the date hereof and as of the Closing Date as if made at and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty will be true and correct as of such earlier date), except for any failure to be so true and correct that would not, individually or in the aggregate, prevent or materially delay the consummation of the Merger or the ability of Parent and Merger Sub to perform their respective covenants and obligations pursuant to this Agreement.

(b)    Performance of Obligations of Parent and Merger Sub. Parent and Merger Sub will have performed and complied in all material respects with the covenants, obligations and conditions of this Agreement required to be performed and complied with by Parent and Merger Sub at or prior to the Closing.

(c)    Officer’s Certificate. The Company will have received a certificate of Parent and Merger Sub, validly executed for and on behalf of Parent and Merger Sub and in their respective names by a duly authorized officer thereof, certifying that the conditions set forth in Section 7.3(a) and Section 7.3(b) have been satisfied.

ARTICLE VIII

TERMINATION, AMENDMENT AND WAIVER

8.1.    Termination. This Agreement may be validly terminated only as follows (it being understood and agreed that this Agreement may not be terminated for any other reason or on any other basis):

(a)    at any time prior to the Effective Time (whether prior to or after the receipt of the Requisite Shareholder Approval) by mutual written agreement of Parent and the Company;

(b)    by either Parent or the Company, at any time prior to the Effective Time (whether prior to or after the receipt of the Requisite Shareholder Approval) if (i) any permanent injunction or other judgment or order issued by any court of competent jurisdiction is in effect preventing the consummation of the Merger and has become final and non-appealable, or any Governmental Order has been issued by any Governmental Authority of competent jurisdiction, that prohibits, makes illegal or enjoins the consummation of the Merger and has become final and non-appealable (“Legal Restraint”); or (ii) any Law, statute, rule, regulation or order will have been enacted, entered, or enforced that prohibits, makes illegal or enjoins the consummation of the Merger, except that the right to terminate this Agreement pursuant to this Section 8.1(b) will not be available to any Party (with Parent and Merger Sub treated as a single party) that has breached in any material respect its obligations under Section 6.2 to resist such Legal Restraint before asserting the right to terminate pursuant to this Section 8.1(b);

(c)    by either Parent or the Company, at any time prior to the Effective Time (whether prior to or after the receipt of the Requisite Shareholder Approval) if the Effective Time has not occurred by 11:59 p.m. on October 14, 2019 (the “Termination Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 8.1(c) will not be available to any Party (with Parent and Merger Sub treated as a single party) whose action or failure to act (which action or failure to act constitutes a breach by such Party of this Agreement) has been the primary cause of, or primarily resulted in, either (A) the failure to satisfy the conditions to the obligations of the terminating Party to consummate the Merger set forth in Article VII prior to the Termination Date; or (B) the failure of the Effective Time to have occurred prior to the Termination Date;

(d)    by either Parent or the Company, at any time prior to the Effective Time if the Company fails to obtain the Requisite Shareholder Approval at the Company Shareholder Meeting (or any adjournment or postponement thereof) at which a vote is taken on the Company Merger Vote Matters;

(e)    by Parent, if the Company has breached any of its representations or warranties or the Company has failed to perform any covenants or other agreements contained in this Agreement that the Company is obligated to perform, which breach or failure to perform would result in a failure of a condition set forth in Section 7.2(a) or Section 7.2(b), except that Parent will not be entitled to terminate this Agreement pursuant to this Section 8.1(e) prior to the earlier of (i) the day immediately preceding the Termination Date and (ii) the date that is 30 days after the delivery by Parent to the Company of written notice of such breach stating Parent’s intention to terminate this Agreement pursuant to this Section 8.1(e) and the basis for such termination, it being understood that Parent will not be entitled to terminate this Agreement if such breach has been cured prior to the end of such period; provided, however, that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.1(e) if Parent or Merger Sub is then in material breach of any representations, warranties, covenants or other agreements hereunder, which breach would result in a failure of a condition set forth in Sections 7.3(a) or (b) as of such time;

(f)    by Parent prior to the receipt of Requisite Shareholder Approval, if the Company Board has effected a Company Board Recommendation Change; provided, however, that Parent shall only have the right to terminate this Agreement pursuant to this Section 8.1(f) if it exercises such right within the earlier of (i) the business day immediately preceding the Company Shareholder Meeting at which a vote is taken on the Company Merger Vote Matters and (ii) ten (10) Business Days after the Company has notified Parent that the Company Board has effected a Company Board Recommendation Change;

(g)    by the Company, if Parent or Merger Sub has breached any of its respective representations or warranties or if Parent or Merger Sub has failed to perform any covenants or other agreements contained in this Agreement that Parent and Merger Sub are obligated to perform, which breach or failure to perform would result in a failure of a condition set forth in Section 7.3(a) or Section 7.3(b), except that the Company will not be entitled to terminate this Agreement pursuant to this Section 8.1(g) prior to the earlier of (i) the day immediately preceding the Termination Date and (ii) the date that is 30 days after the delivery by the Company to Parent of written notice of such breach stating the Company’s intention to terminate this Agreement pursuant to this Section 8.1(g) and the basis for such termination, it being understood that the Company will not be entitled to terminate this Agreement if such breach has been cured prior to the end of such period; provided, however, that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.1(g) if the Company is then in material breach of any representations, warranties, covenants or other agreements hereunder, which breach would result in a failure of a condition set forth in Sections 7.2(a) or (b) as of such time.

(h)    by the Company, at any time prior to receiving the Requisite Shareholder Approval if the Company Board has authorized the Company to enter into an Alternative Acquisition Agreement to consummate the Acquisition Transaction contemplated by that Superior Proposal in compliance with Section 5.3(e)(ii)(2); provided that substantially concurrently with such a termination pursuant to this Section 8.1(h) the Company shall pay, or shall cause to be paid, to Parent the Company Termination Fee in accordance with Section 8.3(b)(iii); or

(i)    by the Company, at any time prior to the Effective Time (whether prior to or after the receipt of the Requisite Shareholder Approval) if (i) all of the conditions set forth in Section 7.1 and Section 7.2 have been satisfied as of such termination (other than those conditions that by their terms are to be satisfied at the Closing, each of which is capable of being satisfied if there were a Closing); (ii) the Company has at least three (3) Business Days prior to such termination irrevocably (in the case of the immediately succeeding clause (A) only) notified Parent in writing (A) that if Parent performs its obligations hereunder and the Equity Financing contemplated by the Equity Financing Commitment Letter and the Debt Financing contemplated by the Debt Commitment Letter is funded, the Company is ready, willing and able to consummate the Merger throughout such three (3) Business Day period, (B) that, effective as of the Closing, all conditions set forth in Section 7.3 will have been satisfied (other than those conditions that by their terms are to be satisfied at the Closing, each of which is capable of being satisfied at Closing) or that, effective as of the Closing, it is irrevocably waiving any unsatisfied conditions set forth in Section 7.3 and (C) of the Company’s intention to terminate this Agreement pursuant to this Section 8.1(i); and (iii) Parent and Merger Sub fail to consummate the Merger by the end of such three (3) Business Day period and at such time, the Company remains ready, willing and able to consummate the Merger.

8.2.    Manner and Notice of Termination; Effect of Termination.

(a)    Manner of Termination. The Party terminating this Agreement pursuant to Section 8.1 (other than pursuant to Section 8.1(a)) must deliver written notice thereof to the other Parties setting forth in reasonable detail the provision of Section 8.1 pursuant to which this Agreement is being terminated.

(b)    Effect of Termination. Any proper and valid termination of this Agreement pursuant to Section 8.1 will be effective immediately upon the delivery of written notice by the terminating Party to the other Parties. In the event of the termination of this Agreement pursuant to Section 8.1, this Agreement will be of no further force or effect without liability of any Party (or any partner, member, shareholder, Affiliate or Representative of such Party) to the other Parties, as applicable, except that Section 6.7(d), Section 6.7(e), Section 6.7(f), this Section 8.2, Section 8.3 and Article IX will each survive the termination of this Agreement and remain in full force and effect. Notwithstanding the foregoing, except as otherwise provided in Section 8.3(f) (including the limitations on liability contained therein), nothing in this Agreement will relieve any Party from any liability for any Willful and Material Breach of this Agreement prior to termination. In addition to the foregoing, no termination of this Agreement will affect the rights or obligations of any Party pursuant to the Confidentiality Agreement (in accordance with the terms and conditions thereof) or the Limited Guarantees (in accordance with the terms and conditions thereof), which rights, obligations and agreements will survive the termination of this Agreement in accordance with their terms.

8.3.    Fees and Expenses.

(a)    General. Except as set forth in this Section 8.3, all fees and expenses incurred in connection with this Agreement and the Merger will be paid by the Party incurring such fees and expenses whether or not the Merger is consummated. The fees payable to a Governmental Authority in connection with filings necessary or advisable to obtain any Consents under applicable Laws shall be shared equally by the Company and Parent whether or not the Closing occurs. Parent or the Surviving Company will be responsible for all fees and expenses of the Paying Agent. Parent or the Surviving Company will pay or cause to be paid all (i) transfer, stamp and documentary Taxes or fees; and (ii) sales, use, real property transfer and other similar Taxes or fees arising out of or in connection with entering into this Agreement and the consummation of the Transactions.

(b)    Company Payments.

(i)    If (A) this Agreement is validly terminated pursuant to Section 8.1(c), Section 8.1(d) or Section 8.1(e); (B) following the execution and delivery of this Agreement and prior to the termination of this Agreement (1) pursuant to Section 8.1(c) or Section 8.1(d), an Acquisition Proposal for an Acquisition Transaction has been publicly announced or shall have become publicly known (in either case, not by or on behalf of Parent, its Affiliates or its Representatives) and not publicly withdrawn or otherwise abandoned prior to the Company Shareholders Meeting; or (2) pursuant to Section 8.1(e), an Acquisition Proposal for an Acquisition Transaction shall have become known to the Company Board and shall not have been abandoned or otherwise not pursued and (C) within twelve months following the termination of this Agreement pursuant to Section 8.1(c), Section 8.1(d) or Section 8.1(e), either an Acquisition Transaction is consummated or the Company enters into a definitive agreement providing for the consummation of an Acquisition Transaction and such Acquisition Transaction is at any time subsequently consummated, then the Company will promptly (and in any event on the earlier of the date such definitive agreement is signed or the consummation of such Acquisition Transaction) pay, or cause to be paid, to Parent (or its designees) the Company Termination Fee by wire transfer of immediately available funds to an account or accounts designated in writing by Parent. For purposes of this Section 8.3(b)(i), all references to “15%” in the definition of “Acquisition Transaction” will be deemed to be references to “50%.”

(ii)    If this Agreement is validly terminated pursuant to Section 8.1(f), then the Company shall promptly (and in any event within two (2) Business Days following such termination) pay, or cause to be paid, to Parent (or its designees) the Company Termination Fee by wire transfer of immediately available funds to an account or accounts designated in writing by Parent.

(iii)    If this Agreement is validly terminated pursuant to Section 8.1(h), then the Company shall substantially concurrently with such termination pay, or cause to be paid, to Parent (or its designees) the Company Termination Fee by wire transfer of immediately available funds to an account or accounts designated in writing by Parent.

(c)    Parent Payments. If this Agreement is validly terminated pursuant to Section 8.1(g) or Section 8.1(i), then, in each case, Parent shall promptly (and in any event within two (2) Business Days following such termination) pay, or cause to be paid, to the Company an amount equal to $109,940,000 (the “Parent Termination Fee”) by wire transfer of immediately available funds to an account or accounts designated in writing by the Company.

(d)    Single Payment Only. The Parties acknowledge and agree that in no event will the Company or Parent be required to pay the Company Termination Fee or the Parent Termination Fee, as applicable, on more than one occasion, whether or not the Company Termination Fee, or the Parent Termination Fee, as applicable, may be payable pursuant to more than one provision of this Agreement at the same or at different times and upon the occurrence of different events.

(e)    [Reserved].

(f)    Sole and Exclusive Remedy; Limitations.

(i)    Notwithstanding anything to the contrary contained in this Agreement, if Parent or Merger Sub fails to effect the Merger or otherwise are in breach of this Agreement (whether such breach is knowing, deliberate, willful, unintentional, a Willful and Material Breach or otherwise) or fails to perform hereunder (whether such failure is knowing, deliberate, willful, unintentional, a Willful and Material Breach or otherwise), then, except for an order of specific performance as and to the extent permitted by Section 9.8(b), except for the Company’s express third party beneficiary rights under the Equity Commitment Letter in accordance with its terms and except for claims under the Confidentiality Agreement, the sole and exclusive remedies (whether at Law, in equity, in contract, in tort or otherwise) against Parent, Merger Sub or any Parent Related Party, and any Financing Source or any other lenders party from time to time to any agreement related to any Debt Financing or Alternate Debt Financing, their respective Affiliates and its and their respective Affiliates’ respective Representatives, and their successors and permitted assigns (collectively with the Financing Sources, the “Debt Financing Related Parties”), for any breach, loss or failure to perform, which recourse shall be sought solely against Parent, Merger Sub and, in the case of the Company’s right to enforce the Limited Guarantees and the Equity Commitment Letter, the Guarantors, will be (subject to, as applicable, the limitations set forth herein and/or, with respect to the Company’s right to enforce the Limited Guarantees and the Equity Commitment Letter, under the Limited Guarantees or the Equity Commitment Letter (as applicable)), will be: if applicable, upon termination of this Agreement, for the Company to receive (A) the Parent Termination Fee under the circumstances in which the Parent Termination Fee is payable pursuant to Section 8.3(c) from Parent (or the Guarantors under the Limited Guarantees, solely to the extent provided therein and subject to the limitations set forth therein), (B) the reasonable costs of collection relating thereto, (C) any payments to the extent owed by Parent pursuant to Reimbursement Obligations and (D) any payments to the extent owed by Parent or Merger Sub pursuant to Section 8.3(a). Notwithstanding anything to the contrary herein, while the Company may pursue both a grant of specific performance requiring consummation of the Merger and the payment of the amounts set forth in this Section 8.3(f)(i), in no event will the Company, the Company Related Parties or any other Person be entitled to or permitted to receive both (x) the payment of monetary damages (including the Parent Termination Fee) and (y) a grant of specific performance requiring consummation of the Merger.

(ii)    In the event that the Parent Termination Fee is payable pursuant to Section 8.3(c), the payment by Parent of the Parent Termination Fee shall not be a penalty and shall constitute liquidated damages for any and all losses suffered or incurred by the Company or any other Person in connection with this Agreement, and the receipt by the Company of the Parent Termination Fee (including the Company’s right to receive the Parent Termination Fee from the Guarantors pursuant to the terms and conditions of the Limited Guarantees), the reasonable cost of collection related thereto and the receipt by the Company of any payments to the extent owed by Parent pursuant to Reimbursement Obligations (if any) and any payments to the extent owed by Parent or Merger Sub pursuant to Section 8.3(a) shall be the sole and exclusive monetary remedies (whether at law, in equity, in contract, in tort or otherwise) of the Company and the Company Related Parties against any of (A) Parent or Merger Sub; (B) their former, current and future direct or indirect holders of any equity, controlling persons, Affiliates (other than Parent or Merger Sub), Subsidiaries, Representatives, predecessors, successors, agents, beneficiaries, heirs, members, managers, direct or indirect general or limited partners, stockholders, shareholders and assignees of any of the foregoing (collectively, the “Parent Related Parties”) and (C) the Debt Financing Related Parties for any breach, cost, expense, liability, loss or damage or other claim suffered as a result thereof or in connection with the matters forming the basis for the termination of this Agreement (including in the event of Fraud or Willful and Material Breach) or related thereto, in respect of the Transactions (or any of them), this Agreement, the Ancillary Agreements, any agreement executed in connection herewith (including the Financing Letters and the Limited Guarantees) and the transactions contemplated thereby or otherwise, and upon payment of such amounts, none of Parent and the Parent Related Parties shall have any further liability or obligation arising out of or relating to, and none of the Company, the Company Related Parties or any other Person shall be entitled to bring or maintain any claim, action or proceeding against Parent, Merger Sub or the Parent Related Parties arising out of or relating to, the Transactions (or any of them), this Agreement, the Ancillary Agreements, any agreement executed in connection herewith (including the Limited Guarantees) and the transactions contemplated thereby or any other document or under any theory of Law (whether at Law or equity in contract, in tort or otherwise), except that, notwithstanding anything else in this clause (ii), Parent and Merger Sub will remain obligated with respect to, and the Company and its Subsidiaries may be entitled to remedies with respect to, the Confidentiality Agreement, the Reimbursement Obligations and Section 8.2 and the Guarantors will remain obligated with respect to, and the Company and its Subsidiaries may be entitled to remedies with respect to, any breach of the Limited Guarantees (in accordance with the terms and conditions thereof), as applicable.

(iii)    Notwithstanding anything to the contrary contained in this Agreement, if the Company fails to effect the Merger or otherwise is in breach of this Agreement (whether such breach is knowing, deliberate, willful, unintentional, a Willful and Material Breach or otherwise) or fails to perform hereunder (whether such failure is knowing, deliberate, willful, unintentional, a Willful and Material Breach or otherwise), then, except for an order of specific performance as and to the extent permitted by Section 9.8(b) and for Siris Capital Group, LLC’s right to enforce its rights under the Confidentiality Agreement, the sole and exclusive remedies (whether at Law, in equity, in contract, in tort or otherwise) against the Company or any Company Related Party for any breach, loss or failure to perform, which recourse shall be sought solely against the Company will be (subject to, as applicable, the limitations set forth herein) (1) if applicable, upon termination of this Agreement, for Parent to receive (A) the Company Termination Fee under the circumstances in which the Company Termination Fee is payable pursuant to Section 8.3(b), (B) any payments to the extent owed by the Company pursuant to Section 8.3(a) and (C) the reasonable cost of collection relating thereto; or (2) following a termination of this Agreement (other than in the event of a valid termination of this Agreement in which the Company Termination Fee is paid or payable pursuant to Section 8.3(b)), for Parent or Merger Sub to seek to recover monetary damages from the Company for a Willful and Material Breach; provided that any recovery under this clause (2) shall not exceed the Maximum Company Liability. Notwithstanding anything to the contrary herein, while Parent may pursue both a grant of specific performance requiring consummation of the Merger and the payment of the amounts set forth in this Section 8.3(f)(iii), in no event will Parent, the Parent Related Parties or any other Person be entitled to or permitted to receive both (x) the payment of monetary damages (including the Company Termination Fee) and (y) a grant of specific performance requiring consummation of the Merger.

(iv)    In the event that the Company Termination Fee is payable pursuant to Section 8.3(b), the payment by the Company of the Company Termination Fee shall not be a penalty and shall constitute liquidated damages for any and all losses suffered or incurred by Parent, Merger Sub or any other Person in connection with this Agreement, and the receipt by Parent (or any of its designees) of the Company Termination Fee, the reasonable cost of collection related thereto and the receipt by Parent of any payments to the extent owed by the Company pursuant to Section 8.3(f)(iii)(2) shall be the sole and exclusive monetary remedies (whether at law, in equity, in contract, in tort or otherwise) of Parent, Merger Sub and the Parent Related Parties against any of (A) the Company, its Subsidiaries and each of their respective Affiliates; and (B) their former, current and future direct or indirect holders of any equity, controlling persons, Affiliates, Subsidiaries, Representatives, predecessors, successors, agents, beneficiaries, heirs, members, managers, direct or indirect general or limited partners, stockholders, shareholders and assignees of any of the foregoing (collectively, the “Company Related Parties”) for any breach, cost, expense, liability, loss or damage or other claim suffered as a result thereof or in connection with the matters forming the basis for the termination of this Agreement (other than in the event of Fraud or Willful and Material Breach, subject to the limitations set forth in Section 8.3(f)(iii)) or related thereto, in respect of the Transactions (or any of them), this Agreement, the Ancillary Agreements, any agreement executed in connection herewith (including the Financing Letters and the Limited Guarantees) and the transactions contemplated thereby or otherwise, and upon payment of such amounts, none of the Company and the Company Related Parties shall have any further liability or obligation arising out of or relating to, and none of Parent, Merger Sub, the Parent Related Parties or any other Person shall be entitled to bring or maintain any claim, action or proceeding against the Company or the Company Related Parties arising out of or relating to, the Transactions (or any of them), this Agreement, the Ancillary Agreements, any agreement executed in connection herewith and the transactions contemplated thereby or any other document or under any theory of Law (whether at Law or equity in contract, in tort or otherwise) (other than in the event of Fraud or Willful and Material Breach subject to the limitations set forth in Section 8.3(f)(iii)), except that, notwithstanding anything else in this clause (iv), the Company will remain obligated with respect to, and Parent and Merger Sub may be entitled to remedies with respect to, the Confidentiality Agreement and Section 8.2.

(v)    Each of the Company and Parent acknowledges and agrees that the agreements contained in this Section 8.3 are integral parts of the Transactions and that, without these agreements, the Company, on the one hand, and Parent and Merger Sub, on the other hand, would not enter into this Agreement.

8.4.    Amendment. Subject to applicable Law and subject to the other provisions of this Agreement, this Agreement may be amended by the Parties at any time, whether before or after the Company has received the Requisite Shareholder Approval by execution of an instrument in writing signed on behalf of each of Parent, Merger Sub and the Company (pursuant to authorized action by the Company Board (or a committee thereof)), except that in the event that the Company has received the Requisite Shareholder Approval, no amendment may be made to this Agreement that requires the further approval of the Company Shareholders pursuant to the DGCL without such further approval; provided, that, Section 8.3(f)(i), (ii) and (vi), this Section 8.4, Section 9.6, Section 9.8, Section 9.9, Section 9.10, Section 9.11 and Section 9.12 (and any other provision of this Agreement to the extent an amendment, supplement, waiver or other modification of such provision would modify the substance of such Sections (collectively, the “Financing Source Provisions”)) may not be amended, supplemented, waived or otherwise modified in any manner that is materially adverse in any respect to the Financing Sources without the prior written consent of the Financing Sources.

8.5.    Extension; Waiver. At any time and from time to time prior to the Effective Time, any Party may, to the extent legally allowed and except as otherwise set forth herein, (a) extend the time for the performance of any of the obligations or other acts of the other Parties, as applicable; (b) waive any inaccuracies in the representations and warranties made to such Party contained herein or in any document delivered pursuant hereto; and (c) subject to the requirements of applicable Law, waive compliance with any of the agreements or conditions for the benefit of such Party contained herein. Any agreement on the part of a Party to any such extension or waiver will be valid only if set forth in an instrument in writing signed by such Party. Any delay in exercising any right pursuant to this Agreement will not constitute a waiver of such right.

ARTICLE IX

GENERAL PROVISIONS

9.1.    Survival of Representations, Warranties and Covenants. The representations, warranties, covenants and agreements of the Company, Parent and Merger Sub contained in this Agreement or in any schedule, certificate, instrument or other document delivered pursuant to this Agreement will terminate at the Effective Time, except that any covenants or agreements that by their terms survive the Effective Time shall survive the Effective Time in accordance with their respective terms.

9.2.    Notices. All notices and other communications hereunder must be in writing and will be deemed to have been duly delivered and received hereunder (i) four (4) Business Days after being sent by registered or certified mail, return receipt requested, postage prepaid; (ii) one (1) Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable international overnight courier service; or (iii) immediately upon delivery by hand, or if by e-mail, upon written or electronic confirmation of receipt, in each case to the intended recipient as set forth below:

(a)	if to Parent or Merger Sub to:

c/o Siris Capital Group, LLC

601 Lexington Ave, 59th Floor

New York, New York 10022

Attention: General Counsel

Facsimile No.: (212) 231-2680

E-mail:

with	a copy (which will not constitute notice) to:

Sidley Austin LLP

1999 Avenue of the Stars, 17th Floor

Los Angeles, CA 90067

Attn:    Dan Clivner and Vijay Sekhon

Fax:     (310) 595-9501

Email:

(b)	if to the Company (prior to the Effective Time) to:

Electronics for Imaging, Inc.

6750 Dumbarton Circle

Fremont, CA 94555

Attn:       General Counsel

Email:

with a copy (which will not constitute notice) to:

O’Melveny & Myers LLP

Two Embarcadero Center, 28th Floor

San Francisco, California 94111

Attn:      C. Brophy Christensen, Esq. and Noah Kornblith, Esq.

Fax:       (415) 984-8701

Email:

Any notice received by fax, email or otherwise at the addressee’s location on any Business Day after 5:00 p.m., addressee’s local time, or on any day that is not a Business Day will be deemed to have been received at 9:00 a.m., addressee’s local time, on the next Business Day. From time to time, any Party may provide notice to the other Parties of a change in its address, fax number or e-mail address through a notice given in accordance with this Section 9.2, except that that notice of any change to the address or any of the other details specified in or pursuant to this Section 9.2 will not be deemed to have been received until, and will be deemed to have been received upon, the later of the date (A) specified in such notice; or (B) that is five (5) Business Days after such notice would otherwise be deemed to have been received pursuant to this Section 9.2.

9.3.    Assignment. No Party may assign either this Agreement or any of its rights, interests or obligations hereunder, by operation of Law or otherwise, without the prior written approval of the other Parties, except that Parent will have the right to assign all or any portion of its rights and obligations pursuant to this Agreement from and after the Effective Time in connection with a merger or consolidation involving Parent or other disposition of all or substantially all of the assets of Parent or the Surviving Company, it being understood that such assignment will not (i) relieve Parent or Merger Sub of any of its obligations under this Agreement; or (ii) impede or delay the consummation of the Transactions, or otherwise materially impede the rights of the holders of Company Common Shares and Company Equity Awards pursuant to this Agreement. Subject to the preceding sentence, this Agreement will be binding upon and will inure to the benefit of, and be enforceable by, the Parties and their respective successors and permitted assigns. No assignment by any Party will relieve such Party of any of its obligations hereunder. Any purported assignment of this Agreement without the consent required by this Section 9.3 is null and void.

9.4.    Confidentiality. Parent, Merger Sub and the Company hereby acknowledge that the Company and the Siris Capital Group, LLC have previously executed a Confidentiality Agreement, dated September 15, 2018, as amended by the First Amendment dated March 13, 2019 (the “Confidentiality Agreement”), that will continue in full force and effect in accordance with their respective terms; provided, however, the Company agrees that the Confidentiality Agreement is hereby amended to include all prospective debt financing sources of Parent, Merger Sub and Siris Capital Group, LLC, limited partners of investment funds affiliated with either of the Guarantors, and outside agents and other advisors of Parent, Merger Sub and Siris Capital Group, LLC in the term “Representative” as such term is defined therein. Each of Parent, Merger Sub and their respective Representatives will hold and treat all documents and information concerning the Company and its Subsidiaries furnished or made available to Parent, Merger Sub or their respective Representatives in connection with the Merger as confidential in accordance with the Confidentiality Agreement. The Parties also hereby acknowledge and agree that Parent and Merger Sub are and shall be “Representatives” under the Confidentiality Agreement.

9.5.    Entire Agreement. This Agreement and the documents and instruments and other agreements among the Parties as contemplated by or referred to herein, including the Ancillary Agreements, the Confidentiality Agreement and the Company Disclosure Letter, constitute the entire agreement among the Parties with respect to the subject matter hereof and supersede all prior and contemporaneous agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof. Notwithstanding anything to the contrary in this Agreement, the Confidentiality Agreement will (a) not be superseded; (b) survive any termination of this Agreement; and (c) continue in full force and effect until the earlier to occur of the Effective Time and the date on which the Confidentiality Agreement expire in accordance with its terms or is validly terminated by the parties thereto.

9.6.    Third Party Beneficiaries. Except as set forth in Section 6.11 and this Section 9.6, the Parties agree that their respective representations, warranties and covenants set forth in this Agreement are solely for the benefit of the other Parties in accordance with and subject to the terms of this Agreement. This Agreement is not intended to, and shall not (and nothing herein express or implied shall be construed to), confer upon any other Person any rights or remedies hereunder, except (a) as set forth in or contemplated by Section 6.7(f) and Section 6.11; (b) each Parent Related Party shall be an express third-party beneficiary of Section 8.3, Section 9.10, Section 9.11, Section 9.12 and this Section 9.6 (it being understood and agreed that the provisions of such Sections will be enforceable by the Parent Related Parties); (c) each Company Related Party shall be an express third-party beneficiary of Section 8.3(f)(iv) (it being understood and agreed that the provisions of such Section will be enforceable by the Company Related Parties); and (d) each Financing Source shall be an express third-party beneficiary of the Financing Source Provisions (it being understood and agreed that the provisions of such Sections will be enforceable by the Financing Sources).

9.7.    Severability. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, or incapable of being enforced under any applicable Law, the remainder of this Agreement will continue in full force and effect and the application of such provision to other Persons or circumstances will be interpreted so as reasonably to effect the intent of the Parties. The Parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

9.8.    Remedies.

(a)    Remedies Cumulative. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby or by Law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy.

(b)    Specific Performance.

(i)    The Parties agree that irreparable damage for which monetary damages and/or the payment of the Parent Termination Fee, even if available, would not be an adequate remedy would occur in the event that the Parties do not perform the provisions of this Agreement (including any Party failing to take such actions as are required of it hereunder in order to consummate this Agreement) in accordance with its specified terms or otherwise breach such provisions. The Parties acknowledge and agree that: (A) subject to the limitations set forth in Section 8.3(f) and this Section 9.8, the Parties will be entitled, in addition to any other remedy to which they are entitled at Law or in equity, to an injunction, specific performance and other equitable relief to prevent breaches (or threatened breaches) of this Agreement and to enforce specifically the terms and provisions hereof (including, for the avoidance of doubt, subject to the terms of and the limitations set forth in this Agreement and the Equity Commitment Letters, the right of the Company to seek an award of specific performance to enforce Parent’s obligation to consummate the Merger in circumstances where Parent and Merger Sub are obligated to consummate the Merger and the Merger has not been consummated) in the Chosen Courts without proof of damages; and (B) the right of specific enforcement is an integral part of the Transactions and without that right, neither the Company nor Parent would have entered into this Agreement.

(ii)    Notwithstanding Section 9.8(b)(i) or anything else in this Agreement to the contrary, it is acknowledged and agreed that the right of the Company to an injunction, specific performance or other equitable remedy in connection with enforcing Parent’s obligation to cause the Equity Financing to be funded and to consummate the Merger will be subject to the requirements that (A) all of the conditions set forth in Section 7.1 and Section 7.2 have been satisfied (other than those conditions that by their terms are to be satisfied at the Closing (provided that such conditions would be satisfied as of such date)); (B) the Debt Financing (or, in the case Alternate Debt Financing has been obtained, such Alternate Debt Financing) has been funded in accordance with the terms set forth in the Debt Commitment Letters (or the New Debt Commitment Letters, if applicable) or would be funded at the Closing if the Equity Financing is funded at the Closing; (C) Parent and Merger Sub fail to complete the Closing by the date the Closing is required to have occurred pursuant to Section 2.3; and (D) the Company has irrevocably confirmed in a written notice to Parent that if specific performance is granted and the Equity Financing and Debt Financing are funded, then the Closing would occur. In no event will the Company be entitled to enforce or seek to enforce specifically Parent’s obligation to cause the Equity Financing to be funded or to complete the Merger if the Debt Financing has not been funded (or will not be funded at the Closing).

(iii)    Subject to Section 8.3(f)(i), Section 8.3(f)(iii) and this Section 9.8, the Parties agree not to assert in any action for specific performance the defense of adequacy of a remedy at Law. Any Party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement will not be required to provide any bond or other security in connection with such injunction or enforcement, and each Party irrevocably waives any right that it may have to require the obtaining, furnishing or posting of any such bond or other security.

(iv)    For the avoidance of doubt, in no event shall the exercise of the Company’s right to seek specific performance or other equitable relief pursuant to this Section 9.8(b) reduce, restrict or otherwise limit the Company’s right to terminate this Agreement in accordance with the terms hereof and be paid the Parent Termination Fee (provided, that under no circumstances shall the Company be permitted or entitled to receive both a grant of specific performance that results in the Merger occurring pursuant to this Section 9.8(b) and the payment of all or any portion of the Parent Termination Fee) plus any additional amounts contemplated by Section 8.3(f)(i).

9.9.    Governing Law. This Agreement and all actions, proceedings or counterclaims (whether based on contract, tort or otherwise) arising out of or relating to this Agreement or the actions of Parent, Merger Sub or the Company in the negotiation, administration, performance and enforcement thereof, shall be governed by, and construed in accordance with the internal Laws of the State of Delaware, including its statutes of limitations, without giving effect to any Laws or other rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws or statutes of limitations of any jurisdiction other than the State of Delaware. Notwithstanding the foregoing, except as otherwise set forth in the Debt Commitment Letters as in effect as of the date of this Agreement, including as it relates to (a) the interpretation of the definition of “Company Material Adverse Effect” (and whether or not a Company Material Adverse Effect has occurred), (b) the determination of the accuracy of any Specified Acquisition Agreement Representation (as defined in the Debt Commitment Letters) and whether as a result of any inaccuracy thereof the Parent (or any of its Affiliates) has the right to terminate the Parent’s (or its Affiliates’) obligations under this Agreement in accordance with Section 8.1(e) of this Agreement or decline to consummate the Merger in accordance with Section 7.2(a) of this Agreement and (c) the determination of whether the Merger has been consummated in accordance with the terms hereof and, in any case, claims or disputes arising out of any such interpretation or determination or any aspect thereof, which in each case shall be governed by, and construed in accordance with, the Laws of the State of Delaware, regardless of the Laws that might otherwise govern under applicable principles of conflicts of laws thereof, all matters relating to the interpretation, construction, validity and enforcement (whether at law, in equity, in contract, in tort, or otherwise) against any of the Financing Sources in any way relating to an executed Debt Commitment Letter or the performance thereof or the Debt Financing, shall be exclusively governed by, and construed in accordance with, the Laws of the State of New York, without giving effect to conflicts of laws principles or rules to the extent such principles or rules are not mandatorily applicable and would require or permit the application of the Law of any jurisdiction other than the State of New York.

9.10.    Consent to Jurisdiction. Each of the Parties (a) irrevocably consents to the service of the summons and complaint and any other process (whether inside or outside the territorial jurisdiction of the Chosen Courts) in any Legal Proceeding relating to the Transactions and the Limited Guarantees, for and on behalf of itself or any of its properties or assets, in accordance with Section 9.2 or in such other manner as may be permitted by applicable Law, and nothing in this Section 9.10 will affect the right of any Party to serve legal process in any other manner permitted by applicable Law; (b) irrevocably and unconditionally consents and submits itself and its properties and assets in any Legal Proceeding to the exclusive general jurisdiction of the Court of Chancery of the State of Delaware and any state appellate court therefrom within the State of Delaware (or, if the Court of Chancery of the State of Delaware declines to accept jurisdiction over a particular matter, any federal court within the State of Delaware) (the “Chosen Courts”) in the event that any dispute or controversy arises out of this Agreement, the Transactions, the Limited Guarantees or the transactions contemplated thereby; (c) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court; (d) agrees that any Legal Proceeding arising in connection with this Agreement, the Transactions, the Limited Guarantees or the transactions contemplated thereby will be brought, tried and determined only in the Chosen Courts; (e) waives any objection that it may now or hereafter have to the venue of any such Legal Proceeding in the Chosen Courts or that such Legal Proceeding was brought in an inconvenient court and agrees not to plead or claim the same; and (f) agrees that it will not bring any Legal Proceeding relating to this Agreement, the Transactions, the Limited Guarantees or the transactions contemplated thereby in any court other than the Chosen Courts; provided, however, that notwithstanding the foregoing, each party hereto agrees that it will not bring or support any Person in any Legal Proceeding of any kind or description, whether at Law or in equity, in contract or in tort or otherwise, against any of the Financing Sources in any way relating to this Agreement or any of the Transactions, including any dispute arising out of or relating in any way to any Debt Commitment Letter, Debt Financing, or in each case, the performance thereof or the financings contemplated thereby, in any forum other than the federal and New York state courts located in the Borough of Manhattan within the City of New York and each of the parties hereby submits to the exclusive jurisdiction of the New York courts for the purpose any such proceeding. Each party irrevocably and unconditionally agrees not to assert (1) any objection which it may ever have to the laying of venue of any such litigation in any New York court, (2) any claim that any such proceeding brought in any New York court has been brought in an inconvenient forum and (3) any claim that any New York court does not have jurisdiction with respect to such proceeding. Each of Parent, Merger Sub and the Company agrees that a final judgment in any Legal Proceeding in the Chosen Courts will be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law.

9.11.    WAIVER OF JURY TRIAL. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE PURSUANT TO THIS AGREEMENT, INCLUDING ANY ACTION INVOLVING ANY DEBT FINANCING RELATED PARTIES ARISING OUT OF OR RELATED TO ANY DEBT FINANCING, IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT THAT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL PROCEEDING (WHETHER FOR BREACH OF CONTRACT, TORTIOUS CONDUCT OR OTHERWISE) DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE ANCILLARY AGREEMENTS, THE MERGER, THE LIMITED GUARANTEES OR THE OTHER AGREEMENTS TO BE ENTERED INTO IN CONNECTION HEREWITH, AND THE TRANSACTIONS CONTEMPLATED HEREBY AND THEREBY. EACH PARTY ACKNOWLEDGES AND AGREES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (ii) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER; (iii) IT MAKES THIS WAIVER VOLUNTARILY; AND (iv) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.11.

9.12.    No Recourse. This Agreement may only be enforced against, and any claims or causes of action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement (including any representation or warranty made in or in connection with this Agreement or as an inducement to enter into this Agreement) may only be made against the entities that are expressly identified as Parties hereto and only with respect to the specific obligations undertaken by such Parties as set forth herein with respect to such Parties and no Parent Related Parties (other than the Guarantors to the extent set forth in the Limited Guarantees or the Equity Commitment Letter) or current and future direct or indirect holders of any equity, controlling persons, Affiliates, Subsidiaries, Representatives, predecessors, successors, agents, beneficiaries, heirs, members, managers, direct or indirect general or limited partners, stockholders, shareholders and assignees of the Company nor any Financing Sources or Debt Financing Related Parties (collectively, “Non-Party Affiliates”) shall have any liability to the Company and its Subsidiaries for any obligations or liabilities of the parties to this Agreement or for any claim (whether at Law or in equity, in contract, in tort or otherwise) based on, in respect of, or by reason of, the Transactions or in respect of any oral representations made or alleged to be made in connection herewith. Each Party hereto waives and releases all such liabilities, obligations, claims and actions against any such Non-Party Affiliates.

9.13.    Disclosure Letter References. The Parties agree that any disclosure set forth in any particular section or subsection of the Company Disclosure Letter or the Parent Disclosure Letter will be deemed to be an exception to (or, as applicable, a disclosure for purposes of) (a) the representations and warranties (or covenants, as applicable) of the Company, Parent or Merger Sub, as applicable, that are set forth in the corresponding Section or subsection of this Agreement; and (b) any other representations and warranties (or covenants, as applicable) of the Company, Parent or Merger Sub that are set forth in this Agreement, but in the case of this clause (b), only to the extent that the relevance of such disclosure as an exception to (or a disclosure for purposes of) such other representations and warranties (or covenants, as applicable) is reasonably apparent on the face of such disclosure. Each of Parent and Merger Sub hereby acknowledge and agree to be subject to and bound by the express acknowledgements and agreements of each of Parent and Merger Sub set forth in the Company Disclosure Letter.

9.14.    Counterparts. This Agreement and any amendments hereto may be executed in one or more counterparts, all of which will be considered one and the same agreement and will become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Parties, it being understood that all Parties need not sign the same counterpart. Any such counterpart, to the extent delivered by fax or .pdf., tif, .gif, .jpg or similar attachment to electronic mail (any such delivery, an “Electronic Delivery”), will be treated in all manner and respects as an original executed counterpart and will be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No Party may raise the use of an Electronic Delivery to deliver a signature, or the fact that any signature or agreement or instrument was transmitted or communicated through the use of an Electronic Delivery, as a defense to the formation of a contract, and each Party forever waives any such defense, except to the extent such defense relates to lack of authenticity.

[Signature page follows.]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed and delivered by their respective duly authorized officers as of the date first written above.

EAST PRIVATE HOLDINGS II, LLC

By:	/s/ Peter Berger
Name:	Peter Berger
Title:	Managing Partner

EAST MERGER SUB, INC.

By:	/s/ Peter Berger
Name:	Peter Berger
Title:	Authorized Person

[Signature Page to Agreement and Plan of Merger]

ELECTRONICS FOR IMAGING, INC.

By:	/s/ William D. Muir Jr.
Name:	William D. Muir Jr.
Title:	CEO

[Signature Page to Agreement and Plan of Merger]